Moody's Investors Service ("MIS")

Exhibit 7

Policies to Address and Manage Conflicts of Interest

MIS has the following policies to address and manage conflicts of interest related to the issuance of credit ratings.

1. Moody's Corporation Code of Business Conduct (October 2020)
2. Moody's Corporation Director and Shareholder Affiliation Policy-Policy Regarding the Independence of Ratings and Disclosure of Affiliations of Moody's Directors and Shareholders with Rated Entities (March 15, 2021)
3. Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers (November 23, 2010)
4. Moody's Investors Service Code of Professional Conduct (January 1, 2021)
5. Policy for Ancillary and Other Permissible Services (October 21, 2020)
6. Policy for Securities Trading (December 14, 2020)
7. MIS – MA Separation Policy (November 9, 2020)
8. Policy Banning Structuring Recommendations Associated with Credit Ratings (October 21, 2020)
9. Policy for Receipt, Review and Retention of External Complaints (October 21, 2020)
10. Policy for Internal Complaints Regarding MIS Ratings or the Ratings Process (December 18, 2017)
11. Policy on Conflict of Interest Certification (October 21, 2020)
12. Policy for Fee Discussions (October 21, 2020)
13. Policy for Solicitation or Acceptance of Money, Gifts, Favors, or Entertainment (October 21, 2020)
14. Policy for Designating Non-Participating Rated Entities (January 1, 2021)
15. Post Employment Policy (December 14, 2020)
16. Policy for Designating and Assigning Unsolicited Credit Ratings (January 1, 2021)
17. Policy for Analyst Rotation (January 1, 2021)
18. Policy for Material Non-Public Information (October 21, 2020)
19. Policy for Withdrawal of Credit Ratings (January 1, 2021)
20. Annual Report of Designated Compliance Officer (November 23, 2010)
21. Compensation of Designated Compliance Officer (May 21, 2018)
22. Independence of Compliance (May 21, 2018)
23. Credit Rating Refusal Policy (February 1, 2016)
24. Outside Business Interest and Other Potential Conflicts Policy (January 1, 2021)
25. Policy Prohibiting Sales and Marketing by Credit Rating Personnel (October 21, 2020)
26. Policy Regarding SEC Rule 17g-5(a)(3) (August 5, 2019)
27. Policy on Not Maintaining Credit Ratings on Issuers From Whom MIS receives 10% of its Annual Billings (April 3, 2017)
28. Policy for Outsourcing MIS Important Operational Functions (April 3, 2017)
29. Moody's Corporation Anti-Bribery and Anti-Corruption Policy (December 5, 2016)

30. Policy on the Separation of Credit Rating Personnel from Commercial Information and Activities (April 3, 2017)
31. Policy on Anticompetitive Rating Practices (SEC Rule 17g-6) (December 14, 2020)
32. Policy Prohibiting MIS from Rating MCO (December 27, 2016)
33. Policy on Referring Violation of Law (SEC Rule 15E(u) (May 2, 2016)
34. Electronic Communication Monitoring Policy (March 1, 2021)
35. Policy for the Ability of Entities to Decline Publication of Requested Credit Ratings (May 4, 2020)
36. Policy for Sovereign Ratings (January 1, 2021)
37. Policy on the Conduct of the Rating Committee Process in the European Union and United Kingdom (January 1, 2021)
38. Policy For Agency Rotation (January 1, 2021)
39. Policy on Shareholding (January 1, 2021)
40. Policy Regarding Personal Relationships and Nepotism (October 22,2020)



Code of Business Conduct

OCTOBER 2020

MOODY'S

The Code is a statement of guiding principles and policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment. Rights as an employee and the Company's rights as an employer are governed by the laws of the jurisdiction of employment, the work rules of your employing unit, and your individual written employment contract, if any. In the United States and certain other countries, employment by the Company is employment at will, unless agreed upon otherwise in an express, written employment agreement. Employment at will means that the employee may terminate his or her employment at any time, for any reason or no reason at all, and the Company may terminate employment at any time, for any legal reason or no reason at all, but not for an unlawful reason. Where employment is at will, no oral representation by any Moody's employee with respect to continued employment can alter this relationship. Where a local jurisdiction's laws contain mandatory requirements that differ from the provisions of this Code, that jurisdiction's laws prevail for employees based in that jurisdiction. In the event that any provision of this Code conflicts with any provision in your individual written employment contract, the provisions in your individual written employment contract will prevail. In addition, to the extent that Moody's adopts or revises any policies that are more restrictive than this Code, the provisions in those policies will prevail.

From Rob Fauber



For more than a century, Moody's employees have proudly upheld the company's worldwide reputation for high standards of business conduct. An essential aspect of Moody's success is our collective commitment to operating in an ethical and lawful manner to maintain the integrity of our business. Moody's Code of Business Conduct, which has been approved by our Board of Directors, sets forth the guiding principles we expect each employee and member of the Board to follow. Although no Code can anticipate every specific problem you may face or cover every applicable law, by providing you with these guiding principles and illustrative examples, the Code is designed to assist you in identifying and resolving troublesome issues, as well as to advise you where to go for help and advice.

It is the responsibility of each employee to abide by the Code and to raise awareness of problems that may undermine the company's integrity. Moody's managers and Board members have the additional responsibility of fostering a culture in which compliance with applicable laws and Moody's policies is at the core of our business activities. At Moody's, the views of each employee matter, and we expect employees to demonstrate high standards of personal integrity in all their interactions. By following the principles contained in the Code, Moody's employees help sustain a work environment that is open, inclusive and fair for all. If you have a question or concern about what is proper conduct for you or anyone else, please raise it through one of the many channels offered to you in the Code. Reports of violations will be treated confidentially to the extent possible, and no person who reports a possible violation in good faith will be subject to retaliation.

Please carefully review Moody's Code of Business Conduct and keep it handy for consultation. Be aware that certain provisions may have changed since the last version of the Code was issued. I trust that each of you will accept the personal responsibility to live up to Moody's values and abide by the principles described in the Code. Thank you for continuing to do your part.

Robert Fauber
President & Chief Executive Officer
Moody's Corporation

Contents

39

How We Act with Integrity in the Global Community

45

Code Administration

46

Key Contact Information



Moody's has built a reputation for the highest standards of integrity and responsibility.

Overview

For more than a century, Moody's has built a reputation for the highest standards of integrity and responsibility. It is the duty of each of us to uphold and enhance the Company's standing in the global community. We owe that duty to ourselves, as well as to our fellow employees and directors, Moody's stockholders and customers, and everyone with whom we do business.

This Code of Business Conduct (the "Code") is designed to help all Moody's employees and directors understand how to apply these principles in daily business activities. The Code confirms the basic elements of honesty, integrity, good judgment and professionalism that all Moody's employees and directors are expected to observe. All employees and directors are expected to comply with the principles set forth in this Code.

Complying with Applicable Laws

First and foremost, it is our to duty, at all times, to comply with all laws and regulations that apply to the Company's business. You must not take any action on behalf of Moody's Corporation or its subsidiaries that violates any law or regulation. Not only is this important in order to avoid the consequences of legal violations that can include heavy fines, jail terms, expensive lawsuits, and termination of your employment, it is also good business practice.

Observing Ethical Business Standards

As a Moody's employee or director, you must strive to maintain the highest standards of personal ethics and integrity in your dealings on behalf of Moody's. At a minimum, this means complying with the principles and policies articulated in this Code, and upholding Moody's core values.

Moody's Core Values



Rigorous

We are Rigorous – Our intellectual excellence sets us apart. We approach our work with the greatest care and hold ourselves to the highest standard, every day, because we know our work has impact.



Collaborative

We are Collaborative – We work across boundaries to bring the right ideas, people and resources together to deliver the best outcomes and adapt to a changing marketplace.



Principled

We are Principled – We are united by a determination to act with integrity and make a positive impact on the global economy and in our local communities.



Inclusive

We are Inclusive – We believe that diverse viewpoints lead to better decisions. Everyone's opinion matters and everyone's contributions are valued.



Forward Thinking

We are Forward-Thinking – Staying relevant in a changing world means looking to tomorrow with curiosity, optimism and energy. Our passion, collective imagination and intellect open the door to a better future for our customers, our communities and the environment.

Scope of Code

The Code describes areas of law and Company policies that are most likely to affect the work of Moody's employees and, in certain instances, Moody's directors. In some cases, the Company's expectations go beyond what the law requires or permits. The Code should alert you to significant legal and ethical issues that may arise in your job. If you are in doubt about an issue or about the best course of action in a particular situation, please consult your manager, another senior manager, a Human Resources representative, a representative of Moody's Internal Audit or Compliance departments, or an attorney in Moody's Legal department. Problems can usually be minimized by seeking advice sooner rather than later, when they may become harder to address.

Moody's has implemented policies concerning legal and ethical behavior in various areas. The purpose of the Code is not to supersede those policies, but to provide a summary of Moody's policies and expectations in certain areas. Employees should read the Code together with Moody's other policies.

The Code and the Company's policies are available on the Company's internal website for employees. The Code may be revised from time to time, and the most recent, controlling



You must strive to maintain the highest standards of personal ethics and integrity in your dealings on behalf of Moody's.

version will always be available on the Company's intranet. Employees and directors are responsible for reviewing and understanding the Code and all Company policies to the extent they apply to them and their activities. No business transaction or other activity that violates the Code or other Company policies will be tolerated.

The Code cannot cover all the legal requirements of each jurisdiction in which the Company does business. Because Moody's Corporation is a United States corporation, particular attention is given to U.S. legal requirements. This Code, however, applies to all employees and directors of Moody's Corporation and all employees of its wholly-owned subsidiaries worldwide, including part-time and limited duration employees. The terms "Moody's" and "the Company" are used in this Code to refer to Moody's Corporation and its wholly-owned subsidiaries. The term "MIS" refers to Moody's Investors Service, Inc. and its affiliates that issue ratings under the "Moody's Investors Service" brand name. The term "MA" refers to Moody's Analytics. Moody's majority-controlled subsidiaries have adopted substantially similar Codes and policies in consultation with Moody's Legal and Compliance departments.





Moody's objective is to maintain an environment in which all employees feel comfortable raising issues that they believe are important.

Where to Seek Help and Report Concerns

Open Door Policy

Moody's objective is to maintain an environment in which all employees feel comfortable raising issues that they believe are important. Moody's believes that maintaining a culture where open dialogue is encouraged and supported leads to a more productive, cohesive and enjoyable work environment.

As a result, Moody's supports open door communication and encourages you to attempt to resolve concerns, problems or issues that involve the work environment, including by holding frank discussions with your immediate supervisors or other senior managers, by providing performance feedback, or by participating in the Business Engagement Survey. Such engagement may help resolve many workplace issues.

Employees can expect that managers will be available to discuss workplace problems or concerns in an environment free of distractions and that managers will not subject employees to any reprisals for availing themselves of this Open Door Policy.

❓ Are open door conversations confidential?

Moody's recognizes the importance of maintaining the confidentiality of issues and concerns communicated by employees via this Open Door Policy and other channels described in this Code. However, in some instances, it may not be possible to keep your identity confidential without impairing the integrity of an investigation or because of certain legal requirements. Managers will communicate the details of issues and concerns communicated by employees only on a need-to-know basis, or as required by law and/or Moody's policies.

❓ What should I do if I need guidance on an issue?

If you need guidance or are in doubt about the best course of action in a particular situation, you should consult your manager, another senior manager, or a representative of the Human Resources, Internal Audit, Compliance or Legal departments. Subject to applicable law, you may also contact Moody's Integrity Hotline.

Reporting Potential Violations of the Law, Regulation, this Code or Company Policy

You should be alert and sensitive to situations that could result in violations of applicable laws or regulations, the Code, or other Company policies. If you are an employee located in any of our offices outside of the European Union ("EU") or Switzerland, you must report any suspected violations of any applicable laws or regulations, the Code, or other Company policies.

Due to requirements and guidelines under the data protection laws of certain countries in Europe and of the EU, Moody's does not require employees in the EU or Switzerland to report suspected misconduct except that, pursuant to regulations relating to credit rating agencies instituted in the EU, MIS employees in the EU are required to report immediately any conduct which the employee considers may be illegal. In any event, we continue to strongly encourage all employees, wherever located, to report any suspected misconduct.

Except as otherwise provided in this Code, reports of suspected violations of law, regulation, this Code, or other Company policies should be made to the Compliance department or through Moody's Integrity Hotline, as discussed below.

The Integrity Hotline

Moody's Integrity Hotline is available to all Moody's employees worldwide, and is open 24 hours a day, seven days a week, 365 days a year. The Intregrity Hotline offers services in more than 75 languages, including the languages spoken in each country in which Moody's has offices.

In most jurisdictions, employees may report any type of concern to the Integrity Hotline. In some jurisdictions, however, use of the Integrity Hotline is limited to reporting concerns regarding specific areas, such as accounting; auditing; banking; corruption; anti-competitive practices; discrimination and harassment; retaliation; and health, hygiene and safety measures in the workplace.

While you may report to the Integrity Hotline anonymously, providing your name when you report a violation or concern may expedite the time it takes the Company to review the issue and respond to your concern. All reports will be treated confidentially to the extent reasonably possible. Use of the Integrity Hotline is purely voluntary and no employee will be subject to disciplinary action because of a failure to use the Integrity Hotline. While no one will be subject to retaliation because of a good faith report of suspected misconduct, improper use, or abusive use, of the Integrity Hotline may be subject to disciplinary action.

? How do I reach the Integrity Hotline?

Via the Internet: https://moodys.ethicspoint.com

By telephone from the United States: Dial 1-866-330-MDYS (1-866-330-6397)

By telephone from outside the United States: Dial the AT&T Direct Dial Access® code for your location. Then, at the prompt, dial 866-330-MDYS (866-330-6397). You can find the AT&T Direct Dial Access® code for your location in the Key Contacts section of the Code or at https://moodys.ethicspoint.com.

If there is no AT&T Direct Dial Access® code listed for your location, dial your access code for U.S. calls (which you can find by contacting an international operator or by visiting the AT&T World Traveler website at http://www.usa.att.com/traveler/index.jsp), wait for the tone or prompt, and then call 866-330-MDYS (866-330-6397).

Accounting Matters

The Company is committed to compliance with all applicable securities laws, rules, regulations, accounting standards and internal accounting controls. Reports of any complaints or concerns regarding accounting, internal accounting controls and auditing matters may be made to the Internal Audit, Compliance or Legal departments or via the Integrity Hotline. All reports will be treated confidentially to the extent reasonably possible.

Non-Retaliation Policy

Moody's respects the right of each employee to report in good faith potential or suspected violations of applicable laws or regulations, the Code, or other Company policies or to provide information in connection with any such report or complaint. Retaliation against any employee for engaging in these protected activities is contrary to Moody's policy, potentially unlawful, and will not be tolerated. Retaliation can take many forms. Retaliation includes any adverse



employment action against any individual who files a complaint in good faith or who participates in an investigation. Retaliation can also include actions that could discourage a worker from coming forward to make or support a complaint.

If you believe that you have experienced retaliation, you should immediately report such belief to the Human Resources, Legal, or Compliance departments. You may also make such a report by calling the Integrity Hotline or by submitting a complaint online as set forth above.

Any person found to have retaliated against an individual for reporting in good faith a suspected violation of applicable laws or regulations, the Code, or other Company policies, or for participating in an investigation of allegations of such conduct, will be subject to appropriate disciplinary action up to and including termination.

Manager Responsibilities

While the Code applies to all employees, managers have some additional responsibilities when it comes to maintaining Moody's ethical standards. First, we expect managers to lead by example and act ethically at all times. Managers should also reinforce the importance of ethical behavior with their teams and make sure those who report to them understand what the Company expects of its employees.

Managers also have a special responsibility to escalate issues when they arise. The Code allows employees to discuss many types of concerns with their own managers or other managers in the Company. It is the responsibility of all managers to maintain open lines of communication with employees and advise them where they can go for help. Finally, managers should watch for any retaliatory conduct and, if they see it, report it to the Human Resources, Compliance, or Legal departments immediately.



Moody's Integrity Hotline is available to all Moody's employees worldwide, and is open 24 hours a day, seven days a week, 365 days a year.



Moody's requires a work environment that respects and protects the dignity of the people who work for and with the Company.

How We Treat Each Other

Moody's success and reputation are grounded in its high standards for business conduct, which are particularly important in the context of its work environment. Moody's requires a work environment that respects and protects the dignity of the people who work for and with the Company. Each Moody's employee and director must act with integrity, dignity and fairness in all dealings with Moody's, Moody's employees, issuers, investors, customers and the public at large, and must conduct all business affairs in a professional manner. It is the responsibility of all Moody's employees and directors not to take any action that might reasonably be expected to impair or compromise Moody's integrity.

Equal Opportunity Employer

Moody's success has always depended in large measure on the individual and collective ability of its people. The different perspectives, backgrounds and individual styles of our people offer great opportunities to add value to the Company, and we believe that each person's role is vital to Moody's success. Moody's believes that equal employment opportunity is essential for the continued successful operation of our business. Everyone benefits when all people are able to realize equal opportunities and the rewards that come as a result of capitalizing on those opportunities.

The Company recruits, hires, employs, trains, promotes, and compensates individuals based on job-related qualifications and abilities. Moody's also has a longstanding policy of providing a work environment that respects the dignity and worth of each individual and is free from all forms of employment discrimination, including harassment, because of race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status, or any other characteristic protected by law.

Moody's goal is to foster a workplace that encourages the full participation of our employees, who bring their diverse backgrounds and the full range of their talents, skills and abilities to the workplace and to serve our customers.

Discrimination and Harassment Prohibited

Discrimination and harassment, including sexual harassment and discriminatory harassment, violate the laws of many jurisdictions around the world and will not be tolerated by Moody's. This prohibition applies to all discrimination and harassment affecting the work environment, whether it occurs in the office, outside the office (e.g., at customer-related, Moody's-related or after hours events), or through the use of electronic communications, including electronic mail, voice mail, text messages, collaboration tools, social media, and the Internet, even if such use occurs on personal devices and during non-work hours.

Moody's prohibits discrimination and harassment not only as to employees, but also as to applicants for employment, interns (whether paid or unpaid), non-employees, customers, vendors and contractors providing services to Moody's in the workplace. A harasser can be a superior, a subordinate, a coworker, or anyone in the workplace including an independent contractor, contract worker, vendor, customer or visitor.

Discrimination and harassment by non-employees (e.g., customers, independent contractors, vendors) is also prohibited. If an employee informs Moody's that he or she has been subject to or has witnessed discrimination or harassment in the workplace by a non-employee, appropriate actions will be taken.

❓ What is sexual harassment?

Sexual harassment includes harassment on the basis of sex, gender, sexual orientation, gender identity, gender expression, and the status of being transgender. Sexual harassment includes unwelcome sexual conduct, including sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature, or which is directed to an individual because of that individual's sex, when:

» submission to such conduct is either explicitly or implicitly made a term or condition of an individual's employment;

» submission to or rejection of such conduct is used as the basis for employment decisions affecting the individual; or

» such conduct has the purpose or effect of unreasonably interfering with an individual's work performance, violating an individual's dignity, or creating an intimidating, hostile, or offensive working environment.

Sexual harassment is prohibited without regard to the sex of the individual being harassed, whether the individual engaged in harassment and the individual being harassed are of the same or different sexes, or whether the employee accepts or rejects the advance. Employees should be aware that, in addition to being contrary to Moody's policy, sexual harassment can violate the law and that employees who engage in such conduct may be held personally liable pursuant to local laws.

Examples of what may constitute sexual harassment include: threatening or taking adverse employment actions if sexual favors are not granted; demands for sexual favors in exchange for favorable or preferential treatment; unwelcome flirtations, propositions or advances; unwelcome physical contact such as pinching, patting, kissing, hugging or grabbing; whistling, leering, improper gestures or offensive remarks, including unwelcome comments about appearance; sexual jokes, or inappropriate use of sexually explicit or offensive language; the display in the workplace of sexually suggestive objects or pictures; hostile actions taken against an individual because of that individual's sex, sexual orientation, gender identity, gender expression, or the status of being transgender; sex stereotyping; and sexual assault, sexual battery, or attempt to commit these acts. The above list is not intended to be all-inclusive.

? What other conduct is considered to be discriminatory harassment?

"Other discriminatory harassment" includes verbal or physical conduct that denigrates or shows hostility or aversion toward an individual because of his or her race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status, or any other characteristic protected by law, and that:

» has the purpose or effect of creating an intimidating, hostile, or offensive work environment; or

» has the purpose or effect of unreasonably interfering with an individual's work performance.



Examples of what may constitute such harassment include: using epithets or slurs; threatening, intimidating, or engaging in hostile acts that focus on a protected characteristic, including jokes or pranks; and placing or circulating anywhere on Moody's premises, or using Company resources, including electronic mail, voice mail and the Internet, to create, send, receive, or store written or graphic material that denigrates or shows hostility, bias against or aversion toward a person or group because of a protected characteristic. The above list is not intended to be all-inclusive.

? What should I do if I believe I have experienced or witnessed discrimination or harassment?

Preventing discrimination and harassment is everyone's responsibility. Moody's cannot remedy discrimination or harassment unless the Company knows about it. If you believe that you have been subject to workplace discrimination or harassment of any kind, or have observed discrimination or harassment of another employee, you should report the matter as soon as possible to:

» your manager;

» the Human Resources, Legal or Compliance departments; or

» the Integrity Hotline either by telephone (refer to the Key Contacts section at the end of the Code for dialing instructions) or by submitting your concern online at https://moodys.ethicspoint.com.

Moody's understands that reporting discrimination and harassment can be extremely sensitive and, as a result, the Company will keep such reports confidential to the extent reasonably possible.

Managers have additional responsibilities with respect to preventing harassment and discrimination. Any supervisor or manager who receives a complaint or information about suspected discrimination or harassment, observes what may be discriminatory or harassing behavior, or for any reason suspects that discrimination or harassment is occurring, is required to report such suspected discrimination or harassment to the Human Resources, Legal, or Compliance departments. Failure to report is a violation of Moody's policy.

? What happens if I report discrimination or harassment?

Moody's will conduct a prompt, fair, and impartial investigation of all such reports. Employees are required to cooperate as needed in investigations of suspected discrimination or harassment. While investigations may vary from case to case, they generally follow the investigation process described in more detail in the Code Administration section of the Code.

If Moody's determines that discrimination or harassment has occurred, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, as warranted by the circumstances and regardless of the seniority of any of the individuals involved. If, during the course of an investigation, Moody's also determines that any manager knew of inappropriate harassment or discrimination and failed to report the conduct, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination.

❓ What should I do to comply with Moody's prohibition against discrimination and harassment?

Each employee has an affirmative duty to comply with the provisions of this Code and all other policies, including any applicable discrimination and harassment policies. Moody's expects employees to promptly report any suspected or actual violations. Managers must demonstrate an understanding of the provisions of this Code and Moody's Discrimination and Harassment Policy by intervening, if possible, to prevent harassment and discrimination. As noted above, managers must immediately report to the Human Resources, Legal, or Compliance departments any reports they receive from employees concerning discrimination or harassment of any kind.

Personal Relationships and Nepotism

When an employee uses his/her personal influence or power to either aid or hinder another in obtaining employment, promotion, increased compensation, or other work-related benefits due to a Personal Relationship, it may create an actual, potential or perceived conflict of interest and/or unprofessional work environment. Personal Relationships between certain employees also may expose both the Company and the employees involved to embarrassment and/or potential legal liability. For purposes of Moody's policy, individuals in a Personal Relationship are relatives (by blood or through marriage or domestic partnership), spouses, domestic partners, individuals cohabitating and sharing financial responsibilities, and/or individuals in a romantic and/or sexual relationship.

As a result, subject to applicable law, Moody's Policy Regarding Personal Relationships and Nepotism prohibits Personal Relationships between employees, regardless of reporting lines, where:

» the employees are employed in the same line of business or department (unless otherwise approved by the Human Resources and Legal departments);

» one employee has direct or indirect supervisory authority and/or influence over the other employee, including the authority to review or audit the other employee's work or to impact in any way the other employee's compensation, promotional opportunities, job assignments and/or performance evaluations;

» one employee has access to sensitive or confidential personnel information about the other employee;

» the Personal Relationship may have a negative impact on the effectiveness of the business operations, work performance and/or employee morale; and/or

» the Personal Relationship may otherwise create an actual, potential or perceived conflict of interest and/or unprofessional work environment.

These restrictions also apply to job applicants and existing employees seeking transfers within the Company.

In addition, Moody's prohibits members of the Moody's Executive Leadership Team from having Personal Relationships with any employee of Moody's or its affiliates.

❓ What should I do if I become aware of or become involved in a Personal Relationship?

Moody's requires employees to promptly report to their manager and the Human Resources department the existence of any Personal Relationship prohibited by the Policy Regarding Personal Relationships and Nepotism. Any manager who learns of such a Personal Relationship, either from an employee involved in the Personal Relationship or from another source, must promptly notify the Human Resources department.

Failure to report the existence of such a Personal Relationship may result in disciplinary action, up to and including termination of employment, consistent with applicable law.

❓ What happens after a Personal Relationship has been reported?

After a Personal Relationship prohibited by the Policy Regarding Personal Relationships and Nepotism has been reported, Moody's will determine in its sole discretion what, if any, action to take to avoid an actual, potential or perceived conflict of interest and/or unprofessional work environment. Subject to applicable law, such action may include one or more of the following: a change in the responsibilities of the individuals involved in the Personal Relationship; a transfer of one or both individuals to another line of business or department within Moody's; or one or both employees may be asked to leave Moody's. Moody's may take one or more of these actions at any time after learning of the Personal Relationship.

Health and Safety

Moody's is committed to protecting the safety, health and well-being of all employees and individuals in our workplace, and we expect our employees to take reasonable care to further those efforts. As a result, we are committed to complying with all environmental, health and safety laws and regulations of all countries and localities in which we do business. The Company believes it is our obligation to respect the environment in the worldwide communities where we operate and live. We strive to operate in a way that protects and preserves our environment and natural resources and maintains a healthy, safe and environmentally sound workplace.

The Company will not tolerate acts of workplace violence by directors, employees, customers, visitors, vendors, consultants, temporary workers, or other individuals doing business with Moody's, including behaviors that abuse, threaten, or intimidate another person and negatively affect the individual, either physically or psychologically. This applies to Moody's offices, customer-related or Moody's-related events outside the office, as well as the use of Moody's technology resources (as further defined in Moody's IT Use Policy), including email, voicemail, the Internet, collaboration tools, and any other Company-supported communication channels. In accordance with Moody's Prevention of Violence in the Workplace Policy, if you believe you have been subjected to workplace violence of any kind, you should report the matter to the Human Resources, Corporate Security or Legal departments.

All Moody's employees are expected to conduct business free from the influence of any substances that impair their ability to work safely and effectively, including alcohol, illegal drugs, and controlled substances, including, in certain circumstances, prescription medication. In addition, the manufacture, distribution, dispensation, or possession of illegal drugs is prohibited. While Moody's recognizes that there might be times when alcohol is served at Company-sponsored events or business-related meals or social functions, individuals are expected to consume alcohol in moderation and to act professionally and responsibly at all times. Be aware that local policies and laws may provide additional guidance governing the possession and use of drugs and alcohol at work in a particular location, and employees are expected to know and follow these policies and laws.

Protection of Personal Data

In accordance with applicable law, Moody's collects, processes, uses, transfers, discloses, shares, and stores personal data

relating to its employees for the purposes of their employment, the Company's business and administration, and compliance with applicable laws, this Code, and other Moody's policies, procedures and processes. Such data may include your name, date of birth, nationality, passport or driver's license details, IP address and computer details, photograph, education and qualification details, marital status, number of dependents, bank account details, tax details, health information, pregnancy and/or disability status, information relating to your position within the Company, performance evaluations and reviews, absences, salary, bonus, benefits, securities accounts, holdings and transactions, as well as the securities accounts, holdings and transactions of certain family members, and contact details for you and your next of kin. To facilitate the global operation of Moody's and its affiliates, in many cases, this personal data is hosted and maintained by Moody's or its affiliates in databases located in the United States. In addition, in certain circumstances, your personal data may be passed on to Moody's external agents or contractors subject to appropriate confidentiality arrangements or any other measures and safeguards that may be required by applicable law to assist Moody's in the performance of the foregoing functions, including but not limited to, outsourced payroll or HR service providers, IT and communications service providers, law firms, accountants and auditors. Further, Moody's may release your data to third parties if required by law, regulation, or court order. Your personal data will be processed during the continuance of your employment with Moody's and thereafter, for as long as reasonably necessary for Moody's legitimate business purposes and as permitted by applicable law.

Please be advised that your data may be transferred to, stored, and processed for the above-mentioned purposes by other members of the Moody's group of companies, external agents, or contractors in countries outside of your jurisdiction, which may not have similar data protection laws as your jurisdiction. However, your personal data will only be transferred to recipients that have confirmed an adequate level of protection for the security of your data.

Depending on the jurisdiction in which you are employed, you may receive separate documentation regarding the processing of personal data, such as an employee personal data notice or consent form. If you receive such documentation, that document will supersede the information set out in this section, and you should refer to that document, rather than this section of the Code, for information about the processing of your personal data.

If you would like any further information about the collection and processing of your personal data, including any rights you may have under local law to access, modify, update, correct, or delete such personal data, please contact your local Human Resources representative.

It is the responsibility of each Company employee to secure, protect, and maintain the confidentiality of any personal data (including employee data and personal data received from customers, vendors, contractors, and other third parties) he/she accesses during the course of his/her relationship with Moody's in accordance with the Moody's IT Use Policy and any other Moody's policies or guidelines on security, as well as applicable laws.

Photographs, Videos and Recordings

Subject to applicable law, Moody's may take photographs, video and make audio and/or visual recordings of our employees, and use such photographs, videos, or recordings of our employees, including those taken or recorded by third parties, for any use in connection with Moody's business in its internal or external

materials, including but not limited to electronic and print formats as well as on Moody's intranet and external websites, and on social media. Moody's will use reasonable efforts to inform you when you are participating in a Moody's event that is being photographed or recorded. By participating in such events, to the extent permitted by applicable law, you consent to being photographed and recorded and to Moody's use of such photographs and recordings of you as described above at any time.

To prevent disclosure of material non-public information and/or confidential information regularly used and/or received in the regular course of business, to protect the privacy of employees, customers and other third parties, and to prevent sexual and other harassment in the workplace or otherwise, Moody's prohibits employees from engaging in any type of surreptitious and/or unauthorized video and/or audio recording or photography while employees are engaged in Moody's business. In addition, local laws in many jurisdictions prohibit photography, video and/or audio recording without permission from the party being recorded.



It is the responsibility of each employee to secure and protect confidential information.



The way we deal with our customers, business partners and competitors molds our reputation, builds long-term trust and ultimately determines our success.

How We Treat Our Customers, Business Partners and Competitors

Fair Dealing

The Company depends on its reputation for integrity. The way we deal with our customers, business partners and competitors molds our reputation, builds long-term trust and ultimately determines our success. You should deal fairly with the Company's customers, business partners, competitors, and employees. We must never take unfair advantage of others through manipulation, concealment, abuse of information, misrepresentation of material facts, or any other unfair dealing practice.

Confidentiality

All Moody's employees must protect confidential information they receive in the course of performing their job responsibilities. Confidential information can include Moody's internal business information, information received from customers, and information about Moody's employees. Protecting confidential information helps the Company to fulfill its legal obligations and helps to encourage customers' good faith disclosures. In particular, the MIS credit rating process and the receipt by MA of confidential information from its customers require that especially close attention be paid to protecting confidential information.

Because there is a wide variety of information that should be maintained as confidential, you should err on the side of caution and refrain from disclosing any such information until you have determined whether it is confidential. If you have questions about whether certain information is confidential, please contact your manager or Moody's Legal department.

As a general matter, you may share confidential information only with other Moody's employees who have a business need to know such information. Absent such a business need to know, you should not share confidential information with other Moody's employees. The MIS-MA Separation Policy (discussed below) prohibits the transfer of certain information between MIS and MA except where there is a valid business purpose, and the request to share such information has been reviewed and approved as required by that Policy.

You must not discuss confidential information with third parties, including family members or business or social acquaintances, or in places where you can be overheard, such as taxis, elevators, or restaurants. You must also secure documents, devices, and computer files that contain confidential information, whether in the office or outside the office.

In addition to harming the Company, the inappropriate disclosure or misuse of confidential information could violate insider trading or market abuse laws, as discussed under the Insider Trading/Market Abuse section of this Code, as well as data protection regulations. Employees who inappropriately disclose or otherwise misuse confidential information may be subject to disciplinary action up to and including termination.

Finally, here are a few important reminders about confidential information:

» To the extent that an employee is obligated to keep information confidential, that obligation continues even after the employee's employment with Moody's terminates for any reason.

» Moody's Legal department must review all agreements relating to confidentiality prior to their execution.

» Use of personal email accounts to store, transfer, or distribute Moody's confidential information is not permitted, except as provided in Moody's IT Use Policy.

The MIS Rating Process and Confidential Information

MIS's goal is to maintain an active and constructive dialogue with all market participants, including issuers, investors, and intermediaries. The strength of these relationships depends on the integrity of our commitment to confidentiality. Safeguarding our continued access to non-public information also advances MIS's important market role in fostering greater issuer transparency and disclosure.

Employees (and affiliates, third-party contractors or agents of MIS that have executed appropriate agreements containing binding confidentiality obligations) are prohibited from disclosing confidential information gained in the course of their employment or dealings with MIS, including:

Issuer Information: When speaking with investors, subscribers, the press, or other third parties, you may not disclose confidential information that has been provided by an issuer and that has not previously been disclosed in our published credit research products or other publicly available sources. Of course, confidential information received from issuers should only be included in our publications if the issuer has given its prior consent to such disclosure. In the absence of such consent, confidential information may only be used in the ratings process.

Future Rating Actions: When speaking with investors, subscribers, the press, or other third parties, you may not give any guidance as to possible future rating actions on any issue or issuer, unless that information has been publicly announced in an MIS press release. This restriction applies to the existence, timing, or substance of an upcoming rating action, as well as the absence of a rating action. In addition, you may not give, either implicitly or explicitly, orally or in writing, any assurance in advance concerning, or any prior guarantee of, any rating action.

Rating Committees: Rating committee deliberations are also to be kept confidential. While ratings are determined by majority vote of a committee, MIS publishes only one rating opinion. Accordingly, employees are not to disclose to third parties or issuers information regarding the rating committee process, including the vote breakdown or the fact that an analyst might have disagreed with the decision ultimately reached by the committee. In addition, employees should not disclose the names or titles of members of a rating committee.

Separation of MIS and MA

The essence of MIS's business is the absolute and unquestioned integrity of its credit ratings, measurement, and evaluation processes. No employee or director may engage in any conduct that interferes, or might have the appearance of interfering, with the outcome of any specific credit rating, measurement, or evaluation process of MIS in a manner that compromises, or might appear to compromise, the integrity of such process. For these reasons, we operate MIS and MA as separate businesses – legally, physically and operationally. As a credit rating agency, MIS is required to establish, maintain, and enforce policies and procedures to address and manage conflicts of interest, including conflicts of interest that may result from its affiliation with MA. For example, pursuant to the MIS-MA Separation Policy, MIS and MA employees generally do not share business information with each other. The Policy prohibits MIS and MA employees sharing with each other certain types of information (referred to as "Covered Information" in that Policy), without a valid business purpose and review and required approvals. "Covered Information" includes MA customer identity, which helps protect the integrity of the MIS credit rating process by making sure that MIS credit rating analysts are not influenced by the knowledge of whether an MIS-rated entity is also an MA customer. The MIS-MA Separation Policy also describes the "corporate interactions" and "employee interactions" where the sharing of information by the companies is appropriate. All Moody's employees are expected to comply with the MIS-MA Separation Policy.

If you have any questions relating to the separation of MIS and MA, including whether specific information may be shared, you must seek guidance from the Compliance department prior to sharing any Covered Information. Employees who believe they may have improperly or inadvertently received information in violation of the MIS-MA Separation Policy must notify their manager and the Compliance department immediately.

MIS maintains additional policies and procedures relating to the identification and management of conflicts of interest that may arise in connection with the MIS credit rating process. MIS employees are expected to familiarize themselves with and adhere to those policies.

EXAMPLE:
MA is about to enter into a major contract with a large multinational financial institution, ABC Bank. As the negotiations draw to a close, an executive of ABC Bank tells his MA contact that his company recently met with MIS about a credit rating for a large debt offering ABC Bank is planning. The ABC Bank representative is concerned that the bank will not get the credit rating he was hoping for and wonders whether the MA business contact could call her colleagues at MIS and put in a good word for ABC Bank.

It would be inappropriate for an MA employee to make such a call. MA employees may not engage in conduct that might have the appearance of interfering with or attempting to influence the outcome of a specific credit rating.

Antitrust and Competition

Moody's is committed to compliance with the antitrust and competition laws of any country that apply to the Company's business. Moody's will not tolerate any business transaction or activity that violates those laws. The general aim of the antitrust laws is to promote free and open competition based on quality, price, and service. Free and open competition requires that we refrain from: collaborating or communicating with any competitor in any way that might injure competition; securing, threatening to secure, or maintaining a monopoly through anticompetitive means (in the United States) or "abusing a dominant market position" (in other jurisdictions); or otherwise harming normal competition.

Antitrust violations can result in very large corporate fines, as well as fines and jail terms for individuals. In addition, antitrust laws in certain jurisdictions allow parties injured by an antitrust violation to recover substantial damage awards.

The antitrust laws are deliberately broad and general in their language. They contain sweeping provisions against restraints that threaten a competitive business economy, but they provide no definitive list of those activities. This means we must pay careful attention to possible antitrust implications of the Company's business activities. Moody's Legal department should be contacted in all cases of doubt.

❓ What agreements among competitors are prohibited?

Competitors are not permitted to agree among themselves on prices or other terms of sale or to divide territories or customers among themselves. Agreements of this type are among the most serious of antitrust offenses.

Certain agreements with competitors are illegal under the antitrust or competition laws. As a rule, actual or potential competitors are not permitted to act in concert, including signaling to one another, or agreeing expressly or tacitly among themselves, to fix, set, or control the availability of any products or services, the prices, or any associated terms or conditions. For purposes of antitrust law, agreements do not have to be formal or written. Any kind of informal understanding between two or more companies regarding the adoption of a business practice may be used as evidence of an illegal agreement. Even social conversations may be used as evidence that an agreement existed.

These are the most significant arrangements with competitors that raise antitrust scrutiny:

Price Agreements. Any agreement or understanding among competitors to fix or control prices is illegal. You should never communicate with a competitor about current or future prices, pricing policies, bids, costs, margins, discounts, promotions, terms and conditions of sale, credit terms, or royalties. The basic rule in determining prices is simple: the Company must determine the price and conditions of sale of its products and services independently and not communicate with its competitors, directly or indirectly, regarding any of these terms.

Allocation of Territories or Customers: It may be illegal for competitors to divide or allocate sales territories or customers among themselves. Never agree with a competitor to sell or refrain from selling in any geographic area or to any customers or class of customers or to divide or share a customer's business.

Agreements to Limit or Restrict Production: It is illegal for competitors to agree among themselves to restrict or increase production or supply. Consult with Moody's Legal department in advance when there will be discussions with competitors about limits on the collection of data.

Marketing: Competitors should not agree upon or coordinate sales, marketing, or promotional activities or plans.

Hiring: Outside the context of business collaborations in which companies agree not to recruit employees to whom they were exposed through the collaboration (e.g., non-payroll contractors



used by Moody's who have non-solicitation clauses in their contracts), agreements not to recruit or hire employees from other companies are illegal, regardless of whether the companies participating in the agreement are competitors with regard to the products or services that they supply. Agreements with other companies regarding the terms of employment, such as salaries and benefits, of each company's own employees are also illegal.

Boycotts: It is illegal for competitors to agree they will not sell to or buy from particular individuals or firms.

Provision of Commercially Sensitive Information: You may not share commercially sensitive information with competitors. Commercially sensitive information includes any non-public information regarding prices, pricing policies, bids, costs, margins, discounts, promotions, terms and conditions of sale, credit terms, royalties, business plans, marketing plans, promotional activities, plans for dealing with customers or suppliers, current or future R&D activities, and information of a similar nature that could facilitate the coordination of marketplace behavior by competitors. Although benchmarking may be lawful when conducted by a third party, you must consult with Moody's Legal department before participating in any benchmarking. If you receive commercially sensitive information from a competitor, you should avoid reviewing the information once you have determined that it is commercially sensitive, refuse to discuss that information with the competitor, avoid sharing the information with any colleague, and notify Moody's Legal department immediately. You also must consult with Moody's Legal department before engaging a third party to gather competitive intelligence. While it is lawful to obtain competitive intelligence from public sources or customers, do not use third parties as conduits to share information with or obtain information from competitors

Standardization: Standardization agreements often benefit customers by enabling them to deal with multiple suppliers through a common interface. However, product standardization may also violate the antitrust laws under some circumstances. Consult Moody's Legal department before entering into any discussions regarding standardization.

Trade Associations: You must exercise extra caution when participating in industry or trade association meetings with personnel from competitor companies. Before participating in an industry association working group that includes one or more employees of a competitor, you must obtain approval from the Legal department. You should always request a draft agenda before any meeting, adhere closely to the agenda items, request that minutes be taken of any meeting, avoid discussions or

interactions that may violate antitrust and competition laws and regulations, and abide by the guidelines issued by the organization in addition to guidance that may be provided by Moody's Legal or Compliance departments. If any interaction occurs that you believe may violate the antitrust and anti-competition laws, regulations, or this Code, you should leave the meeting and contact Moody's Legal department.

The above list is not intended to be all-inclusive. Before negotiating any agreement with a competitor, you must seek and receive clearance from the Legal department.

In addition to the types of arrangements discussed above, interactions with competitors can present significant potential risk of non-compliance with global antitrust and competition laws. As a result, certain types of interactions with employees of competitors require pre-approval from the Legal department. For more information regarding how to handle such interactions in a lawful, appropriate way, what types of interactions require pre-approval, and how to seek such pre-approval when required, please consult the Guidance on Interactions with Employees of Competitors, which is posted on the Company's intranet.

❓ What do I do if I receive an inappropriate request?

If you are asked by a competitor to enter into an illegal or questionable agreement on pricing or other activities discussed above, or to share information about Moody's practices, you should immediately inform Moody's Legal department about the incident. The Legal department will assist you in determining the appropriate action to take.

❓ What other practices should I be concerned about?

Certain agreements with customers and suppliers and some forms of unilateral conduct may also violate antitrust law. These are the most significant forms of conduct that raise antitrust scrutiny:

Limiting Customers' Ability to Deal with Competitors: Restrictions on customers' ability to deal with competitors, such as requiring customers to buy all or most of their requirements from a particular seller, may violate antitrust law. You should not enter into agreements that limit or seek to limit the other party's ability to purchase goods or services from Moody's competitors or penalize the other party for dealing with Moody's competitors.

Predatory Pricing: Pricing below cost may be unlawful in certain circumstances. You must consult with Moody's Legal department before offering a product or service at a price below Moody's cost of providing the product or service.

Loyalty Discounts: Discounts provided in return for obtaining all or most of customers' purchases may violate antitrust law under some circumstances. Generally, volume discounts given pursuant to a uniform schedule of purchases are permissible. However, discounts that require customers to purchase all or most of their needs for a particular type of product from Moody's may be illegal in some circumstances. Lump sum and retroactive rebates (i.e., rebates that are triggered upon reaching a purchase threshold but then apply to purchases below the threshold) should be avoided. Before offering or implementing any loyalty discount, you must consult with Moody's Legal department.

Tying: Conditioning the sale of one product on the customer's purchase of a second, distinct product, may violate antitrust law in some cases. Because the legality of any such tying arrangement depends on a number of complex legal and economic factors, no such arrangement should be implemented without prior consultation with Moody's Legal department.

Bundling: Offering discounts for the purchase of two or more products at a price that is lower than the sum of the prices of the individual products may violate antitrust law in some circumstances. Because the legality of such arrangements depends on a number of complex legal and economic factors, no such bundling arrangement should be implemented for MIS products or services without prior consultation with Moody's Legal department.

Refusals to Deal: Generally, the Company has the legal right to refuse to buy from or sell to anyone. However, the Company must reach these decisions independently. An agreement with a supplier or customer not to deal with a competitor of that supplier or customer may be illegal in some circumstances. In some cases, even an independent decision to refuse to deal, if made by a company with a dominant position, may be illegal. An independent refusal to deal is more likely to constitute a violation if it involves a discontinuation of a business relationship rather than a refusal to enter into a new relationship. A refusal also may be illegal if it is undertaken to pressure a counterparty not to deal with a Moody's competitor or to punish it for doing so. Do not agree with a supplier or customer on third parties with which either party may transact business, and consult with Moody's Legal department before refusing to deal with either a competitor or with a significant customer of a competitor.

Price Discrimination: Under the EU regulations relating to credit rating agencies, fees charged by credit rating agencies must be nondiscriminatory and based on costs. In addition, in the EU and certain other jurisdictions, price discrimination by companies with a dominant position may be an "abuse of that dominant position" and illegal under some circumstances. While U.S. antitrust law provisions regarding price discrimination are typically inapplicable to Moody's because they apply only to the sale of commodities or tangible products, a number of U.S. states have laws regarding price discrimination that do apply to services.

Disparagement: Statements critical of competitors, if false or misleading, are disparaging and may in some circumstances



violate the antitrust laws, as well as the fraud and deception laws discussed elsewhere in the Code. It is permissible, however, to make factually accurate statements about competitors' performance and product attributes to highlight areas in which Moody's is superior.

Interference with the Contracts of Competitors: Never urge a customer or prospect to violate a contract with a competitor.

❓ What if there is no formal agreement?

Remember, anticompetitive agreements do not have to be covered by formal or written agreements to be unlawful. Any kind of casual understanding between two companies that a business practice adopted by one would be followed by the other may be used in court to prove an illegal agreement.

Even social conversations or other casual communications (including emails or other electronic communications) can be used as evidence of anti-competitive behavior.

Government regulators have heightened sensitivities with respect to trade and industry association meetings, which provide an opportunity for competitors to interact, so you should be particularly diligent in such situations to avoid actions that could carry even the appearance of wrongdoing. Memos and other written communications that use casual or inappropriate language might someday be examined by a government agency or opposing lawyers. Using such language may raise questions about conduct that is entirely legal and may undermine our efforts to comply with the antitrust and competition laws. You must be cognizant of these concerns in all of your communications. For example:

» Report facts, be concise and objective, and indicate the source of any competitive intelligence.

» Do not draw legal conclusions.

» Avoid any suggestion that could be construed as an attempt to hide an action, such as "Please delete after reading."



You should never discuss price or other terms of sale with competitors under any circumstances.

» Avoid words that falsely suggest wrongfulness for legitimate business conduct, such as stating that "We stole this customer from our competitor" when the Company won the a customer through fair competition.

» Do not refer to "industry policies," "industry price," or similar expressions that imply a common course of action exists when it does not exist.

» Avoid hyperbole when discussing competitors or competition.

» Do not overstate your share of the market or refer to a market that is unreasonably narrow in light of commercial realities to make your market share appear larger.

❓ What do I do if an employee of a competitor tries to engage me in a discussion about our product offerings or pricing?

You should never discuss price or other terms of sale with competitors under any circumstances. It is too easy for others to misinterpret any conversations you have, however innocent you believe them to be. If any competitor initiates a discussion on prices or other terms of sale, you should say forcefully that you cannot talk about or participate in any discussion regarding price or other competitively sensitive matters. If a discussion continues, walk out and make a show of it so your protest will be remembered, and inform Moody's Legal department. Discussions like these are frequently used as evidence of illegal agreements, even against people who participated unwillingly but silently.

❓ What should I do if I learn that a competitor is disparaging or making false statements about Moody's products?

When confronted with an erroneous statement about Moody's, you should state the facts truthfully. You should not comment on the ethics of the source of the erroneous statements. If the source of the erroneous statements can be identified, or if the statements are particularly egregious, you should inform a department manager or the Legal department.





Moody's requires its employees and directors to conduct themselves according to the highest standards of integrity and ethics in all of their business activities.

How We Protect the Company and its Shareholders

Moody's requires its employees and directors to conduct themselves according to the highest standards of integrity and ethics in all of their business activities. Besides being the right thing to do, ethical conduct is good business practice because it is essential for maintaining trusting relationships with our customers. Business conduct is also regulated by many laws relating to fraud, deceptive acts, bribery and corruption, consumer protection, competition, unfair trade practices, and property, including intellectual property such as patents, trademarks, and copyrights.

Maintaining Accurate Business Records

It is imperative that the Company maintain accurate business records. Company business records must always be prepared accurately and reliably, reflect the true nature of the transaction, and be stored properly. All transactions must be executed in accordance with the Company's general or specific authorization. The Company's books, records and accounts must reflect all transactions and all other events of the Company that are the subject of a specific regulatory record-keeping requirement or Company record-keeping policy. Accurate business records are also required to allow the Company to fulfill its obligation to provide full, fair, timely, and understandable financial and other disclosure to the public and governments around the world.

It is very important that no one creates or participates in the creation of any records that are intended to mislead anyone or conceal anything. Examples of such conduct include making records appear as though payments were made to one person when, in fact, they were made to another, submitting expense reports that do not accurately reflect the true nature of the expense, or submitting inaccurate sales results to the Accounting department. Any employee who creates or participates in the creation of misleading or falsified records will be subject to disciplinary action up to and including termination.

The financial and other books and records of the Company must not be falsified. Anyone having information or knowledge of any hidden fund or asset, of any false or artificial entry in the Company's books and records, or of any inappropriate payment, should promptly report the matter to the Controller and the Legal department, or via the Integrity Hotline. Submitting false financial results of any kind violates this Code and can result in fraud charges against the Company.

EXAMPLE:

An employee's spouse accompanies her on a business trip for purely personal reasons. The employee submits an expense report that includes two expensive dinners and theater tickets. In the report, she falsely indicates that she was joined by a customer at the dinners and theater when she really was with her spouse. Submitting an expense report that falsely identifies who attended an event is strictly prohibited.

? **What should I do if I believe that an employee has created an inaccurate business record?**

If you believe that an employee may have created an inaccurate business record, you should report your concern to the Controller and to the Legal department. You may also make a report via the Integrity Hotline.

Deception and Fraud

You must not engage in any form of fraud or deception with a customer, the Company, or any other party. The basis of deception or fraud is a misrepresentation, which in its simplest form is a statement that is not true or is misleading. To avoid any suggestion of deception or fraud, you should note the following:

» Representations as a whole can be misleading, even though each statement considered separately is literally true.

» Failure to disclose important additional or qualifying information may be a misrepresentation.

» Representations should not shade the truth.

» Representations should not claim characteristics for a product or service that it does not have.

Representations concerning the factual characteristics of Moody's and its competitors' products and services must be capable of being proven.

EXAMPLE:
Moody's Analytics is developing a new product. The exact timeline for the launch is uncertain but in an effort to close a big sale with an important customer, the sales representative promises that it will be available by year end.

You cannot make claims about a product that are not based on facts and cannot be proved. Even if you have been authorized to tell a customer a new product is under development, if you have not been formally notified by the Company when the product will be available, you cannot promise that product by a date you have chosen.

❓ Can I dispute a claim being made by a competitor if I know the claim is not true?

You can dispute the claim if the Company has proof to back up any statements you make about the competition. However, you should exercise caution in doing so, and seek further guidance from the Legal department if you are unsure whether any statement you intend to make is capable of being proven to a sufficiently high standard. If you know of anyone making claims about Moody's that you believe are untrue, notify the Legal department.

Corporate Opportunities

Employees and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. If you learn of a business or investment opportunity through the use of corporate property or information or your position at the Company, such as from a competitor or actual or potential customer, supplier or business associate of the Company, you may not participate in the opportunity or make the investment, or assist another person in so doing, without the prior written approval of the General Counsel. Directors must obtain the prior approval of the Board. Such an opportunity should be considered an investment opportunity for the Company in the first instance. You may not use corporate property or information or your position at the Company for personal gain, and you may not compete with the Company, nor may you assist someone else in so doing.

Conflicts of Interest

Moody's long-established internal policies to mitigate conflicts of interest are essential for our credibility in the market and the independence of our employees. Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual and potential conflicts of interest between personal and business relationships.

Special rules apply to executive officers and directors of Moody's Corporation who engage in conduct that creates an actual, apparent or potential conflict of interest. Before engaging in any such conduct, executive officers and directors must make full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors, and obtain the prior approval of the Board of Directors.

A conflict of interest exists when your personal interest interferes in any way with the interests of the Company. Actual or potential conflicts of interest can arise in a variety of circumstances. Below, the Code addresses several ways in which conflicts of interest can arise, including: Interests in Outside Companies; Positions with Outside Entities; and Accepting Gifts, Entertainment or Other Things of Value. In addition to those situations discussed in further detail below, here are some additional examples of situations that can create actual or potential conflicts of interest:

Improper Personal Benefits: Conflicts of interest arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Such personal benefits can take a variety of forms, including discounts, opportunities, or other advantages. You may not accept any benefits from the Company that have not been duly authorized and approved by the Company, including any Company loans or guarantees of your personal obligations. The Company will not make any personal loans to nor guarantee the personal obligations of directors and executive officers.

Personal Relationships: A conflict of interest may arise from the personal relationship of a Moody's employee with an employee of a customer, issuer, vendor, or other business contact. If you have or become involved in any such a relationship, subject to applicable law, you should notify your manager and a member of the Compliance department, who will assess the situation and advise you whether any steps must be taken to mitigate the conflict.

Business Travel: In accordance with Moody's policies, employees travelling on business for the Company should take advantage of the lowest logical fare and accommodations offered. Employees should not book travel on particular carriers or at particular hotels based solely on their personal preference or participation in any rewards programs if another, more cost-effective alternative is available.

Prior Employment: An employee's recent employment at a customer, issuer, vendor, or other business contact can create an actual or potential conflict of interest with the employee's job duties at Moody's. As a result, employees may be required to refrain from participating in certain professional activities relating to that prior employer.

Employees are required to disclose any actual or potential conflicts of interest so the Company can determine what, if any, action to take to mitigate the conflict. If you have any questions regarding whether a particular situation may create a conflict of interest, please discuss the situation with your manager or contact the Compliance department.

Interests in Outside Companies

Decisions to do business with individuals or companies must be made solely on the basis of the best interests of the Company. You should not participate in the selection of vendors, business partners or contractors, or make any decisions as part of your job (including participating in the rating process) for any entity, if you or an immediate relation has a significant business interest in such entity.

You should not acquire a significant business interest in any entity that may create an actual or potential conflict with your duties on behalf of Moody's, unless you obtain approval first from your manager or supervisor and then have your request reviewed by the Compliance department.

EXAMPLE:
You are an information services manager at Moody's. For many years, you have held a private investment in XYZ Software Company, a private company, that is now worth $20,000. Your manager assigns you to develop specifications for the purchase of a new software package, and XYZ is one of the major vendors. Although you don't believe that it will affect your judgment or create a conflict of interest, you should inform your manager of your ownership of the XYZ interest. Your manager will decide whether you should be taken off that particular assignment, and whether you need to report the outside business interest.

If you are uncertain whether an interest is significant, you should disclose it to your manager, who can decide whether you should be assigned to duties involving the company in question and whether such significant interest may require further reporting to the Compliance department.

Please consult the Outside Business Interests Policy and Procedures (posted on the Company's intranet) for further guidance regarding outside business interests.

Positions with Outside Entities

An employee or director of Moody's serving as an officer or director of an outside company may be regarded as a representative of Moody's and might find his or her duties with that company to be in conflict with Moody's interests. Employees may not accept such a position unless and until they have received approval first from their manager or supervisor and then review from the Compliance department, subject to applicable law. In general, requests by MIS employees to serve on the board of directors of any issuer rated by MIS will not be approved. Further, subject to applicable law, requests by MIS employees to serve on the board of directors of any entity (regardless of whether it is a for-profit or not-for-profit entity) generally will not be approved if such service includes any compensation or remuneration. Requests by directors and MCO Executive Officers to serve on the boards of other companies must be made in accordance with Moody's Corporation's Corporate Governance Principles and Governance & Nominating Committee Charter.

An employee should not take a part-time or second job or any position with an outside entity, including not-for-profit entities, that may create a conflict of interest with the duties that the employee performs for the Company. Before accepting any outside employment or other position, whether paid or unpaid, at an outside entity, you should discuss first with your manager or supervisor whether such a position would present a conflict of interest. If your manager supports the outside position, there is a process for disclosure of the outside position that requires the approval by the manager and review by Compliance.

Please consult the Outside Business Interests Policy and Procedures (posted on the Company's intranet) for further guidance regarding outside business interests.

? Can I sell products to my co-workers or Moody's customers? What about charitable contributions?

Solicitation by employees of other Moody's employees or customers for personal gain is prohibited. This principle applies whether the employee is on working time, on a break, or at lunch. Employees also may not use Company resources, including telephones, fax machines, and computers, to engage in an outside business activity.

This prohibition is not intended to prevent employees from soliciting charitable contributions from other employees, or from raising funds on behalf of charitable organizations, provided the employees who are solicited are not subordinates of the soliciting employee. However, as discussed in the Use of Company Resources section below, employees should be aware that they may not use Moody's technology resources to solicit such contributions.

Accepting Gifts, Entertainment or Other Things of Value

The receipt of gifts, entertainment, or other things of value from entities or persons who do or are seeking to do business with Moody's can influence, or appear to influence, your business judgment, can create actual or potential conflicts of interest, and could lead to inferences of bribery under the laws in certain jurisdictions. For that reason, Moody's places strict limits on the types of gifts, entertainment, or other things of value employees may accept from such business contacts.

Certain types of gifts, entertainment, or other things of value are always improper, and therefore may not be accepted at any time. Specifically, you are prohibited from accepting:

» any gift in the form of cash or any cash equivalent, such as a gift certificate or gift card;

» any gift, entertainment, or other thing of value, regardless of its value, where there is any reason to believe that it is being offered in an attempt to influence your work at Moody's;

» any gift, entertainment, or other thing of value that is extravagant or lavish in nature, or which exceeds local social or business custom; and/or

» any gift, entertainment, or other thing of value that is intended to be concealed or is not offered openly and transparently.

Finally, you should never solicit or encourage any business contact to offer you a gift or other thing of value.

? What are the rules for MIS Credit Rating Personnel?

All Credit Rating Personnel, that is all analysts and other MIS employees in analytical roles involving the development or approval of procedures or methodologies used in providing rating services, are prohibited from soliciting or accepting any gifts, entertainment, or other things of value from any rated entity or the sponsors or agents of a rated entity. Gifts, entertainment, or other things of value given to Credit Rating Personnel from any party other than a rated entity or sponsor or agent of a rated entity are subject to the restrictions for all other Moody's employees set forth below.

Credit Rating Personnel may only accept minor incidentals provided in the context of a business interaction – such as light meals, pens and paper – limited to US $25 (or the local equivalent) per person, per business interaction, per day.

For more information regarding the limitations on gifts, entertainment, or other things of value for Credit Rating Personnel, please consult Moody's Investors Service's Policy for Solicitation or Acceptance of Money, Gifts, Favors, or Entertainment, posted on the Company's intranet.

? What are the rules for all other Moody's employees?

Subject to the prohibitions described above and to applicable law, all Moody's employees other than Credit Rating Personnel, including non-analytical MIS employees as well as employees of MA and Moody's Shared Services, are permitted to accept the following gifts, entertainment, or other things of value:

» Occasional non-cash business gifts of nominal value (less than or equal to US $50 per gift or the relevant local equivalent). The total value of such gifts from any business contact may not exceed US $100 in any 12-month period.

» Customary and reasonable meals and entertainment at which the non-Moody's business contact also is present, such as an occasional business meal or sporting event, where there is a legitimate business purpose.

Gifts, entertainment, or other things of value given to Credit Rating Personnel from any party other than a rated entity or sponsor or agent of a rated entity also are subject to the above restrictions.

Employees should be guided by the below examples when determining whether it is appropriate to accept a gift, entertainment, or other thing of value:

» A promotional ballpoint pen would be of nominal value, but a gold wristwatch would not be acceptable.

» A holiday gift of a bottle of wine from a vendor or customer would be of nominal value (provided it is worth $50 or less), but a case of fine champagne would not be acceptable.

» Tickets to an ordinary sporting event, which you attend with a business contact, would be considered customary and reasonable, but tickets to the World Cup, Super Bowl, or other similar major sporting event would be considered excessive in value and should not be accepted.

» Ordinary business meals are acceptable, but a lavish dinner at a four-star restaurant likely would not be. Good judgment would also dictate that Moody's should periodically assume the cost of the meal as a business expense.

If you are offered a gift, entertainment, or other thing of value, and you have any question about the appropriateness of accepting it, you should seek guidance from the Compliance department prior to acceptance.

Gifts, entertainment, or other things of value that do not meet the requirements outlined above should be returned to the donor as tactfully as possible. You may refer to this Code when you return such a gift, and you should report such a gift to your manager and the Compliance department.

Finally, laws and customs of some countries permit gifts and courtesies beyond those considered customary in the United States, and refusing such gifts or courtesies might be considered offensive in that country. Although it might be difficult, Credit Rating Personnel must refuse any gifts, entertainment, or other things of value other than minor incidentals provided in the context of a business interaction. All other Moody's employees should consult the Compliance department if they encounter a situation in which the gift, entertainment, or other thing of value exceeds these rules but their refusal to accept would be seen as offensive.

For information regarding the giving of gifts, please refer to the Anti-Bribery and Anti-Corruption section of the Code.

❓ What should I do if I receive an inappropriate offer?

You should decline the request firmly and immediately. If you are asked by a business contact to take a bribe, kickback or other



prohibited payment or gift, you should tell the person that you will not consider the request, and immediately inform your manager and Moody's Legal department about the incident.

❓ What do I do if I receive a perishable gift?

Credit Rating Personnel may not keep even perishable gifts, such as food baskets, provided by rated entities and/or sponsors or agents of rated entities. Instead, when it is not practical to return the gifts to the sender, they should be donated to a public service or social service organization. In all other circumstances, employees that are not Credit Rating Personnel who receive a perishable gift that exceeds the $50 limit set out above may, with the approval of their manager and the Compliance department, share such gift with their office colleagues or donate it to a public service or social service organization.

❓ Can I accept a free pass to a conference or event hosted or organized by a third party?

Credit Rating Personnel may only accept free passes or a waiver of registration fees to conferences/events if they are speaking or presenting at the conference/event.

All other Moody's employees may accept free passes and/or fee waivers to conferences/events as long as there is a clear business purpose to the employee attending the conference/event.

❓ I am presenting at a conference. May I accept reimbursement for my travel, lodging, and other incidental expenses?

Credit Rating Personnel may not accept reimbursement (or direct payment of such expenses on your behalf) from any third party for transportation, lodging, or incidental expenses incurred in connection with attendance at a conference or event organized in whole or in part by an entity rated by MIS, including where Credit Rating Personnel are speaking or presenting at the conference or event. Credit Rating Personnel may accept reimbursement for travel expenses incurred where they are speaking or presenting at conferences or events hosted or organized by industry associations or other non-rated entities provided that the reimbursing party is not a rated entity.

All other Moody's employees, may accept reimbursement for travel-related expenses when they are speaking/presenting at a conference as these are not considered gifts under the Code. However, such reimbursement (or direct payment of such expenses on your behalf) must be for your individual travel, lodging, meals, and other reasonable expenses. You should not accept reimbursement for lavish or extravagant travel, lodging, or other expenses. You also may not be reimbursed for the travel or other expenses of any family members or other non-Moody's employees who accompany you.

Vendor Selection

The Company will purchase all of its services and supplies on the basis of quality, price, and service. The fact that a vendor is also a customer of the Company shall not be the basis for making purchasing decisions. Moreover, as discussed in the Conflicts of Interest section above, you should not participate in the selection of a vendor if you or an immediate relation has a significant business interest in such entity.

Intellectual Property

When you perform work for Moody's, Moody's owns all intellectual property rights in your work product ("Work Product"), to the extent permitted by applicable law, including but not limited to all copyrights, trademarks, patents, inventions, and know how associated with the Work Product. To the extent permitted by applicable law, your Work Product is considered "work made for hire" created for Moody's. If for some reason any Work Product you create is not deemed work made for hire or does not belong to Moody's by operation of applicable law, you assign and agree to assign to Moody's any and all of your right, title and interest in and to the Work

Product, including all copyright (and all future copyright) and patent rights or, if applicable local law does not permit assignment of rights, you grant Moody's an exclusive, unlimited, worldwide, perpetual, royalty-free license to the Work Product, to the extent permitted by local law. In relation to any Work Product in which you have a moral right, to the extent permitted by applicable law, you irrevocably consent to Moody's using such Work Product in any manner that might otherwise infringe such moral right. If requested by Moody's, you will execute any further documents necessary to document Moody's ownership of the Work Product. When you develop new Work Product, you will disclose it promptly to Moody's. You agree not to use or misappropriate any third party intellectual property, confidential or proprietary information, or trade secrets in creating Work Product or performing any service for Moody's.

Unauthorized Copying or Use

Generally, it is against the law to make copies of legally protected works of others or to use them without proper permission. Wrongful copying of copyrighted materials can result in personal, as well as Company, liability.

Protected works include most publications, computer software, video and audio tapes or files, and certain databases. In addition, protected works may include material displayed or published on web sites, including articles, musical recordings (such as MP3 files), graphic designs, photographic images, and audiovisual materials.

As employees of a company whose business is based on its valuable intellectual property, we must be especially sensitive to the intellectual property rights of others. You must not, when preparing any presentation to or publication for Moody's employees, customers, investors, or other third parties, copy or use any protected works prepared by any other person who is not a Moody's employee, or was not a Moody's employee when such material was prepared, unless you: (a) acknowledge the use of such other person's protected works and identify in the relevant presentation or publication, at a minimum, the name of the author, publisher, and owner of the protected works; and (b) obtain the consent in writing of the owner of the protected works if more than an insubstantial portion of the original work is used. Moody's Legal department can assist you in determining whether such written consent is required.

The law does permit in some circumstances certain "fair use" or "fair dealing" of protected works, but this right is limited and reliance on it should be made only in consultation with Moody's Legal department.

❓ When is copying permitted?

These are some of the limited circumstances where copying by the Company may be permitted, depending upon applicable law:

» Preparing a new work summarizing others' copyrighted material and including it in Company publications or reports together with brief quotations.

» Occasional copying of a small portion of an article or book, citing that article or book (but not any extensive or regular copying of an outside publication to reduce subscription costs and broaden internal distribution).

» Making a copy of a computer program as an archival or backup copy.

» Forwarding a link to a web site where information of interest is published.

Some of these examples may still be prohibited due to confidentiality obligations to third parties or contractual restrictions. The circumstances under which copying by the Company is permitted may differ from jurisdiction to jurisdiction depending on each jurisdiction's intellectual property laws, as well as the specific facts relating to the copying. If you have any questions about whether copying is permitted, please consult Moody's Legal department.

EXAMPLE:
A company pays $1,000 a year for its one subscription to a weekly industry newsletter. It would not be a fair use to make 12 complete copies of such newsletter each week for its regional sales managers. It may be a fair use to occasionally copy a limited excerpt from the newsletter and circulate it to the regional offices, but not if such copying would effectively serve as a substitute for the subscription. Consult the Moody's Legal department for any specific questions in this area.

Protecting Moody's Trade Secrets and Proprietary Information

We need to maintain the confidentiality of the Company's trade secrets and other proprietary information. Employees and directors may learn facts about Moody's business, plans, or operations that Moody's has not disclosed to its competitors or the general public. Examples of Company trade secrets and proprietary information may include, but are not limited to, sensitive information such as customer lists, the terms offered or prices charged to customers, non-public algorithms, formulas, or methodologies, marketing or strategic plans, potential

acquisitions, or proprietary product designs or product systems developments. Employees and directors may not disclose such information externally except, in the ordinary course of their authorized business activities, to parties with whom Moody's has entered into agreements containing appropriate confidentiality obligations. This restriction applies equally to the trade secrets of our customers. If you have questions about whether disclosure of a particular trade secret or proprietary information to a third party is permitted, please consult the Legal department.

Use of Company Resources

Moody's money, materials, supplies, technology and information resources, including computer systems and voice mail systems, and all information, copies of documents or messages created, sent, received, or stored on these systems are Company property and must not be used to advance your personal interests. Employees must use the Company's technology resources in accordance with the Moody's IT Use Policy, which is available on the Company's intranet.

Each of us has a duty to protect the Company's assets and to use them efficiently. Theft, carelessness, and waste have a direct impact on the Company's profitability. We should take measures to prevent damage to and theft or misuse of Company property. Except as discussed below and in the IT Use Policy, Company assets, including Company time, equipment, materials, resources, and information, must be used for business purposes only. Personal calls from office telephones should be kept to a reasonable minimum. Similarly, use of Company's technology resources, including computers and the Internet, for personal matters should be kept to a reasonable minimum, and any such usage must be consistent with the Moody's IT Use Policy. In no instances should such personal use of Company telephones or computers interfere with your work commitments. Further, employees may not use Company office space for personal meetings, for example, meetings with personal financial advisors.

Under no circumstances may an employee use the Company's technology resources to transmit, download, display, otherwise disseminate, or condone the receipt of any sexually explicit material or any material containing ethnic slurs, racial epithets, or anything that may be perceived as harassment of others based on their race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status, or any other characteristic protected by law. Employees encountering or receiving such material should immediately report the incident to their manager or to the Human Resources department.

As outlined in the Moody's IT Use Policy, employees should be aware that, subject to applicable law, they have no proprietary interest in and no reasonable expectation of privacy while using any Company computer equipment, voice mail equipment or Company-provided access to the Internet, including electronic mail, collaboration tools, instant messaging, SMS / text messages, or similar technologies. To the extent permitted by applicable law, Moody's reserves the right, through the use of automated software or otherwise, on a continuous, intermittent, or ad hoc basis, to monitor, open, read, review, copy, store, audit, inspect, intercept, access, disclose, and delete all computer documents, systems, disks, voice mail, Internet usage records (including any material that employees might seek to access or download from the Internet), system activity, electronic mail of current and former employees, and any other communications transmitted or received through its systems without notice to any employee and at any time. Such activities may be undertaken for a range of purposes, including but not limited to the following: to protect the security of Moody's documents, data, information, and systems; to maintain quality standards; to provide business continuity and record retention when an employee is absent (for whatever reason) or when an employee has left the Company; to respond to any subpoena, judicial order, or other request of any governmental agency or authority; to investigate where Moody's has a legitimate and reasonable concern that an employee or former employee has engaged in wrongdoing, unlawful or illegal acts, or may be in breach of Company requirements or policies; or as the Company's business needs may otherwise require. To the extent permitted by applicable law, the results of any such review, audit, inspection, interception, access, or disclosure may be used for disciplinary purposes or in legal proceedings. To the extent permitted by applicable law, your use of Company computer, voice mail, and electronic communications systems constitutes your acknowledgement and understanding of the foregoing rights of Moody's and your consent to them.

Any employee who wishes to avoid inspection of any private personal data should not use Company equipment for personal matters or save any private personal data on Company computer storage devices.

When you leave the Company, all Company property must be returned to the Company.

Safeguarding Moody's Technology Resources

Employees are responsible for safeguarding their passwords for access to all Company technology resources, including computer and voice mail systems. Individual passwords must not be given to others, nor should employees access any account on Company computer and voice mail systems other than their own, except for Moody's IT department in connection with technical support. Employees must safeguard the laptops, smart phones, or any other technology resources provided to them by the Company and should exercise the highest standard of care reasonable and appropriate to the circumstances to prevent such technology resources from being lost, stolen, or accessed by an unauthorized person.



Each of us has a duty to protect the Company's assets and to use them efficiently.

The Company has also installed a number of security features and controls, such as firewalls, proxy servers, and anti-malware software, to protect its technology resources and information. You should never disable or attempt to evade the operation of these security features.

If you suspect or become aware of any unauthorized access to, acquisition of, or loss, damage, or misuse of, any Moody's technology resources, or information maintained on, or handled by any technology resource, or any other incident in which the security of Moody's technology resources or information systems may have been compromised, you must immediately report such incident to Moody's Help Desk.

Use of Personal Electronic Devices

Employees' use of any type of personal electronic devices while conducting any Moody's business is subject to relevant Moody's policies, including the IT Use Policy, and, where relevant, any agreement relating to use of a personal mobile device.

Approved employees may be provided with remote access to Moody's technology resources through a secure Virtual Private Network ("VPN"). In addition, approved employees may be permitted to access Moody's technology resources through certain models of personally-owned mobile computing devices using a Moody's selected third-party downloadable software application.

You should not inadvertently disclose confidential information using your personal electronic devices. For example, when attending Moody's meetings or traveling for business, do not publicize your activities or location on social media sites or otherwise, including through GPS-based mobile applications, because this could alert others about non-public events or information.

Employees are reminded that affirmatively downloading, copying, saving, creating, or working on any Moody's files containing Moody's confidential or proprietary information on any system or device that is not a Moody's technology resource, including personally owned devices, is not permitted.

Social Media

Moody's recognizes that social media has become an important tool for various aspects of Moody's businesses, and that access to certain social media sites (e.g., LinkedIn, Twitter, etc.) for legitimate business purposes may be useful for employees in connection with their roles and responsibilities within Moody's. However, Moody's has determined that it is in the Company's best interest to block access to certain social media sites from Moody's network, including certain sites that are primarily used for personal communications, such as Facebook. In addition, Moody's has established a Corporate Social Media Policy and Procedures that set forth requirements and best practices for employees who wish to engage in social media activities on Moody's behalf. Moody's also has separate Personal Social Media Guidelines that apply to personal social media activities that Moody's employees may choose to undertake as individuals on their own time. These documents are posted on the Company's intranet. If you have additional questions, you may consult a member of the Social Media Steering Committee or send an email to socialmedia@moodys.com.

Employees as Consultants/ Conversion of Consultants to Employees

Current Moody's employees may not be engaged to work as consultants, as independent contractors or as contract workers for the Company. This applies, regardless of whether or not the work is related to the duties of the employee's position, and whether or not payment is made outside normal payroll routines.

Further, the Legal department must approve any situation in which a former Moody's employee wishes to become an independent contractor or contract worker for Moody's. In addition, the Legal and Human Resources departments should be consulted in situations in which an individual who has worked as an independent contractor/contract worker for Moody's wishes to become a Moody's employee.

Independent Contractors/Contract Workers

No individual or entity may be engaged to provide services to Moody's as a contract worker or independent contractor except in accordance with the Moody's Non-Employee Engagement Policy and Procedures. For additional information about engaging contract workers or independent contractors, please consult Moody's Non-Employee Engagement Policy and Procedures.



It is the duty of each employee to comply with all laws and regulations that apply to the Company's business.

How We Act with Integrity in the Global Community

Insider Trading and Market Abuse

Employees and directors who have access to confidential information are not permitted to use or share that information for purposes of trading securities (such as Moody's stock) or for any other purpose except the conduct of our business. The insider trading laws and regulations of the United States and many other jurisdictions prohibit buying, selling, or recommending that someone else buy or sell a company's securities while in possession of material non-public information about that company. In addition to heavy fines and lengthy prison terms, a violator in the United States or one who trades on a U.S. stock exchange can be required to pay civil penalties of up to three times the profit gained, or loss avoided, by certain unlawful transactions or disclosures. Moody's may also have to pay substantial fines. In other countries, such actions can lead to fines, public censure, compensation/restitution orders, and injunctions, as well as potential prison terms.

"Material" information is generally regarded as information that a reasonable investor would think important in deciding whether to buy, hold, or sell a security; in short, it is any information that could reasonably affect the price of the security. In other jurisdictions, "material" information may be referred to as "inside information" or "price-sensitive information."

Examples of material/inside information may include: sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending MIS rating actions.

EXAMPLE:
In connection with analyzing a U.S. issuer, an analyst reviews a non-public agreement that will allow the issuer to enter a very profitable new line of business. She tells her sister-in-law, who buys 1,000 shares of the issuer's stock. The day after the issuer publicly discloses the agreement, its stock price jumps $2 per share. The analyst has violated the U.S. insider trading laws, even though she did not personally make a profit.

As a general rule, an employee or director who has material information before it is publicly disclosed should wait until at least the third business day after it is disclosed so that the market has sufficient time to absorb the information before making the trade.

❓ What is "Tipping"?

You can violate the insider trading and "market abuse" laws by disclosing material non-public information to another person. If you make such a disclosure or use such information, you can be punished even if you yourself have no financial gain and, in some jurisdictions, even if you did not intend to engage in insider trading.

❓ Don't insider trading laws only apply in the United States?

No. Insider trading violates fundamental concepts of fairness that are a basic part of the Company's values. Employees working outside the United States can be charged under U.S. laws for insider trading in U.S. securities. In addition, many countries in which we do business have adopted insider trading and/or "market abuse" laws. Some of those laws are even broader than those in the United States. In France, for example, the penalties include substantial fines, as well as jail terms, and such conduct may constitute a breach of both insider dealing laws and regulations giving rise to separate penalties under such rules. The rules on market abuse apply in all countries in the European Union.

❓ I'm an employee in Shared Services so I don't receive material non-public information about issuers. Do these rules really apply to me?

Regardless of where you work in the Company, the insider trading laws apply to you. As a Moody's employee, you may learn information about Moody's business plans that could be material non-public information about Moody's or another company. For example, you may learn that Moody's plans to increase its ownership interest in an affiliate. That company's stock price may well change because of the purchase by Moody's. The same rules that apply to material non-public information about Moody's (or the issuers with which Moody's does business) also apply to material non-public information you learn about other companies.

Securities Trading

Moody's Policy for Securities Trading places additional limitations on the trading and ownership of certain securities by employees. In addition, to comply with legal requirements as well as facilitate internal monitoring, Moody's requires certain employees to adhere to reporting requirements relating to their securities holdings and transactions. For more information regarding the ownership and holding restrictions, as well as any reporting requirements you may have, please consult Moody's Policy for Securities Trading or contact a member of the Compliance department.

❓ Do I have to check with anyone before trading Moody's stock?

Unless you are an officer or director of Moody's Corporation or have been designated an "insider" by the Legal department because you regularly are in possession of material non-public information about the Company, you do not have to check with or report to anyone before trading Moody's stock. You may buy or sell Moody's stock whenever you wish as long as you are not in possession of material non-public information. If you have any doubt whether information you have is material, consult with a member of Moody's Legal department.

❓ What are the rules around the reallocation of Moody's securities in my Moody's profit participation plan?

You may not change the allocation of Moody's securities in your profit participation plan while in possession of material non-public information. However, it is not a violation for purchases to be made pursuant to elections you made previously while not aware of material non-public information, whether or not you possess material non-public information at the time the purchase is made.

Anti-Bribery and Anti-Corruption

You must not engage in commercial or public sector bribery. This means you or anyone acting on the Company's behalf cannot offer, promise, or give money, business courtesies, or anything else of value, directly or indirectly, to a commercial party or public official intending to receive, or for having received, favorable treatment. You are also prohibited from "turning a blind eye" to the likelihood that an agent or other third party is or will be making an improper payment in connection with the Company's business. Anti-corruption laws in various jurisdictions, including the U.S. Foreign Corrupt Practices Act



("FCPA"), the UK Bribery Act 2010 ("UK Bribery Act") and local country laws where Moody's operates, restrict companies' and employees' conduct in this area and subject Moody's and its employees to serious penalties for violations. Please consult the Anti-Bribery and Anti-Corruption Policy for further guidance.

Because Moody's may be liable for improper payments made by third parties acting on its behalf, Moody's employees who seek to engage certain third parties that will interact with public officials, with customers or with prospective customers must assure that such third parties are formally vetted before contracting for any services. Please consult the Covered Third Party Anti-Corruption Due Diligence and Contracting Procedures for further guidance.

The Company also is required to assure that its books and records accurately reflect the true nature of Company transactions, and to maintain internal accounting control systems designed to prevent and detect improper transactions. Accordingly, all information relating to business expenses or other costs incurred on behalf of the Company must be recorded accurately and with sufficient detail.

❓ When is it permissible to give business courtesies to business contacts?

Employees generally may give business courtesies (including gifts) to business contacts, provided that they comply with the following requirements as set forth in Moody's Anti-Bribery and Anti-Corruption Policy: (1) the cost must be reasonable and justifiable under the circumstances; (2) they must comply with applicable laws; (3) they must not reasonably be interpreted as an attempt to obtain or retain an improper business advantage, and must not reflect negatively on the reputation of Moody's or the recipient; (4) they must be bona fide and must directly relate to a legitimate business purpose; and (5) they must be supported by receipts and must be properly documented in accordance with any applicable expense reimbursement and accounting procedures. No business courtesies may be given, directly or indirectly, to public officials without complying with all of these requirements, as well as the additional requirements set forth in Moody's Anti-Bribery and Anti-Corruption Policy. The Compliance department must approve in advance any business courtesies to be given to public officials.

If you have any questions regarding bribery and corruption matters, including questions about the application of local anti-bribery laws, please contact the Compliance department.

? What do I do if I receive an inappropriate request?

Decline the request firmly and immediately. If you are asked by a customer, public official, or other business contact to make a bribe, kickback, or other prohibited payment or gift, you should tell the person that you will not consider the request, and immediately inform your manager and Moody's Legal department about the incident.

Political Activities

Moody's encourages you to participate in the political process on your own time, as long as you take care not to imply that you are acting on behalf of Moody's. You should not permit your Moody's affiliation to be noted in any outside organization's materials or activities without the approval of Moody's Legal department unless you are serving as a Moody's representative.

Corporations are not permitted to make political contributions in connection with any election involving any United States federal office. There are similar laws in some states and other countries. Your personal contributions must not be made with, or reimbursed by, Company funds in U.S. federal campaigns or in other U.S. or foreign campaigns where it is illegal. Individual participation must be completely voluntary and must occur only during non-working hours. Political activity may not involve the use of Moody's funds, personnel time, equipment, supplies, or facilities.

Any proposed Company political contribution anywhere should be discussed in advance with Moody's Legal department.

Influencing legislation or "lobbying" is also restricted by the laws of the United States, certain states and other countries or subdivisions thereof. Under such laws, Moody's may be required to register and report if its employees engage in lobbying activities. This may need to be done if you communicate with any members of federal, state, or local legislative or executive office in the U.S. or members of legislative or executive office

or other public officials in other jurisdictions for the purpose of influencing any action on the Company's behalf. Before any employee takes a public position on government actions on behalf of the Company, Moody's Legal department should be consulted. Employees who serve on government advisory boards should also be aware of applicable restrictions on their ability to promote Moody's business in conjunction with their work on such boards.

Economic and Trade Sanctions

Moody's complies with all economic sanctions-related laws and regulations and export controls in jurisdictions in which it operates. Economic sanctions rules prohibit or restrict trade with certain individuals, entities, nations, or industries. You must not engage in any prohibited dealings, including transacting with or providing services, directly or indirectly, to:

» Any individual or entity located, organized, or ordinarily resident in a comprehensively sanctioned jurisdiction;

» Any entity 50 percent or more owned by a person or persons located in a comprehensively sanctioned jurisdiction; or

» Any person subject to blocking or asset freeze sanctions, including entities owned 50 percent or more by a person or persons subject to blocking or asset freeze sanctions

Economic sanctions are generally divided into three types:

» Comprehensive embargoes imposing restrictions on a particular geography (or persons located therein), which under the U.S. sanctions regime currently includes Iran, Syria, the Crimea Region of Ukraine, North Korea, and Cuba;

» "List-based" sanctions which impose prohibitions on transacting with certain persons identified on watchlists, such as the list of Specially Designated Nationals and Blocked Persons ("the SDN List") maintained by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") or the Consolidated List of Financial Sanctions Targets in the UK maintained by the Office of Financial Sanctions Implementation ("OFSI"); and

» "Sectoral" sanctions, which impose more limited restrictions on persons conducting certain activities in certain sectors.

If you have any questions related to economic sanctions at the Company, please contact the Legal department at economicsanctions@moodys.com. Employees may also use Moody's Integrity Hotline to report suspected violations of law, company policy, or procedure.

Please consult the Economic Sanctions and International Trade Compliance Policy for further guidance.

Export Compliance

The export or re-export of goods, including software utilizing encryption technology, may be subject to regulatory requirements.

You should contact Moody's Legal department at economicsanctions@moodys.com if you are:

» Unsure of export controls applicable to goods/technology/software;

» In need of information regarding local export laws; or

» Planning to transfer software using encryption technology to a country outside the United States by any means.

Please consult the Economic Sanctions and International Trade Compliance Policy for further guidance.

International Boycotts

There are two U.S. anti-boycott laws. One is set forth in the Export Administration Regulations ("EAR") and the other in the Internal Revenue Code ("IRC"). These laws are primarily aimed at prohibiting cooperation in the boycott against Israel sponsored by the Arab League and certain other countries, but can apply in other cases. Similar anti-boycott laws may be imposed in other countries in which Moody's does business. You must contact the Moody's Legal department to resolve conflicts arising in connection with anti-boycott laws and immediately inform the Legal department of any boycott-related requests that you receive.

Anti-Money Laundering

Moody's complies with all applicable anti-money laundering ("AML") laws and related Know Your Customer ("KYC") and Enhanced Due Diligence ("EDD") requirements wherever it operates. Money laundering is the act of disguising illegally-gained funds so that they appear to come from legitimate sources. Typically, it involves three steps. First, the illegally-gained funds are introduced into a legitimate financial system. Then, the money is moved around to create confusion, sometimes by wiring or transferring through numerous accounts. Finally, it is integrated into the financial system through additional transactions until the illegally-gained funds appear to be "clean."

Although Moody's business activities generally do not expose the Company to the risk of being a conduit for money laundering activity, in certain jurisdictions, Moody's role in the financial transactions of others may subject its activity to locally applicable AML laws or regulations and require the establishment of an AML program. In such jurisdictions, Moody's has implemented appropriate AML policies and programs.

Even where such a program is not required, however, if any Moody's employee has reason to believe that any customer is deriving its funds from illegal activity or engaging in any effort to conceal or disguise the nature, location, source, ownership, or control of funds that will be paid to Moody's or in connection with a transaction in which Moody's is involved, this should be reported immediately to Moody's Legal department.

Taxation

Failure of the Company to file tax returns promptly and accurately and to pay required taxes can result in severe penalties.

Immigration

All countries strictly regulate the entry of citizens of other countries and the right of persons from other countries to work there. Managers considering hiring non-citizens should be aware of local requirements, including the need for visas and other documentation.

Business in New Countries

The decision to expand Company operations into any country other than those in which we are qualified to do business may carry important legal and tax implications.

You should consult the Legal department about any issues that arise under these and other laws that apply to your job.

Government Investigations

Moody's cooperates as appropriate with investigations by the U.S. government, the governments of other countries, and their departments and agencies or judicial authorities. Moody's employees must never: (i) destroy, hide or alter any document or part of a document in anticipation of a request for those documents from a government agency or a court; (ii) lie or make any misleading statements to any government investigator, or in any deposition or other testimony; or (iii) attempt to influence an employee or any other person to engage in any of these acts.

Although Moody's cooperates as appropriate with governmental investigations and responds properly to valid legal process, Moody's also has legitimate and important interests to protect. For example, Moody's has important confidentiality obligations to its customers, including the obligation, in certain instances, to provide notice to those customers when requested or ordered to provide information about them. To assist Moody's in complying with our obligations to our customers or others, and to ensure the accuracy of the information we provide, you should notify the Legal department if you are approached by a government investigator regarding Moody's or any of its customers.

This should in no way deter you from reporting any suspected wrongdoing at the Company to Moody's Integrity Hotline, the Legal department, or any of the other resources identified in this Code. Nothing herein or in any Moody's agreement shall limit your right to provide truthful disclosures to governmental or regulatory authorities that are protected under the whistleblower provisions of any applicable law or regulation. Moody's prohibits retaliation against any employee for making a good faith report of suspected wrongdoing to the Company or the government, or for cooperating with a government investigation. If you believe that you have been subject to retaliation for making a good faith report or for cooperating with a government investigation, you should report the matter to the Legal department immediately. Alternatively, you may report the matter to Moody's Integrity Hotline.

Civil Litigation

Like all companies, Moody's is sometimes involved in civil litigation, and you may be approached by lawyers for companies or people who have brought suit or may be thinking of bringing suit against the Company or one of our customers. You should contact the Legal department before responding to any questions about Moody's or our customers from lawyers or representatives of third parties who may be involved in or contemplating bringing a lawsuit against Moody's or our customers. Please be aware that you must contact the Legal department before providing such people with any information or records regarding Moody's or our customers.

Record Retention and Preservation Directives

Documents and other records (in whatever form) must be retained for the periods of time specified by law and under Moody's record-retention policies, procedures, and rules.

Under appropriate circumstances relating to a government investigation and/or a civil litigation, Moody's will issue a record preservation directive to all employees who are likely to have in their possession records relevant to the subject matter of the investigation or litigation. Thus, from time to time, you may receive directives from the Legal department directing you to preserve all such records in your possession or under your control. If you receive such a directive, you must not destroy or otherwise discard any records relating to the subject matter described in the directive, regardless of the place or manner in

which those records are stored. If you have not received a record preservation directive but believe you have records related to a subpoena or pending or contemplated litigation, government investigation, or other proceeding, you must immediately contact the Legal department. In such circumstances, you must also retain and preserve all records that may be responsive to the subpoena or relevant to the litigation or to the investigation until you are advised by the Legal department as to how to proceed. In addition, if you learn of a subpoena or a pending or contemplated litigation or government investigation, you must immediately contact the Legal department.

You must also affirmatively preserve from destruction all relevant records that without intervention would automatically be destroyed or erased (such as voice mail messages). Destruction of such records, even if inadvertent, could seriously prejudice the Company. The destruction or falsification of a record with the intent to impede or that has the effect of impeding a governmental investigation, audit or examination may lead to prosecution for obstruction of justice. If you are not sure whether a record can be destroyed, consult Moody's Legal department before doing so.

These retention obligations apply equally to Company records that you store in locations outside Moody's offices, including your home. Thus, if you have any records outside Moody's offices, you will be expected to provide any such records to the Legal department upon request. Furthermore, notwithstanding the other provisions of this Code, if you have any electronic records on your personal computer, smartphone, tablet or other electronic device, you may be asked to provide Moody's access to such personal electronic device so that the Legal department or an agent thereof may extract any Moody's records related to an ongoing investigation and/or litigation.

Aren't my files, memos and emails confidential?

No. Except for certain "privileged" communications, all Company documents and computer files, including otherwise confidential communications and documents, may have to be disclosed to government enforcement organizations or private parties in investigations or lawsuits involving the Company. Please be aware that marking documents "restricted" or "confidential" may not protect them from being disclosed in court. Consult with Moody's Legal department about when communications with a lawyer are "privileged" and, therefore, may be protected from disclosure.



Reports of violations will be treated confidentially to the extent possible, and no person who reports a possible violation in good faith will be subject to retaliation.

Code Administration

Periodically, all Moody's employees and directors are required to certify that they have reviewed this Code of Business Conduct, understand it, and agree to be bound by its terms. In addition, as part of the certification process, employees and directors are provided an opportunity to disclose any previously unreported transactions or events that appear to be in violation of the Code.

Interpretation

The General Counsel of Moody's is responsible for interpreting and applying the Code to specific situations when questions arise. Any questions relating to how the Code should be interpreted or applied should be addressed to Moody's Legal department.

Investigations of Suspected Violations

Moody's will conduct a prompt, fair, and impartial investigation of all reports of suspected violations of the Code. Employees are required to cooperate as needed in investigations. While investigations may vary from case to case, they generally will include:

» conducting a review of the allegations;

» assessing whether any interim actions to protect the complaining party are necessary;

» conducting interviews of relevant parties;

» obtaining and reviewing relevant documents; and

» preparing a written report.

Moody's will then make a determination based on all evidence collected and will maintain the confidentiality of the investigation to the extent reasonably possible and as permitted by applicable laws. Moody's will also keep written documentation and associated documents in its records.

Upon completion of an investigation, Moody's will notify the person(s) who raised the concern and the subject(s) of the investigation's conclusion. Due to requirements under data protection laws in certain jurisdictions, Moody's may be obligated to inform the subject of a complaint that the complaint was filed, and how he or she can exercise his or her right to access and correct the information. The subject of the complaint will not be provided information identifying the person who reported the allegation unless required by local law.

If Moody's determines that a violation of the law or the Code has occurred, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, as warranted by the circumstances and regardless of the seniority of the individuals involved, subject to applicable law. If, during the course of an investigation, Moody's also determines that any manager knew of inappropriate conduct and failed to report the conduct,

Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, subject to applicable law.

Employees and managers should not conduct their own preliminary investigations. Investigations of suspected violations may involve complex legal issues, and acting on your own may compromise the integrity of an investigation and adversely affect both you and the Company.

Enforcement of the Code

The principles set forth in this Code and other relevant Company policies and procedures will be enforced at all levels of the Company. The Company intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with this Code and to halt any such conduct that may occur as soon as reasonably possible after its discovery. Subject to applicable law and agreements, Company personnel who violate this Code and other Company policies and procedures may be subject to disciplinary action, up to and including termination.

In some cases, compliance with the Code and other Company policies will be monitored by periodic audits, investigations or other reviews. In connection with any such audits, investigations or reviews, you are required to cooperate fully, provide truthful and accurate information, and respond to requests for certifications.

Waivers of the Code

While some Company policies must be strictly adhered to, in other cases, exceptions may be possible. If you believe that a waiver of any of the principles or policies articulated in this Code is appropriate in a particular case, you should contact an immediate supervisor first. If the immediate supervisor agrees that a waiver is appropriate, the approval of the Legal department must be sought. Directors and MCO Executive Officers who wish to obtain a waiver of the Code must make full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors. Any waiver for directors and MCO Executive Officers must be approved by the Board as a whole and, to the extent required by law or regulation, promptly disclosed.

No Rights Created

This Code is a statement of the fundamental principles and certain key policies that govern the conduct of the Company's business. It is not intended to and does not create any obligations to or rights in any employee, director, customer, supplier, competitor, shareholder, or any other person or entity.

Key Contact Information

Moody's Human Resources Department

Melanie Hughes
Senior Vice President – Chief Human
Resources Officer
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-7179

Mariano Andrade Gonzalez
VP – Lithuania Country Head
Green Hall 3
Upes str. 19
Vilnius, Lithuania 08128
Telephone: 370 (521) 726-36

Anina Lo
Senior Vice President – Human Resources
Regional Lead
Moody's Asia-Pacific, Ltd
One Pacific Place, Floor 24
88 Queensway
Admiralty
Hong Kong
Telephone: (852) 3551-3228

Moody's Compliance Department

Helene Gurian
Chief Compliance Officer
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-0442

James Bodovitz
Designated Compliance Officer – MIS
Americas/Global Coordination
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-2849

Keith Stoddart
Designated Compliance Officer – MIS Asia
Pacific
Moody's Asia-Pacific, Ltd
One Pacific Place, Floor 24
88 Queensway
Admiralty
Hong Kong
Telephone: (852) 3758-1426

Barbara Sullivan
Designated Compliance Officer – MIS EMEA
One Canada Square
Canary Wharf
London, E14 5FA
United Kingdom
Telephone: (4420) 7772-5357

Jack Holleran
Designated Compliance Officer –
Moody's Analytics and
Moody's Shared Services
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-4398

Moody's Legal Department

John Goggins
Executive Vice President & General Counsel
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-1912

Moody's Internal Audit Department

Scott Kenney
Senior Vice President – Risk Management and
Chief Audit Executive
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-0482

Moody's Integrity Hotline

Via the Internet: https://moodys.ethicspoint.com

By telephone from the United States: 1-866-330-MDYS (1-866-330-6397)

By telephone from outside the United States: Dial the AT&T Direct Dial Access® code for your location (listed below and at https://moodys.ethicspoint.com). Then, at the prompt, dial 866-330-MDYS (866-330-6397).

If there is no AT&T Direct Dial Access® Code listed for your location, dial your access code for U.S. calls (which you can find by contacting an international operator or by visiting the AT&T World Traveler website at http://www.usa.att.com/traveler/index.jsp), wait for the tone or prompt, and then call 866-330-MDYS (866-330-6397).

AT&T Direct Dial Access® Codes

Argentina (Argentina - Telecom)	0-800-555-4288	Korea (Dacom)	00-309-11
Argentina (Telefonica)	0-800-222-1288	Korea (ONSE)	00-369-11
Austria	0-800-200-288	Korea (Korea Telecom)	00-729-11
Belgium	0-800-100-10	Mauritius	01 120
Brazil (Cellular)	0-800-888-8288	Mexico	001-800-462-4240
Brazil	0-800-890-0288	Mexico (Spanish Operator)	001-800-658-5454
Bulgaria	00-800-0010	Mexico	01-800-288-2872
Canada	1-866-330-6397	Mexico (Por Cobrar Spanish)	01-800-112-2020
China (Southern)	10-811	Netherlands	0800-022-9111
China (Northern)	108-888	Panama	800-0109
Costa Rica	0-800-011-4114	Panama (Spanish Operator)	800-2288
Costa Rica	0-800-225-5288	Peru (Telephonica – Spanish)	0-800-50-000
Costa Rica (Spanish Operator)	0-800-228-8288	Peru (Telephonica)	0-800-50-288
Czech Republic	00-800-222-55288	Poland	0-0-800-111-1111
Cyprus	800-900-10	Portugal	800-800-128
Denmark	800-100-10	Russia (Moscow)	363-2400
France (France Telecom)	0-800-99-0011	Russia (outside Moscow)	8^495-363-2400 *
France (Paris Only)	0-800-99-0111	Singapore (StarHub)	800-001-0001
France	0-800-99-1011	Singapore (SingTel)	800-011-1111
France	0-800-99-1111	Slovak Republic	0-800-000-101
France	0-800-99-1211	South Africa	0-800-99-0123
France (Telecom Development)	0805-701-288	Spain	900-99-0011
Germany	0-800-225-5288	Sri Lanka (outside Colombo)	112-430-430
Hong Kong	800-93-2266	Sri Lanka (Colombo)	2-430-430
Hong Kong	800-96-1111	Switzerland	0-800-890011
India	000-117	Sweden	020-799-111
Ireland (UIFN)	00-800-222-55288	Thailand	1-800-0001-33
Ireland	1-800-550-000	United Arab Emirates	8000-021
Italy	800-172-444	United Arab Emirates (du)	8000-555-66
Japan (NTT)	0034-811-001	United Arab Emirates (Cellular)	8000-061
Japan (KDDI)	00-539-111	United Kingdom	0-800-89-0011
Japan (Softbank Telecom)	00-663-5111	* ^ Indicates second dial tone	



MOODY'S



Director and Shareholder Affiliation Policy

Policy Regarding the Independence of Ratings and Disclosure of Affiliations of Moody's Directors and Shareholders with Rated Entities

It is the policy of Moody's Investors Service, Inc. ("MIS") and its parent corporation, Moody's Corporation ("MCO"), that MIS's rating opinions and research should reflect a completely independent assessment of relative credit risk produced by MIS's professional analytical staff. In order to avoid the appearance of inappropriate influence over or involvement with the credit rating process, it is MCO's long-standing policy that MIS personnel shall not disclose or discuss potential or pending rating actions, the content of proposed credit rating methodologies, or the potential effect of any proposed credit rating methodology on particular Moody's ratings with external parties, including non-employee shareholders and non-employee members of MCO's board of directors, unless and until that information has been publicly disclosed. Exceptions to this policy with respect to disclosures of such information to MCO's board of directors (or a committee thereof) may only be made if MCO's Chief Executive Officer determines in the particular case that an exception is necessary in furtherance of the oversight responsibilities of the board (or committee) and the disclosure and rationale therefor is documented with the MCO Chief Compliance Officer. In the event that non-employee members of MCO's board of directors do receive non-public information about potential or pending rating actions, the content of proposed methodologies or the potential effect of a methodology on a particular rating, the MCO Chief Compliance Officer, in consultation with MCO's General Counsel, will consider whether to implement measures designed to prevent misuse of the information to the extent appropriate under the circumstances, and will document such consideration and any such measures, including the rationale therefor. In light of this, the Company includes in its criteria for the selection and nomination of director candidates the absence of potential conflicts with the Company's business and interests (including potential conflicts or the appearance of conflicts that may arise as a result of the unique nature of MIS and its role in the public securities markets).

In order to allow interested parties information regarding known affiliations of MCO directors with rated entities, and rated entities that also have publicly reported to the SEC an ownership interest in MCO of more than 5%, such affiliations and interests shall be publicly disclosed on MIS's website (moodys.com) and updated on an annual basis.

An appropriate reference to this policy shall be included with ratings and research published by MIS.

Affiliations of Moody's Directors and Shareholders with Rated Entities

As of March 15, 2021, members of the MCO board of directors serve as officers, directors and/or faculty members of the following <u>rated</u> entities:

Basil L. Anderson
--

Jorge A. Bermudez
Texas A&M Foundation Board of Trustees and Smart Grid Center Board of Texas A&M
University (Texas A&M is rated)
AB Mutual Funds (related to AllianceBernstein L.P.)

Thérèse Esperdy
National Grid plc (director)
Imperial Brands plc (director)

Robert Fauber
--

Vincent A. Forlenza
Becton Dickinson (Chairman and CEO)

Kathryn Hill
NetApp, Inc. (director)
Celanese Corporation (director)

Lloyd Howell, Jr.
Booz Allen Hamilton

Raymond W. McDaniel, Jr.
Muhlenberg College (member of the Board of Trustees)

Henry A. McKinnell, Jr.
—

Leslie Seidman
General Electric (director)

Bruce Van Saun
Citizens Financial Group (Chairman and CEO)

The following entities (directly or through subsidiaries or sponsored entities) hold credit ratings
from MIS <u>and</u> also publicly have reported to the SEC an ownership interested in MCO of more
than 5% as of December 31, 2020:

- Berkshire Hathaway Inc. – approximately 13.2%
- BlackRock Inc. -- approximately 6.3% (held through various entities)

MIS maintains policies and procedures to address the independence of its rating process in light
of such affiliations.



Code of Ethics

MOODY'S CORPORATION

**CODE OF ETHICS FOR CHIEF EXECUTIVE
AND SENIOR FINANCIAL OFFICERS**

February 24, 2004*

Moody's Corporation (the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, which applies to the Company's Chief Executive Officer, Chief Financial Officer, and Controller (or persons performing similar functions) (collectively, "Senior Officers"), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must not only comply with applicable law; you also must engage in and promote honest and ethical conduct and abide by Moody's Code of Business Conduct and other Company policies and procedures that govern the conduct of our business. Your leadership responsibilities include creating a culture of ethical business conduct and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Compliance with Laws, Rules and Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled "Compliance With Code Of Ethics."

Conflicts of Interest

Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No Senior Officer shall make any investment, accept any position or benefits, participate in any transaction or business arrangement, or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors (the "Audit Committee"), and obtains the prior written approval of the full Board of Directors.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As a Senior Officer, you are required to promote compliance with this policy and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance With Code of Ethics

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to the General Counsel. If, for any reason, the Senior Officer deems it inappropriate to report the suspected violation to the General Counsel, the Senior Officer may make his or her report to any member of the Audit Committee. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

If you would like to seek a waiver of the Code of Ethics, you must make full disclosure of your particular circumstances to the

General Counsel and the Chairman of the Audit Committee, and obtain the written approval of the full Board of Directors. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's Senior Officers in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, client, supplier, competitor, shareholder, or any other person or entity.

* The effective date of this document has been added as of November 23, 2010.



Code of Professional Conduct

January 2021

MOODY'S
INVESTORS SERVICE

Contents

Preamble

Financial markets should be efficient and fair to all market participants. Credit rating agencies play an important role in these markets. Moody's Investors Service ("MIS") provides information and opinions in the form of credit ratings and related research about the creditworthiness of issuers of securities and their financial obligations. Our credit ratings are forward-looking opinions that seek to measure relative credit loss. That is to say, they forecast the likelihood of default on a bond and the estimated severity of loss in the event of that bond's default.

Given the vast amount of information available to investors today, MIS helps investors and others sift through this information and analyze the credit risks they face when lending to a particular borrower, or when purchasing an issuer's debt or debt-like securities.[1] MIS makes our public credit ratings available to investors globally on a contemporaneous basis, free of charge.

In order to enhance market understanding and confidence in MIS's credit ratings, MIS has adopted this Code of Professional Conduct (the "MIS Code" or this "Code"). Through this Code, MIS seeks to protect the quality and integrity of the rating process, so that investors and issuers are treated fairly, and to safeguard confidential information provided to us by issuers. To use MIS ratings effectively, the market should be informed of both their attributes and limitations. It is our responsibility to be as transparent as practicable with respect to our:

» rating methodologies;
» rating policies; and
» overall track record.

This Code, as well as the policies referenced, are accessible on MIS's public website(s).[2]

All references to MIS's public website(s) include www.moodys.com as well as MIS's regional websites such as www.moodys.com.br, as applicable.

The MIS Code is organized into five sections:[3]

» The Quality and Integrity of the Rating Process;
» Independence and Avoidance and/or Management of Conflicts of Interest;
» Responsibilities to the Investing Public and Issuers;
» Governance, Risk Management and Training; and
» Enforcement and Disclosure of the MIS Code and Communications with Market Participants.

---

[1] "Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred shares and other securities that offer a fixed or variable rate of return. For simplicity's sake, the term "debt and debt-like securities" is used herein to refer to debt securities, preferred shares, and other financial obligations of these sorts."

[2] Although, in the interest of transparency, we have posted this Code and other related policies on MIS's public website(s), MIS does not assume, as a result of such public disclosure, any responsibility or liability to any third party arising out of or relating to this Code or those policies. The MIS Code is not part of any contract with any third party, and no third party shall have any right to enforce any of its provisions. MIS also retains complete discretion to revise this Code at any time to reflect changes in MIS ratings policies and procedures or to address changes in market, legal, or regulatory circumstances.

[3] The MIS Code has been structured in this manner in order to track the IOSCO Code as closely as possible.

I. Defined Terms

For the purposes of this document, the terms below, organized by category, are defined as follows:

Documents

1. The International Organization of Securities Commissions' Code of Conduct Fundamentals for Credit Rating Agencies ("IOSCO Code") is a framework Code of Conduct published on December 23, 2004 and subsequently revised in May 2008 and March 2015, by the International Organization of Securities Commissions. It was developed through cooperative efforts of international securities regulatory authorities, rating agencies, issuers, investors and other market participants. MIS has publicly endorsed the IOSCO Code.

2. The International Organization of Securities Commissions' Principles Regarding the Activities of Credit Rating Agencies ("IOSCO Principles") is a set of broad principles developed by the international regulatory community and published on September 25, 2003. The IOSCO Principles is the document upon which the IOSCO Code is based. MIS has publicly endorsed the IOSCO Principles.

3. The Moody's Corporation Code of Business Conduct ("MCO Code") is the code of conduct adopted by Moody's Corporation ("MCO").

4. The Moody's Investors Service Code of Professional Conduct ("MIS Code" or the "Code") is the code of conduct for MIS. The MIS Code governs the conduct of MIS, all MIS Employees and those relevant MCO Employees who support the MIS ratings process.

5. Rating Symbols and Definitions is a reference guide that sets out definitions of the rating symbols and rating scales used by MIS.

6. Securities Trading Policy is the Moody's Corporation Policy for Securities Trading.

Employee Types

1. An Analyst is any MIS Employee assigned to a ratings team with the title of Associate, Analyst or higher whose function is to a) assign or monitor Credit Ratings and, if applicable the related rating Outlook or rating Review, b) assist in drafting materials or developing deal specific models being considered for rating committees, or c) supervise MIS Employees included in (a) or (b) of this definition. The definition of "Analyst" excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Credit Ratings process or (2) supports the Credit Rating process solely through administrative tasks, such as entering information into internal systems.

2. The DCO is the individual designated by MIS as a Designated Compliance Officer.

3. An Employee is any full-time or part-time employee of Moody's Corporation or its wholly owned subsidiaries, wherever located.

4. Management or Managers are those employees who have personnel management responsibilities.

5. The term MIS Employee means any full-time or part-time employee of MIS.

6. Rating Personnel includes Analysts as well as any other MIS Employees who have an analytical role involving the development, review or approval of procedures, methodologies or models used in providing Rating Services.

Organizational Structure

1. The Commercial Group is the MIS department that is responsible for business strategy and planning, new business origination, and business relationships with Issuers and Rated Entities.

2. The Compliance Department is the department that is responsible for assessing MIS's and its Employees' compliance with the policies and procedures described in this Code.

3. CSS (Credit Strategy and Standards Group) comprises several functions: the Methodology Development Group ("MDG"), which includes the Methodology Framework Group and the Default & Ratings Analytics; the Methodology Review Group ("MRG") which includes the Model Specifications Specialists Team; Ratings and Process Oversight Group ("RPO"); the Analytics and Technology Solutions group ("ATS"), which integrates MIS technology, quantitative and project capabilities and Strategy & Research ("S&R"). Each function currently reports to the MIS Chief Credit Officer.

4. MCO refers to Moody's Corporation and its majority-owned affiliates.

5. The MIS Board of Directors ("MIS Board") refers to the board of directors of Moody's Investors Service, Inc.

6. Moody's Investors Service, Inc. (MIS) refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Services and Products

1. Ancillary Services are those products and services that are not Credit Rating Services and which may include market forecasts, estimates of economic trends, pricing analysis or other general data analysis as well as related distribution services.

2. Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

3. A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories. (See Section II below.)

4. A Credit Rating Action is any one of the items below:
   I. the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;
   II. the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;
   III. a change in a Credit Rating (i.e., upgrade or downgrade);
   IV. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);
   V. the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;
   VI. an Affirmation of a Credit Rating; and
   VII. a Withdrawal of a Credit Rating.

5. A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS may also publish a Credit Rating Action related to public Credit Ratings on moodys.com that is not accompanied by a Credit Rating Announcement.

6. Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

7. The Disclosure Form is a form that contains regulatory disclosures and is published on www.moodys.com for public Credit Ratings and in the rating folder of the Electronic Platform for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.

8. Non-Participating Credit Ratings are published Credit Ratings in which the Issuer has declined (expressly or through failure to respond to) MIS's offer to participate in the rating process on a going-forward basis.

9. Other Permissible Services are those products and services identified in MIS's Rating Symbols and Definitions, which are not Credit Rating Services or Ancillary Services.

10. Rating Services means any or all of the following: Credit Rating Services, Ancillary Services and/or Other Permissible Services.

11. Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:
   I. Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);
   II. Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

III. Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

12. Unsolicited Credit Ratings

Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

Other

1. An Agent is any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

2. EU means the European Union.

3. A Family Member is any of the following:

   a. an Employee's spouse or domestic partner;

   b. a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangements;

   c. an Employee's minor or dependent children;

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    d.   any other relative sharing the same household as an Employee;

    e.   any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

    f.   any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy):

        i.   whose managerial responsibilities are discharged by,

        ii.   that is set up for the benefit of,

        iii.   that is directly or indirectly controlled by, or

        iv.   whose economic interests are substantially equivalent to the Employee or any Family Member.

4. Fee Discussions are any negotiations about fees for Rating Services and any discussions or correspondence (whether internal or external) relating to those negotiations.

5. Form NRSRO is the application filed by MIS with the U.S. Securities and Exchange Commission for registration as a Nationally Recognized Statistical Rating Organization (NRSRO).

6. An Issuer is any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term "Issuer" also includes the corporate parent or majority-owned subsidiary of an Issuer.

7. Issuer Confidential Information is any information received by MIS from an Issuer, its affiliates or its Agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which MIS has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:

    a.   information that is publicly known;

    b.   information available to MIS on a non-confidential basis prior to disclosure by the Issuer, its affiliates or its Agents;

    c.   information that becomes available to MIS on a non-confidential basis from a third party not reasonably known by MIS to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;

    d.   information developed independently by MIS;

    e.   information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or

    f.   information that is approved for public disclosure in writing by the Issuer, its affiliates or its Agents.

8. Non-Public Information is information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).

9. The terms Own, Owning and Ownership refer to all methods by which an Employee may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a Security). For the purposes of this Code, direct ownership includes all Securities held in trust (other than a blind trust) and all Securities held in any individual retirement account (IRA) or 401(k) other than Moody's Profit Participation Investment Plan. For the purposes of this Code, Employees are deemed to be the beneficial owner of all Securities held by their Family Members.

10. Rated Entity(ies) means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

11. Restricted List is a list of Securities by industry, geography or regulation, which an Employee and any Family Members of that Employee may not Own or Trade.

12. Security(ies) is any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective

investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

13. The term Trade (Including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests himself/herself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities) and entering into derivative transactions, including put options, calls and equity swaps as well as liquidating such derivative positions through purchase, sale or exercise.

UK means the United Kingdom.

II. What Are Credit Ratings?

A Credit Rating is an opinion regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Ratings are based on information obtained by MIS from sources believed by MIS to be accurate and reliable, including, but not limited to, Issuers and their Agents, as well as sources independent of the Issuer. MIS relies on Issuers and their Agents to provide information that is true, accurate, timely, complete and not misleading.

MIS adopts all necessary measures so that the information it uses in assigning a Credit Rating is of sufficient quality and from sources MIS considers to be reliable, including, when appropriate, independent third-party sources. However, MIS is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Thus, in assigning a Credit Rating, MIS is in no way providing a guarantee with regard to the accuracy, timeliness, or completeness of factual information reflected, or contained, in the Credit Rating or any related MIS publication.

In the rating process, MIS maintains independence in its relationships with Issuers, investors, and other interested entities. MIS does not have a fiduciary relationship with the Issuer whose security is being rated (or any other party). Nor does MIS act as an advisor to the Issuers it rates. MIS may comment on the potential credit implications of proposed structural elements of a security, but MIS does not participate in the actual structuring of any security under consideration for a Credit Rating.

As a matter of policy, and in keeping with its role as an independent and objective publisher of opinions, MIS retains complete editorial control over the content of its Credit Ratings, credit opinions, commentary, and all related publications. MIS reserves the right at any time to suspend, modify, lower, raise or withdraw a Credit Rating, or place a rating on review in accordance with MIS policies and procedures. MIS editorial control includes its right to decide whether, and when, to issue a Credit Rating or publish any information or commentary, except in those rare instances where the public disclosure of a Credit Rating has been contractually limited (see Provision 3.4 below) or limited by applicable laws and regulations.

III. The Provisions

1. Quality and Integrity of the Rating Process

As described in the IOSCO Principles, MIS will endeavor to provide forward-looking opinions on the relative creditworthiness of Issuers of debt and debt instruments in order to help reduce the information asymmetry that exists between those Issuers and potential purchasers of their debt.

A. Quality of the Rating Process

1.1 Since Credit Ratings are probabilistic opinions about future creditworthiness, the performance of an individual Credit Rating will not be judged on the basis of the individual outcome, but on whether the individual Credit Rating was formed pursuant to MIS's established processes. Where possible, the performance of Credit Ratings collectively will be evaluated on the basis of how they perform on a statistical basis ex post (e.g., default studies, accuracy ratios, and stability measures).

1.2 MIS will develop and maintain rigorous and systematic rating methodologies. Where possible, resulting Credit Ratings will be periodically subjected to objective validation based on historical experience. MRG will be responsible for monitoring the appropriateness and completeness of rating methodologies and procedures, and for the initial approval of significant changes to MIS's rating methodologies and procedures. The MIS Board must approve new or materially changed methodologies before their use.

1.3   In assessing an Issuer's or obligation's creditworthiness, Analysts will use MIS's published methodologies, where appropriate. Analysts will apply a given methodology in a consistent manner, as determined by MIS.

1.4   Credit Ratings will be determined by rating committees and not by any individual Analyst. Once a rating committee has determined the appropriate Credit Ratings to be assigned to a Rated Entity's debt classes (e.g., senior unsecured), or to debt issued under certain specific program documents, MIS will assign such Credit Ratings to such classes unless and until a subsequent rating committee determines otherwise.

   a.   Debt issuance by a Rated Entity or under specific program documents may be routine (e.g., refinance), or may be material to the Rated Entity's creditworthiness or the program structure (e.g., a material change in the Rated Entity's leverage). It is the responsibility of the Analyst to monitor the Issuer's debt issuance and leverage and changes to program documents, and to bring material changes to the rating committee's attention. Credit Ratings that are:

   »   assigned to securities that are issued over time pursuant to programs, series or categories of debt that are subject to an existing Credit Rating, or based on the pass-through of a primary Rated Entity's Credit Rating, derive their Credit Rating exclusively from the existing Credit Rating of the program, series, category of debt or primary Issuer, as the case may be, and the rating committee for the existing Credit Rating incorporates future issuances into its analysis.

   »   A provisional notation may be removed from a Credit Rating when the applicable contingencies contemplated by the rating committee that assigned the provisional Credit Rating are deemed to have been fulfilled.

   Consequently, Credit Rating Actions with respect to these Credit Ratings are not subject to further analysis by a rating committee beyond the analysis conducted by the original rating committee for the existing Credit Rating.

   b.   In producing a Credit Rating, MIS will consider all information known and believed to be relevant by the applicable Analyst and rating committee about an Issuer, including information received from a source other than the Issuer or underwriter that the applicable Analyst and rating committee find credible and potentially significant to a rating decision in a manner generally consistent with MIS's published methodologies. MIS will establish, maintain and enforce policies and controls to assure that the Credit Ratings it disseminates are based on a thorough analysis of all such information. In formulating Credit Ratings, MIS will employ Analysts who, individually or collectively (for rating committees), have appropriate knowledge and experience in developing a rating opinion for the type of Issuer or credit being analyzed.

1.5   MIS will comply with its record retention policies and applicable laws when maintaining records used to support its Credit Rating processes. MIS will establish, maintain and enforce policies and controls so that its Employees comply with MIS's record retention policies and with applicable laws governing retention and disposition of records. MIS Employees will familiarize themselves with MIS's record retention policies, and periodically certify their compliance with such policies.

1.6   MIS and its Analysts will establish, maintain and enforce policies and controls to avoid issuing any Credit Ratings that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an Issuer or obligation.

1.7   MIS will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, MIS will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, MIS will make such limitation clear in a prominent place. MIS adopts all necessary measures so that the information it uses in assigning a Rating is of sufficient quality and from sources MIS considers to be reliable including, when appropriate, independent third-party sources. In cases involving new types of financial products, MIS will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. MIS will require the relevant functions within CSS to:

1.7.1   review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MIS has rated;

1.7.2   at least once every twelve months, MRG will review the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) MIS uses; and

1.7.3   assess whether existing methodologies and models for determining Credit Ratings of structured products are appropriate when MIS determines that the risk characteristics of the assets underlying a structured product have materially changed.

1.8   MIS will organize its rating committees to promote continuity and avoid bias in the rating process.

B. Monitoring and Updating

1.9   MIS will allocate adequate personnel and financial resources to monitoring and updating its Credit Ratings on a timely basis. Once a Credit Rating is published, and unless it is withdrawn, MIS will:

a.   at least once in any twelve month period,[4] review the creditworthiness of the Issuer or other relevant entity or obligation;

b.   initiate a review of the status of the Credit Rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action, including withdrawing a Credit Rating consistent with the applicable methodologies; and

c.   update on a timely basis the Credit Rating, as appropriate, based on the results of any such review referred to in a. or b. above. In addition, upon adoption of a new or revised rating methodology, MIS will review the impact of the new or revised methodology to outstanding Credit Ratings and take any necessary Credit Rating Action, within a reasonable period of time.

Where practicable, MIS will leverage available information and expertise in the monitoring process. MIS will apply changes in relevant key rating assumptions both to current and newly assigned Credit Ratings.

1.10   Where MIS uses separate analytical teams for assigning initial Credit Ratings and for monitoring such Credit Ratings, each team will have the requisite level of experience and resources to perform its respective functions in a timely manner. MIS will also evaluate internal processes and market trends in order to maintain operational flexibility to allocate resources needed to monitor existing Credit Ratings and conduct reviews on a timely basis.

1.11   MIS will establish, maintain and enforce policies and controls relating to the publication of Credit Rating Announcements that announce Credit Rating Actions, including the withdrawal of a public Credit Rating on an Issuer or obligation (except for routine debt maturities, calls, or redemptions).

C. Integrity of the Rating Process

1.12   MIS Employees will comply with all applicable laws and regulations governing their activities in the jurisdictions in which they operate. For greater certainty, to the extent that a provision in the MIS Code is inconsistent with applicable laws and regulations in a jurisdiction in which MIS operates, then that provision in the MIS Code will not apply in that jurisdiction to the extent of the inconsistency.

1.13   MIS and its Employees will deal fairly and honestly with Issuers, Rated Entities, investors, other market participants, and the public.

1.14   MIS will hold its Employees to high standards of integrity. MIS will not knowingly employ any individuals with demonstrably compromised integrity, subject to applicable law.

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[4] The frequency of review may be shorter in certain jurisdictions.

1.15   MIS and its Employees will not, either implicitly or explicitly, give any assurance or guarantee of a particular Credit Rating prior to a rating committee. This does not preclude MIS from developing preliminary feedback in connection with its ratings analysis.

In addition, MIS and its Employees will not make a promise or threat about potential Credit Rating Actions to influence Rated Entities, investors, or other market participants to pay for Credit Ratings or other services.

1.16   MIS will not:

a.   provide rating advisory services;
b.   act as a broker or dealer engaged in the business of underwriting securities or money market instruments; or
c.   have a financial or controlling interest in an entity rated by MIS or any of its "Credit Rating Affiliates" identified in Item 3 of MIS's Annual Certification of Form NRSRO available on MIS's public website(s).

1.17   MIS Employees are prohibited from making proposals or recommendations to an obligor or Issuer, underwriter or sponsor of an obligation about the corporate or legal structure, assets, liabilities or activities of an obligor or Issuer. Consistent with this prohibition, in assessing credit risk, MIS Employees may properly hold a series of discussions with an Issuer, Rated Entity, or its Agents in order to:

1.   understand and incorporate into their analysis the particular facts and features and any modification thereof, as proposed by the Issuer, Rated Entity, or its Agents; and
2.   explain to the Issuer, Rated Entity or its Agents the Credit Rating implications of MIS's methodologies as applied to the Issuer or obligation.

1.18   While Employees are not expected to be experts in the law, they are expected (and in some cases required by applicable laws and regulations) to report activities of which they are aware that a reasonable person would question as a potential violation of applicable laws and regulations or this Code. All MIS Employees outside the EU and UK are obligated to report these issues promptly to the Compliance Department or through Moody's Integrity Hotline. Employees in the EU and UK are encouraged to report such violations. MIS Employees within the EU and UK are required to report all suspected legal violations to the Compliance Department. In accordance with the MCO Code, Employees also may report such matters on a confidential basis by calling the Moody's Integrity Hotline. The Compliance Department will take appropriate action, as determined by the applicable laws and regulations of the jurisdiction and the policies and procedures established by MIS.

1.19   Management prohibits retaliation by any Employee or by MIS itself against any Employee who, in good faith, reports a possible violation of the law, regulation or this Code.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. General

2.1   MIS will not forbear or refrain from taking a Credit Rating Action, or from initiating or concluding a review of a Credit Rating, based on the potential effect (economic, political, or otherwise) of the action on MIS, an Issuer, Rated Entity, investor or other market participant.

2.2   MIS and its Employees will use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.3   The determination of a Credit Rating will be influenced only by factors relevant to the credit assessment.

2.4   The Credit Rating MIS assigns to an Issuer or obligation will not be affected by the existence of, or potential for, a business relationship between MIS (or MCO) and the Issuer (or its affiliates), or any other party, or the non-existence of any such relationship.

2.5   MIS will separate, operationally and legally, and if practicable, physically, its Credit Rating Services and Analysts from any other business that may present a conflict of interest. MIS will disclose on its public website(s) any Ancillary Services and Other Permissible Services it offers. If MIS intends to offer new Other Permissible Services or Ancillary Services, MIS will first consult with the Compliance or Legal Department. MIS will establish, maintain and enforce policies and controls designed to minimize the likelihood that conflicts of interest with MIS's Credit Rating Services will arise, or to appropriately manage those conflicts that may arise, in connection with MIS's provision of Ancillary Services and/or Other Permissible Services.

B. Procedures and Policies

2.6 MIS will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the determination of Credit Ratings, or the approval of new or revised Credit Rating.

As more fully described and disclosed in its Annual Certification to Form NRSRO (which is available on MIS's public website), MIS has established policies to address and manage the following conflicts, among others:

a. MIS is paid by Issuers or underwriters to determine Credit Ratings with respect to securities, obligations or money market instruments they issue or underwrite;

b. MIS is paid by obligors to determine Credit Ratings of those obligors;

c. MIS is paid by investors to determine Credit Ratings with respect to securities, obligations or money market instruments;

d. in addition to Credit Ratings, MIS provides other services, including but not limited to Rating Assessment Services, to Issuers or obligors that may be subject to a Credit Rating by MIS. MIS is paid for these other services by the requesting Issuer or obligor; and

e. MIS may issue Credit Ratings covering, and/or requested by, entities that may have significant financial interest (i.e., 5% or more of outstanding shares) in MCO, MIS's parent company.

2.7 MIS's disclosures of known actual and potential conflicts of interest will be complete, timely, clear, concise, specific, and prominently displayed. Such disclosures will be made on MIS's public website(s).

2.8 MIS will disclose the general nature of its compensation arrangements with Rated Entities.

a. MIS does not provide consulting services. MIS does not receive from Rated Entities compensation unrelated to its Rating Services. If MIS were to receive from a Rated Entity compensation unrelated to its Rating Services, MIS would disclose the proportion such fees constitute against the fees MIS receives from the Rated Entity for Rating Services.

b. MIS will disclose if it receives 10 percent or more of its annual net billings from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber).

2.9 MIS will not engage in any securities (including derivatives) trading that presents actual or potential conflicts of interest with MIS's rating-related activities.

2.10 In instances where Rated Entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to MIS, the Rating Personnel who participate in the determination of Credit Ratings or approval of rating methodologies that apply to such Rated Entities or obligors will be separate from the Employees responsible for interacting with the officials of those Rated Entities or the obligor (e.g., government regulators) regarding supervisory matters.

C. Analyst And Employee Independence

2.11 Reporting lines for Employees and their compensation arrangements will be organized to eliminate or effectively manage actual and potential conflicts of interest.

a. Analysts will not be compensated or evaluated on the basis of the amount of revenue that MIS derives from Rated Entities:

        i.   that the Analyst rates; or

       ii.   with which the Analyst regularly interacts; or

      iii.   over which the Analyst has approval or oversight responsibility.

    b.   MIS will conduct formal and periodic reviews of compensation policies and practices for its Employees who participate in, or who might otherwise have an effect on, the Credit Rating process to determine that these policies and practices do not compromise the objectivity of the Credit Rating process or Employees.

2.12   MIS has implemented a separation of its rating and commercial activities. Rating Personnel will not participate in Fee Discussions. or sales and marketing activities, or be influenced by sales and marketing considerations. Employees in the MIS Commercial Group will not participate in the determination or monitoring of Credit Ratings or in the development or approval of models or methodologies used in providing Rating Services.

2.13   As described in more detail in various policies, Employees will not approve, participate in or otherwise influence the determination of the Credit Rating of any particular Issuer, Rated Entity or obligation if the Employee:

    a.   owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;

    b.   has a Family Member who owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;

    c.   has had a recent employment or other significant business relationship with the Rated Entity, its affiliates or any of the identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

    d.   has an immediate relation (i.e., a spouse, partner, parent, child, or sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

    e.   has, or had, any other relationship with the Rated Entity, its affiliates or any of the identified third parties, or any related entity thereof that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

    f.   has, or had initiated, or participated in Fee Discussions with the Rated Entity, its affiliates or any of the identified third parties, (excluding accidental receipt of fee information with participation from the MIS Employee and clearance in accordance with the Procedure for Fee Discussion); or

    g.   has received gifts or entertainment or cash from the Rated Entity, its affiliates or any of the identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems unacceptable in accordance with the Policy for Solicitation or Acceptance of Money, Gifts, Favors or Entertainment.

2.14   In accordance with the Securities Trading Policy, Employees who are involved in the rating process and their Family Members are prohibited from buying, selling or engaging in any transaction in any Security (including a derivative of any Security) issued, guaranteed, or otherwise supported by any Issuer or entity within such Employee's Restricted List(s).

2.15   In accordance with the Policy for Solicitation or Acceptance of Money, Gifts, Favors or Entertainment, MIS maintains prohibitions on soliciting or accepting money, gifts, favors, services or entertainment from any Rated Entity or any sponsor of any Rated Entity or its Agents. All Rating Personnel are required to obey these prohibitions. In addition, all MIS Employees must comply with the gift provisions in the MCO Code.

2.16   Any Analyst or Manager who becomes involved in any personal relationship that may create an actual or potential conflict of interest (including, for example, any personal relationship with an employee of a Rated Entity or Agent of such entity within his or her area of analytic responsibility), will be required, subject to applicable law, to disclose such relationship to his or her Manager or a member of the Compliance Department. Based on the assessment of this information, MIS will take appropriate steps to mitigate an actual or potential conflict.

2.17 Where an Analyst or any other MIS Employee who participates in determining or monitoring Credit Ratings leaves the employ of MIS and becomes an employee of a Rated Entity, underwriter, or sponsor of obligations the Analyst or other Employee was involved in rating or of a financial firm with which he or she had dealings as part of his or her duties at MIS, MIS will conduct a look-back review of such Analyst's or Employee's work in accordance with applicable laws and regulations. Where required by laws and regulations, MIS will report to the regulatory authorities those instances where MIS becomes aware within the time period specified by the relevant regulatory authority, that a former MIS Employee has obtained employment with such an entity after his or her employment with MIS.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.1 MIS will disclose as soon as practicable its public Credit Rating Actions regarding the Issuers, debt and debt-like obligations it rates.

3.2 MIS will make its public Credit Ratings and public Credit Rating Announcements available to the public on a non-selective basis without cost, and provide transparency on how the relevant entity or obligation is rated. Such public Credit Ratings and public Credit Rating Announcements will be posted on Moody's public website(s).

    a. MIS may also publish on its public website(s) a Credit Rating Action related to a public Credit Rating that is not accompanied by a Credit Rating Announcement.

3.3 MIS will encourage structured finance Issuers and originators of structured finance products to publicly disclose all relevant information regarding these products.

3.4 Upon the request of a Rated Entity and at MIS's sole discretion, MIS may agree to keep a Credit Rating confidential. However, if an Issuer or obligation— including a tranche of a structured finance security — already carries a public Credit Rating from MIS, all subsequent decisions to change or discontinue such Credit Rating will be made available to the public on a non-selective basis without cost.

3.5 MIS will publicly disclose its policies for distributing and withdrawing Credit Ratings and will keep such policies current.

3.6 For each Credit Rating Action, MIS will disclose in the Credit Rating Announcement and/or Disclosure Form certain information consistent with the law in the jurisdiction in which an MIS credit rating affiliate issuing a rating operates, including but not limited to:

    a. a reference to the date of the last associated Credit Rating Announcement, if any (sometimes via referral to an alternative source);

    b. a summary of the key elements of the rationale underlying the Credit Rating;

    c. a summary of the key rating assumptions/factors and sensitivity analysis of the relevant key rating assumptions/factors;

    d. language to indicate which substantially material sources of information were used to prepare the Credit Rating;

    e. a description of the attributes and limitations of the Credit Rating so as to indicate whether MIS considers satisfactory the quality of information available on the Rated Entity and/or debt; and

    f. a reference to the principal methodology (ies) and model(s) used to determine the Credit Rating. MIS will explain if a Credit Rating is based on more than one principal methodology and if a review of only one methodology might cause financial market professionals to overlook other important aspects of the Credit Rating. In the Credit Rating Announcement, MIS will indicate where methodologies and other important aspects factored into Credit Ratings can be found. The Credit Rating Announcement may refer to published documents on MIS's public website(s) where applicable.

3.7 MIS will publicly disclose sufficient information about its rating committee process, procedures, methodologies, and any assumptions about the published financial statements that deviate materially from information contained in the Issuer's published financial statements so that investors and other users of Credit Ratings can understand how a Credit Rating was determined. The rating symbols and rating scales used by MIS are publicly disclosed in its Rating Symbols and Definitions handbook available on MIS's public website(s).

a. MIS will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating so that a financial market professional can understand the basis for the Credit Rating. Where practical, MIS will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in MIS's underlying Credit Rating assumptions.

b. MIS will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of MIS's Credit Rating Announcements and research reports (e.g., "Aa3(sf)") when referring to a specific Credit Rating.

c. MIS will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MIS verifies the information provided to it by the Issuer or originator of a rated security. This information should assist investors and other users of Credit Ratings in developing a greater understanding of what a Credit Rating is. MIS is subject to regulations in various markets globally and such regulations do not state or imply that the regulatory authorities endorse MIS Credit Ratings nor may MIS use its registration status to advertise the quality of its Credit Ratings.

3.8 Where required by applicable law or regulation or otherwise feasible and appropriate, prior to issuing or revising a Credit Rating, MIS will inform the Rated Entity of the critical information and principal considerations upon which the Credit Rating is based and afford the Rated Entity an opportunity to submit additional factual information not previously available to MIS or to clarify any likely factual misperceptions or other matters it considers relevant in order to produce a well- informed Credit Rating. MIS will duly evaluate the Rated Entity's response. Where in particular circumstances MIS has not informed the Rated Entity prior to issuing or revising a Credit Rating, MIS will inform the Rated Entity as soon as practicable thereafter and, generally, will explain the reason for the delay.

3.9 Where not precluded by specific circumstances, MIS will allow the Issuer a brief period of time, which may vary depending on the circumstances and jurisdictional requirements, to notify MIS of the Issuer's desire to appeal the Credit Rating decision. Appeals may be granted where MIS is provided new or additional information that was not available to or considered by the rating committee.

3.10 In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, MIS will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial professionals in drawing performance comparisons between credit rating agencies. Upon request, MIS will provide Credit Ratings data to regulatory authorities to allow those authorities to conduct their own evaluation of Credit Ratings performance.

3.11 In order to promote transparency regarding the nature of MIS's interactions with Rated Entities, and in accordance with the MIS Policy for Designating Non-Participating Rated Entities, MIS will publicly designate and disclose the names of Rated Entities that decline to participate in the rating process.

3.12 As a publisher of opinions about credit, MIS reserves the right at any time to initiate and issue Unsolicited Credit Ratings[5] if MIS believes: (i) the MIS initiated Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that MIS provides to the market; and (v) it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring. In accordance with MIS's

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[5] Unsolicited Credit Ratings are not permitted in Argentina, and Mexico as a signed rating services contract must be in place in order to initiate a rating relationship

policies and procedures on designating Unsolicited Credit Ratings, when a Unsolicited Credit Rating is initiated by MIS, MIS will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. MIS's policies on Unsolicited Credit Ratings can be accessed on MIS's public website. This provision only applies to those Unsolicited Credit Ratings initiated by MIS.

3.13 MIS will publicly disclose via press release and posting on MIS's public website(s) any material modifications to its rating methodologies and related significant practices, procedures, and processes. Where feasible and appropriate or otherwise required by local law, disclosure of such material modifications will be made subject to a "request for comment" from market participants prior to their implementation. MIS will carefully consider the various uses of Credit Ratings before modifying its rating methodologies, practices, procedures, and processes.

3.14 As a publisher of credit research related to its Credit Ratings, MIS will seek to provide clear, accurate, transparent, and high quality research about Rated Entities and Issuers. Research sales will be separated from the research and rating process in ways that help protect the latter activities from improper conflicts of interest. As provided elsewhere in this section, Issuer Confidential Information and Non-Public Information about MIS's future Credit Rating Actions may not be selectively disclosed to research subscribers or others.

B. Treatment of Issuer Confidential Information and Non-Public Information

3.15 MIS will:

3.15.1 Establish, maintain and enforce policies and controls to:

a. Preserve the confidentiality of Issuer Confidential Information;
b. Prevent disclosure of Non-Public Information related to Credit Ratings, including pending Credit Rating Actions; and
c. Prevent violations of applicable laws and regulations governing the treatment and use of Issuer Confidential Information and/or material Non-Public Information.

3.15.2 Refrain from publicly disclosing Issuer Confidential Information in Credit Rating Announcements, or through research, conferences, or conversations with investors, other issuers, or any other persons unless MIS has received permission from the Issuer, its affiliates or its Agents.

3.15.3 Notwithstanding the foregoing, MIS shall not be restricted from:

a. publishing any Credit Rating or other opinion regarding a particular security or transaction which incorporates Issuer Confidential Information as long as: (i) the Issuer Confidential Information is not specifically disclosed and (ii) the disclosure is made publicly so that the opinion is available to investors generally;
b. using third party contractors or Agents bound by appropriate confidentiality obligations to assist in any aspect of the ratings process or related business activities;
c. disclosing information as required by any applicable law, rule, or regulation, or at the request of any governmental agency or authority; or
d. disclosing information to third parties with an independent legal right to receive it.

3.16 MIS and its Employees will use Issuer Confidential Information only as follows: (i) for purposes related to its Rating Services; (ii) in a manner consistent with the MIS-MA Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. MIS will maintain and enforce policies and controls to this effect.

3.17 MIS will maintain and enforce policies and controls that require its Employees to take all reasonable measures to protect all property and records belonging to or in possession of MIS from fraud, theft, and misuse.

3.18 In accordance with the MCO Code and the Securities Trading Policy, Employees and their Family Members will be prohibited from engaging in transactions in Securities (including derivatives) when the Employee possesses Non-Public Information related to the Issuer of such Securities, or information relating to pending Credit Rating Actions affecting either the Securities or the Issuer of such Securities.

3.19 Employees will familiarize themselves with the Securities Trading Policy, and periodically certify their compliance as required by such policy.

3.20 Employees will not disclose Non-Public Information regarding pending Credit Ratings, except to the relevant Issuer or its Agents, or as required by applicable law or regulation.

3.21 MIS Employees will not share Issuer Confidential Information or Non-Public Information within MIS except as necessary in connection with its business. MIS Employees will not share Issuer Confidential Information with employees of any affiliated entities except to the extent: (i) such employees are acting as Agents or contractors of MIS with respect to Rating Services, and require such information in order to carry out those duties; (ii) such use is permitted by the MIS-MA Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. MIS Employees will not share Issuer Confidential Information with employees of any affiliated entities that are not bound by appropriate confidentiality obligations.

3.22 Employees will not use or share Issuer Confidential Information for any purpose except as otherwise provided in this Code.

3.23 Except as required under any applicable law, rule, regulation, or at the proper request of any governmental agency or authority, Non-Public Information relating to a Credit Rating, including MIS's internal deliberations and the identities of persons who participated in a rating committee, will be kept strictly confidential and will not be disclosed to persons outside of MIS except on a "need- to-know" basis and where such persons are bound by appropriate confidentiality provisions.

C. Referring Tips To Law Enforcement Or Regulatory Authorities

3.24 MIS may be required to refer to appropriate law enforcement or regulatory authorities any information that MIS has received from a third party and finds credible that alleges that an Issuer of securities rated by MIS has committed or is committing a violation of law that has not been adjudicated by the relevant court. MIS is not required to verify the accuracy of the information alleging the material violation of law.

4. Governance, Risk Management and Training

4.1 Business management is responsible for the implementation and the enforcement of the MIS Code. The MIS Board oversees these responsibilities.

4.2 MCO has established an Enterprise Risk Management Group charged with identifying principal risks across MCO, including within MIS's businesses.

4.3 MIS will adopt and maintain an appropriate continuing education program for Analysts and will establish, maintain and enforce appropriate policies and controls to verify that Analysts undergo required training. Within this continuing education program, Analysts will receive training on content updates as they emerge and will be required to demonstrate their understanding of this content via periodic testing. MIS will designate one or more appropriate Employees to implement and oversee the continuing education program, The Compliance Department will be responsible for periodic training in connection with the MCO Code and the MIS Code, as well as other relevant Compliance policies, including those relating to securities trading and protection of confidential information and/or Non-Public Information. The Compliance Department also will establish controls to verify completion of such training.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.1 The provisions of this Code are derived primarily from the IOSCO Principles and the IOSCO Code. However, MIS has made certain modifications to more closely align this Code with MIS's business model and practices, as well as the laws adopted by various regulators globally. Such modifications will be specifically identified and explained in a report outlining compliance with the MIS Code and explaining any material deviations that may exist between the MIS Code and the IOSCO Code.

5.2   With respect to the subjective standards that are incorporated in this Code, MIS will use its good faith efforts in implementing such standards.

5.3   MIS will publish in a prominent position on its public website(s) links to (1) the MIS Code; (2) a general description of the methodologies MIS uses in assigning Credit Ratings; (3) information about MIS's historic Credit Rating(s) performance; and (4) any other such disclosures required under this Code.

5.4   The Compliance Department will be responsible for assessing adherence to the various procedural provisions of this Code. The reporting line of the Compliance Department will be independent of MIS's Credit Rating activities. Neither MIS's DCOs, nor any other Employee within the Compliance Department, may: (1) perform Credit Ratings; (2) participate in the development of ratings methodologies or models; (3) perform sales and marketing functions; or (4) participate in establishing compensation levels, other than for Compliance Department employees. In addition, all Employees in the Compliance Department will be required to certify to the MIS Code and its requirements upon commencement of their employment by MIS and annually thereafter. The DCOs are responsible for implementation and enforcement of these requirements within the Compliance Department. An Employee who becomes aware of a breach of this Code will be required to report such breach to the Compliance Department.

    5.4.1   Compensation of the DCOs will not be linked to MIS's financial performance and will be arranged so as to promote and not impair the independence of the DCOs and the Compliance Department.

    5.4.2   On an annual basis the Compliance Department will review MIS's compliance during the prior calendar year with MIS's policies and procedures that relate to ratings-related activities, including any material changes to the MIS Code, the MCO Code and MIS's conflict of interest policies, and prepare a confidential, annual compliance report. Where required by law such annual compliance report also will address MIS's compliance with relevant securities laws.

5.5   The MIS Board of Directors oversees MIS's policies and procedures that relate to ratings-related activities and conflicts of interest, its internal control systems for such policies and procedures, and its compensation and promotion policies and practices,

5.6   MIS will establish, maintain and enforce policies and controls for receiving, reviewing, retaining, and handling complaints, including those that are provided on a confidential basis, as set forth in the Policy for the Receipt, Review and Retention of External Complaints. The Compliance Department will conduct a review of all relevant complaints in accordance with its policies and procedures and will make a determination whether any further escalation is necessary.

Appendices

MIS Employees are required to adhere to the Global MIS Code and those country specific requirements set forth in the following appendices, as appropriate. The information contained in each appendix is applicable only to the specified country in the relevant appendix.

In some cases the provisions listed in these appendices supersede those in the MIS Code while in other cases they augment what is in the MIS Code. As a result, Employees may need to cross reference the MIS Code in order to apply the country-specific provisions contained in these appendices.

All references to MIS in the MIS Code are references to all MIS entities except where otherwise noted. Situations where local laws or regulations take precedence over the provisions of the Code are noted in the applicable appendix to this document, In the event of a conflict between the Code and the relevant appendix, the latter shall prevail.

Appendix A – MIS Canada

Moody's Canada Inc. ("MIS Canada") is a Designated Rating Organization ("DRO") under National Instrument 25-101 ("NI 25-101"). The MIS Code along with this "Appendix A -- MIS Canada" ("Appendix A") have been adopted to satisfy the requirements of NI 25-101 for MIS Canada and govern the conduct of MIS Canada and all MIS Canada Employees in performing Credit Rating activities.

The provisions of the MIS Code and this Appendix A describing MIS Canada's conduct, including without limitation conduct to assure specified outcomes, should be interpreted as expressing MIS Canada's intention to establish, maintain and enforce policies and controls reasonably designed to achieve the objectives set out in the relevant provision.

III. The Provisions

1. Quality and Integrity of the Rating Process

A. Quality of the Rating Process

1.7

   a. MIS will require the applicable function within CSS to comply with provisions 1.7.1 through 1.7.3 and to report regularly to the MIS Board of Directors regarding the reviews or assessments referred to in provisions 1.7.1 through 1.7.3.

1.8 MIS Canada will organize its rating committees to assure continuity and regularity and avoid, or manage effectively, conflicts of interest in the performance of credit rating activities.

B. Monitoring and Updating

1.9

   a. If there is a major change in a Credit Rating methodology, model or key rating assumption, MIS Canada will identify the Credit Ratings likely to be affected by the change and, at the same time as or as soon as possible after announcing the change, disclose a description of Credit Ratings likely to be affected. MIS Canada will place the Credit Ratings likely to be affected by the change on review, complete such review within six months of the announcement of the change in methodology, model or key rating assumption and update on a timely basis the Credit Rating, as appropriate, based on the results of such review.

D. Governance and Internal Controls

1.20 The MIS Board of Directors will be responsible for the functions that a board of directors of a designated rating organization is required to perform pursuant to applicable laws and regulations in Canada. The MIS Board of Directors will monitor the following:

   a. the development of credit rating policy and methodologies used by MIS Canada in its Credit Rating activities;
   b. the effectiveness of MIS Canada's internal control system in relation to Credit Rating activities;
   c. the effectiveness of measures and procedures reasonably designed to assure that any conflicts of interest are identified and either eliminated or managed and disclosed, as appropriate; and
   d. MIS Canada's compliance and governance processes, including the performance of MRG.

1.21 MIS Canada will not issue a Credit Rating unless a majority of the MIS Board of Directors, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee MIS Canada's business activities. At least one independent member and one other board member of the MIS Board of Directors will have what a reasonable person would consider to be in-depth knowledge and experience at a senior level regarding the markets in structured finance instruments.

1.22 MIS Canada will not issue a Credit Rating if a member of the MIS Board of Directors participated in any determination involving a specific Credit Rating in which the member has a financial interest in the outcome of the Credit Rating.

1.23 MIS will not compensate an independent member of the MIS Board of Directors in a manner or in an amount that would cause a reasonable person to conclude that the compensation is linked to the business performance of MIS Canada or its affiliates. MIS will only compensate directors in a manner that preserves the directors' independence.

1.24 MIS Canada will design reasonable administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems. MIS Canada will implement and maintain decision-making procedures and organizational structures that clearly and in a documented manner specify reporting lines and allocate functions and responsibilities.

1.25 MIS Canada will monitor and evaluate the adequacy and effectiveness of its administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems and take any measures that it determines may be necessary to address any deficiencies it identifies.

1.26 MIS Canada will not outsource activities to entities outside of MCO and its related entities if MIS Canada reasonably believes that doing so would impair materially the effectiveness of its internal controls or the ability of the securities regulatory authorities with jurisdiction over MIS Canada to conduct compliance reviews of MIS Canada's compliance with securities legislation or the MIS Code. MIS Canada will not outsource the functions or duties of the DCO to an entity outside of MCO and its related entities.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. General

2.4

a. MIS Canada will not rate an Issuer that is linked to MIS Canada by control.

2.5

a. MIS Canada will disclose on MIS's public website(s) whether it has provided any Ancillary Services or Other Permissible Services (other than confidential assessment services) to a Rated Entity within two years preceding the Credit Rating Action relating to that Rated Entity.

B. Procedures and Policies

2.8

a. If MIS receives 10 percent or more of its annual net billings from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber), MIS Canada will disclose this fact and the identity of the particular Issuer, originator, arranger or subscriber.

C. Analyst and Employee Independence

2.18 MIS Canada will prohibit an Analyst from participating in determining a Credit Rating for a particular Rated Entity or obligation where the Analyst is an officer or director of that Rated Entity or in the case of structured finance instruments, a Related Third Party of the Rated Entity. MIS Canada will disclose in a timely manner if a Credit Rating may have been affected by such a conflict.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.7

a. MIS Canada will disclose on an ongoing basis information concerning all structured finance instruments submitted to it for its initial review.

b. MIS Canada will state the level of assessment it has performed concerning the due diligence processes carried out at the level of the underlying financial instruments or other assets of the structured finance instrument. MIS Canada also will disclose whether it has undertaken any assessment of such due diligence processes or whether it has relied on a third-party assessment and how the outcome of such assessment impacts the Credit Rating.

c. MIS Canada will disclose in its Credit Rating Announcements whether the Credit Rating has been disclosed to the Issuer or its designated agent(s) and amended following that disclosure before being issued.

3.12 MIS Canada reserves the right at any time to initiate and issue Credit Ratings not requested by the Rated Entity if MIS Canada believes: (i) the Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that MIS Canada provides to the market; and (v) it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring. In accordance with MIS Canada's policies and procedures on designating Unsolicited Credit Ratings, when MIS Canada initiates and issues a Credit Rating, MIS or MIS Canada will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. MIS Canada's policies on Unsolicited Credit Ratings can be accessed on MIS's public website.

5. Enforcement and Disclosure of the MIS Canada Code and Communication with Market Participants

5.7 MIS Canada will not waive any provisions of the MIS Code and Appendix A, unless the Compliance Department grants a written waiver in particular circumstances. If the provision or provisions in the MIS Code and this Appendix A for which a waiver is sought apply to an individual, the individual must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the individual's Manager and the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the relevant individual to request the waiver on a timely basis, then the individual's Manager may request the waiver. If the provision or provisions in the MIS Code and this Appendix A for which a waiver is sought apply to MIS Canada, then an officer of MIS Canada must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the DCO for Canada to grant the waiver on a timely basis, then the DCO for Canada's Manager, the DCO for Europe, the Middle East and Africa, the DCO for Asia-Pacific, or MCO's general counsel may grant the waiver.

Appendix B – MIS Hong Kong

Moody's Investors Service Hong Kong Limited ("MISHK") is licensed with Hong Kong's Securities and Futures Commission (the "SFC"), under the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) to provide Credit Rating Services. The Code along with this "Appendix B -- MIS Hong Kong" ("Appendix B") have been adopted to satisfy paragraph 68 of the SFC's Code of Conduct for Persons Providing Credit Rating. The MIS Code and Appendix B govern the conduct of MISHK, its Directors, all MISHK Employees, and all Licensed Persons in connection with Providing Credit Rating Services on behalf of MISHK.

I. Defined Terms

Defined terms used in this Appendix B shall have the meaning ascribed to them in the MIS Code unless otherwise defined or the context requires otherwise.

For the purposes of this Appendix B, the terms below are defined as follows:

1. Contingent Fees are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by MISHK. A fee is not regarded as being contingent if established by a court or other public authority.

2. A Director is any individual who is appointed to MISHK's board of directors.

3. Licensed Representative is an individual who is granted a license under section 120(1) or section 121(1) of the SFO to Provide Credit Rating Services for MISHK to which he/she accredited.

4. Responsible Officer ("RO") refers to a Licensed Representative approved as a responsible officer under section 126 of the SFO to supervise MISHK's Provision of Credit Rating Services.

5. Licensed Persons means Licensed Representatives and RO.

6. Providing Credit Rating Services means:

   a. preparing Credit Ratings for dissemination to the public, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so disseminated; or

   b. preparing Credit Ratings for distribution by subscription, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so distributed but does not include:

      i. preparing, pursuant to a request made by a person, a Credit Rating which is exclusively prepared for, and provided to, the person and that is neither intended for dissemination to the public or distribution by subscription, whether in Hong Kong or elsewhere, nor reasonably expected to be so disseminated or distributed; or

      ii. gathering, collating, disseminating or distributing information concerning the indebtedness or credit history of any person.

7. The SFC CRA Code refers to Hong Kong's Securities and Futures Commission's Code of Conduct for Persons Providing Credit Rating Services.

8. The SFO refers to the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) which governs Providing Credit Rating Services.

III. The Provisions

1. Quality and Integrity of the Rating Process

A. Quality of the Rating Process

1.4.1 MISHK will document reporting lines and allocate functions and responsibilities.

1.7 MISHK will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, MISHK will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, MIS will make such limitation clear in a prominent place. MISHK adopts reasonable measures designed to assure that it has the appropriate knowledge and expertise, and that the information it uses in determining Credit Ratings is of sufficient quality and obtained from reliable sources to support a high-quality Credit Rating. MISHK will refrain from assigning a Credit Rating, and will ensure that any existing Credit Rating is withdrawn, if MISHK does not have sufficient quality information to support a credible Credit Rating. In cases involving new types of financial products, MISHK will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. MISHK will require the applicable function within CSS review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MISHK currently rates;

1.7.1 at least once every twelve months,
(a) MRG will review the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) MISHK uses; and
(b) a function(s) within MIS that is independent of the business lines should review the adequacy and effectiveness of its systems and internal control mechanisms. The findings of any such review will be comprehensively recorded in a written report, a copy of which should be provided to the SFC forthwith upon its completion. MISHK will take appropriate measures to address any deficiencies identified during the course of any such review.

1.7.2 MRG will assess whether existing methodologies and models for determining Credit Ratings of structured finance products are appropriate when MISHK determines that the risk characteristics of the assets underlying a structured finance product change materially. MISHK will refrain from issuing a Credit Rating in cases where the complexity or structure of a new type of structured finance product or the lack of robust data about the assets underlying the structured finance product raise serious questions as to whether MISHK can determine a credible Credit Rating.

1.8

a. Where practicable, in view of MISHK's staffing resources, Licensed Representatives who are involved in the Credit Rating process may be subject to an appropriate rotation mechanism which will provide for gradual change in rating teams after appropriate assessment is made by MISHK.

B. Monitoring and Updating

1.9.1 MISHK will apply changes in relevant methodologies, models or key rating assumptions both to current and newly assigned Credit Ratings. MISHK will review affected Credit Ratings as soon as possible and not later than six months after the change, and will in the meantime place those Credit Ratings under review.

a. Where a Credit Rating is made available to the public, MISHK will in a timely manner publicly announce (or assure that its affiliate publicly announces) if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions). Such public announcement will include full reasons for such withdrawal, indicate the date the Credit Rating was last updated, and note that the Credit Rating will no longer being updated.

C. Integrity of the Rating Process

a. All MISHK Employees and Licensed Persons are obligated to report issues covered by this Code and Appendix B promptly to the MISHK Compliance Officer or RO who will take appropriate action.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. General

2.5

a. MISHK will not carry on any business which can reasonably be considered to give rise to any conflict of interest in relation to its business of Providing Credit Rating Services. MISHK will have in place procedures and mechanisms designed to minimize the likelihood of conflicts of interest arising, and to identify any conflict of interest should it arise, in relation to the conduct by it of any Ancillary Services and Other Permissible Services. MISHK will consider why Ancillary Services and Other Permissible Services cannot reasonably be considered to have the potential to give rise to any conflict of interest with MISHK's Credit Rating business.

b. MISHK will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

B. Procedures and Policies

2.8 MISHK will disclose the general nature of its compensation arrangements with Rated Entities.

a. MISHK does not provide consulting services. MISHK does not receive from Rated Entities compensation unrelated to its Credit Rating Services. If MISHK or MIS were to receive from a Rated Entity compensation unrelated to its Credit Rating Services, MISHK would disclose the proportion such fees constitute against the total fees MISHK or MIS receives from the Rated Entity for Credit Rating Services.

b. MISHK will disclose if it receives 5 percent or more of its annual net billings, or in combination with MIS receives 5 percent or more of their combined annual net billings, from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber). MISHK will disclose the parties from which such annual net billings is received.

C. Analysts And Employees Independence

2.13.1 MISHK also will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, other actual or potential conflicts of interest that may influence the judgment and analyses of Employees who are involved in Credit Rating decisions.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.3

a. MISHK will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed MISHK that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed MISHK whether such public disclosure had been made.

3.4

a. MISHK may provide private ratings in accordance with its policy.

3.6

a. a clear prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

b. an indication if the debt security or preferred share is being newly issued, and whether MISHK is providing a Credit Rating on the debt security or preferred share for the first time;

c. the extent to which MISHK has examined the quality of information used in the rating process and whether it is satisfied with the quality of information on which it bases its Rating on; and

d. all material sources, including the Rated Entity and, where appropriate, a related party of the Rated Entity, which were used to prepare the Credit Rating. An indication should also be given as to whether the Credit Rating has been disclosed to the Rated Entity or to its related party and, following such disclosure, whether the Credit Rating has been amended before being issued.

3.7

MISHK will publicly disclose sufficient and easily comprehensible information about its rating committee process, procedures, methodologies, and any assumptions (including financial statements that deviate materially from information contained in the Issuer's published financial statements) so that investors and other users of Credit Ratings can understand how a Credit Rating assessment was made. This information will include (but will not be limited to) the meaning of each rating category, the definition of default or recovery, and the time horizon MISHK used when making a rating decision. The rating symbols and rating scales used by MISHK are publicly disclosed in MIS's Rating Symbols and Definitions handbook available on MIS's public website(s).

a. MISHK will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating and an indication of any expected change in the Credit Rating so that a financial market professional can understand the basis for the Credit Rating. To the extent practical, MISHK will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in MISHK's underlying Credit Rating assumptions.

b. MISHK will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of MISHK's Credit Rating Announcements and research reports -- e.g., "Aa3(sf)" when referring to a specific Credit Rating.

c. MISHK will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MISHK verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is. MIS is subject to regulations in various markets globally and such regulations do not state or imply that the regulatory authorities endorse MIS Credit Ratings nor may MIS use its registration status to advertise the quality of its Credit Ratings.

    d.   MISHK will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages MISHK to provide a final rating.

    e.   MISHK will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

    f.   MISHK will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

    a.   In addition, MISHK should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, MISHK will explain this.

3.12

    a.   Where MISHK publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether MISHK was provided access to accounts or other internal documents of the Issuer or its related party.

3.13

    a.   When methodologies, models or key rating assumptions used in preparing any of its Credit Ratings are changed, MISHK will immediately disclose the likely scope of Credit Ratings to be affected by using the same means of communication as was used for the distribution of the affected Credit Ratings.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.1   The provisions of the MIS Code and this Appendix B are derived primarily from the SFC CRA Code, the IOSCO Principles and the IOSCO Code. However, MISHK has made certain modifications to more closely align the MIS Code and this Appendix B with its business model and practices, as well as the laws adopted by various regulators globally. Such modifications to the MIS Code will be specifically identified and explained in a report outlining compliance with the MIS Code and explaining any deviations that may exist between the MIS Code and the IOSCO Code. MISHK will provide the SFC with a description of how the MIS Code and this Appendix B will be implemented and enforced.

5.3

    a.   MISHK will also disclose on a timely basis any changes to this Code.

5.4

    a.   The Compliance Department also will be responsible for assessing adherence to any law, rules, regulations, codes or other requirements which apply to MISHK and are issued, administered, or enforced by the SFC or any other regulatory authority or agency.

5.7   MISHK will maintain functions (either within MISHK or MIS) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8   On an annual basis, MISHK will publish certain information about itself including the following:

     b.   internal control mechanisms adopted to assure the quality of Credit Rating activities;

     c.   its record-keeping policy; and

     d.   its management and representative rotation policy.

Appendix C - Moody's de Mexico

Moody's de México S.A. de C.V., Institucion Calificadora de Valores ("MDM") is a credit rating agency authorized to engage in credit rating activities by the National Banking and Securities Commission ("CNBV") pursuant to Oficio No. DGSM 037/00. The Code along with this "Appendix C – Moody's de Mexico" ("Appendix C") govern the conduct of MDM and all MDM Employees in performing Credit Rating activities.

I. Defined Terms

For the purposes of this Appendix C, the terms below are defined as follows:

1. MDM refers to Moody's de México, S.A. de C.V., Institucion Calificadora de Valores.

2. MDM Board of Directors or MDM Board is the corporate body, whose members are appointed by the Shareholders Meeting. Currently the Board of Directors of MDM is integrated by 2 members, with their corresponding 2 Alternate Directors. The appointment of the Board members must be informed to the Comisión Nacional Bancaria y de Valores ("CNBV") which has 20 business days to reject such designation.

III. The Provisions

A. Quality of the Rating Process

1.2

a. Credit Rating methodologies, models and rating procedures will be approved by the MDM Board of Directors.

b. In the event that the credit quality analysis, opinion, evaluation and reporting methodologies and models are modified, said methodologies and models shall be used both for new and existing ratings. Within six months of any such change, MDM shall analyze whether or not the ratings assigned previously in accordance with prior methodologies and models require revision. MDM may refrain from reviewing, and if applicable, rate corresponding securities where it is concluded that the change in methodology and model does not affect the rating assigned previously. MDM must keep the analysis referred to in this paragraph on file for a period of 5 years for consultation by the CNBV.

1.6

a. MDM will provide the Rated Entity with the elements that explain the methodologies applicable to the Rated Entity or issuance before providing a Credit Rating.

1.7

MDM will refrain from issuing Credit Ratings when the complexity or structure of a new type of structured finance product or the lack of historical data about the underlying assets diminishes the credibility, in its opinion, of the rating that could be issued to that effect.

C. Integrity Of The Rating Process

1.20

MDM will respond to all legitimate questions or concerns that Rated Entities may have about their Credit Ratings, in order to preserve the integrity of the Credit Rating. For this reason, MDM will establish, maintain and enforce policies and controls relating to the receipt of questions or concerns and will refrain from taking or promising to take any Credit Rating Action, without evaluating the questions or concerns and any other supported elements provided by the Rated Entity. Under no circumstances may the mentioned mechanisms for receiving questions or concerns from Rated Entities be used by MDM to offer other services or renegotiate any existing contract or agreement.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. General

2.3

a. Under no circumstances may MDM consider the ratings issued by other credit rating agencies on the underlying asset backed securities, unless such rating meets the minimum requirements to be used in accordance with MDM's methodology.

2.4

a. Under no circumstances, will MDM condition the issuance of a Credit Rating or Credit Rating Action on the Rated Entity contracting any other product or service offered by MDM. This provision applies to all Credit Rating Services.

B. Procedures And Policies

2.8

    a.   The annual net billings from a single Issuer, originator, intermediary arranger or underwriter (including any affiliates or subsidiaries of the Issuer, originator, intermediary arranger or underwriter) may not exceed 10% of MDM's annual net billings.

C. Analyst And Employee Independence

2.18 MDM maintains and enforces policies and controls regarding the rotation of Analysts responsible for the preparation and, when applicable, the monitoring of Credit Ratings and the committees created for such purposes, as well as the gradual introduction of the successors of said Analysts and committees, with respect to the same Rated Entities, setting forth the maximum terms of permanence in each area of responsibility.

3. Responsibilities to the Investing Public and Issuers

A. Transparency And Timeliness Of Ratings Disclosure

3.2

    a.   MDM's public Credit Ratings and public Credit Rating Announcements will be posted on www.moodys.com.mx in a timely and precise manner.

    b.   Where, as a result of its Credit Rating being lowered, a Rated Entity has terminated its contract with MDM for the provision of services, no later than the business day following the date of termination, MDM will indicate that the Credit Rating is being withdrawn and is no longer being updated because the corresponding contract or agreement has been terminated.

.5

    a.   MDM will publicly disclose and will keep current its policies regarding the voting structure and process for the committees that, if applicable, determine and monitor Credit Ratings.

3.6.1   In addition to the disclosures described above, in its Credit Rating Announcements, MDM will disclose the following information: (a) the identity of Rated Entity, and if applicable, reference to the obligation; (b) the rating prior to the current rating action being taken; (c) the fact that the rating is only an opinion on the creditworthiness of the obligation or Rated Entity and is not an investment recommendation; (d) the meaning of ratings issued; and (e) the period used to obtain the financial information used to issue the Credit Rating.

3.7

    b.   MDM will make the following information available to the public free of charge, through its website (www.moodys.com.mx), in Spanish:

        1.   The policies for disclosing ratings, including their updates;

        2.   The definition of each of the ratings issued, as well as the definition of default;

        3.   The historical information on the default indexes for each rating category and the transition matrixes between the ratings given;

        4.   The methodologies used to evaluate the creditworthiness and any substantial modification in the same, as well as its material rating procedures and processes;

        5.   This Code and Appendix C, generally indicating the way in which it shall be complied with, and providing its modifications within the 2 business days following its approval;

6. The list of Credit Ratings that MDM has assigned to each Rated Entity, including the initial rating and, if applicable, any changes to the rating over time; and

7. An annual report, in accordance with the applicable regulations issued by the CNBV.

c. MDM will create a document for asset-backed securities that explains the differences that exist between the output of a quantitative model and the Credit Rating assigned to a security. The document to which this paragraph refers will be retained by MDM for a term of no less than 5 years and will be made available to the CNBV, in compliance with the current legal provisions.

d. In the event that MDM has received income from a Rated Entity for services other than Credit Rating Services, MDM must disclose the proportion of fees received in relation to those services as compared to those received in connection with the Credit Rating Services.

3.12 MDM may not issue nor maintain Unsolicited Credit Ratings.

D. MDM Board of Directors

3.25 In the event MDM has independent directors, it shall disclose through its website the number of said independent directors, and represent that said independent directors do not meet any of the criteria listed in sections I to V of article 26 of the Securities Exchange Law. In any case, payment to the independent directors shall not be subject to the profits obtained by MDM.

3.26 The MDM Board of Directors shall appoint a person or area responsible for communicating with the participants of the market, with the purpose of receiving questions, arguments or complaints that permit the board of directors to better design and make adjustments to the policies of MDM.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.7 The MDM Compliance Department is the department that shall be designated by MDM's Board of Directors to be responsible for monitoring and evaluating the compliance of MDM, its Advisors, Management, Analysts and other Employees, with:

a. the applicable legislation on Credit Ratings;
b. the internal control policies and procedures described in the MIS Code and this Appendix C; and
c. the provisions issued by the CNBV, if applicable.

5.8 Notwithstanding the other attributes it has, MDM's Compliance Department shall receive the information disclosed to it by the MDM Board of Directors, Managers or other Employees, regarding the existence of behavior or activity that is unlawful, unethical or in breach of the guidelines set out in this Code, arising from a personal relationship or a potential conflict of interest that they may have with a Rated Entity or its Agents. The MDM Board of Directors, Managers or other Employees must disclose such issues at the time when the information is discovered. MDM's Compliance Department must take the measures established in the regulatory framework applicable within Mexico.

Appendix D - MIS Singapore

Moody's Investors Service Singapore Pte Ltd ("MIS Singapore") is licensed with the Monetary Authority of Singapore, ("MAS") under the Securities and Futures Act (Cap.289 of the laws of Singapore) for the provision of Credit Rating Services. The Code along with this "Appendix D -- MIS Singapore" ("Appendix D") have been adopted to satisfy paragraph 10.1 of the MAS's Code of Conduct for Credit Rating Agencies. The MIS Code and Appendix D govern the conduct of MIS Singapore, its Directors, Employee and all Licensed Persons in connection with Providing Credit Rating Services on behalf of MIS Singapore.

I. Defined Terms

For the purposes of this Appendix, the terms below are defined as follows

1. **Contingent Fees** are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by MIS Singapore. A fee is not regarded as being contingent if established by a court or other public authority.

2. A **Director** is any individual who is appointed to MIS Singapore's board of directors and approved by MAS.

3. A **Licensed Person** refers to any individual who has been notified and approved by the MAS as an "appointed representative" of MIS Singapore, as defined in section 2(1) of the SFA.

4. The **MAS** refers to the Monetary Authority of Singapore

5. The **MAS CRA Code** refers to the MAS's Code of Conduct for Credit Rating Agencies.

6. **Providing Credit Rating Services** means preparing, whether wholly or partly in Singapore, Credit Ratings in relation to activities in the securities and futures industry for:

    a. dissemination, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so disseminated; or

    b. distribution by subscription, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so distributed, but does not include —

    i. preparing a private credit rating pursuant to an individual order which is intended to be provided exclusively to the person who placed the order and not intended for public disclosure or distribution by subscription; or

    ii. preparing credit scores, credit scoring systems or similar assessments related to obligations arising from consumer, commercial or industrial relationships;

7. A **Representative** is an individual who is appointed and registered under section 99B of the SFA to carry on the Regulated Activity for MIS Singapore.

8. The **SFA** refers to the Securities and Futures Act (Cap.289 of the laws of Singapore).

III. The Provisions

1. Quality and Integrity of the Rating Process

A. Quality Of The Rating Process

1.4

    a.   MIS Singapore will document reporting lines and allocate functions and responsibilities.

B. Monitoring And Updating

1.9

The review described in (c) above will take place as soon as possible and in any case not later than 6 months after the change and, before the review is carried out, MIS Singapore should place those Credit Ratings under observation

1.11

    a.   Where a Credit Rating is made available to the public, MIS Singapore will in a timely manner publicly announce if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions), Such public announcement will indicate the date the Credit Rating was last updated and note that the Credit Rating will no longer being updated.

2. Independence and Avoidance and/or Management of Conflicts of Interest

D. General

2.5

    a.   On a periodic basis, MIS Singapore will disclose on MIS's public website(s) any Ancillary Services and Other Permissible Services that it conducts.

    b.   MIS Singapore will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

E. Procedures And Policies

2.8

    a.   MIS Singapore will disclose if it receives 5 percent or more of its annual net billings from a single Rated Entity Issuer, originator, arranger or subscriber (including any affiliates of the Rated Entity, Issuer, originator, arranger, or subscriber).

F. Analyst And Employee Independence

2.13

    a.   has an immediate relation (i.e., a spouse, partner, parent, child, or sibling, step-parent, adopted or step-child or step-sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

2.14

    a.   MIS Singapore's Licensed Persons will comply with Regulation 4 and 4A (Register of Interests in Securities) of the Securities and Futures (Licensing and Conduct of Business) Regulations.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.3

    a. MIS Singapore will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed MIS Singapore that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed MIS Singapore whether such public disclosure had been made.

3.4

    a. MIS Singapore may provide private ratings in accordance with its policy.

3.6

    a. a clear and prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

    b. an indication of when the Credit Rating was first distributed and when it was last updated; and

    c. the extent to which MIS Singapore has examined the quality of information used in the Credit Rating process and whether it is satisfied with the quality of information on which it bases its Credit Rating.

3.7

    a. MIS Singapore will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MIS Singapore verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is, and the limits to which Credit Ratings can be put to use vis-à-vis a particular type of financial product that MIS Singapore rates.

    b. MIS Singapore will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages MIS Singapore to provide a final rating.

    c. MIS Singapore will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

    d. MIS Singapore will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

    a. In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, MIS Singapore will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories, as well as whether rating categories have changed and, if so, how. In addition, MIS Singapore should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, MIS Singapore will explain this. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial market professionals in drawing performance comparisons between credit rating agencies.

    a.   If MIS Singapore publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether MIS Singapore was provided access to accounts or other relevant internal documents of the Issuer or its related party.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.7   MIS Singapore will maintain functions (either within MIS Singapore or MIS) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8   On an annual basis, MIS Singapore will publish certain information about itself including:

    a.   its legal structure;
    b.   its ownership;
    c.   financial information about its revenue;
    d.   the internal control mechanisms adopted to assure the quality of Credit Rating activities;
    e.   its record-keeping policy; and
    f.   its management and representative rotation policy.

Appendix E – Moody's Latino America (Argentina, and Uruguay)

Moody's Latino America Agente de Calificacion de Riesgo, S. A. ("MLA") is a credit rating agency authorized to engage in credit rating activities in Argentina by the National Securities Commission ("CNV") pursuant to *Disposicion No 1919*; and in Uruguay by the Central Bank of Uruguay ("BCU") pursuant to *Comunicacion No 2001/100*. The Code along with this "Appendix E – Moody's Latino America" ("Appendix E") govern the conduct of MLA, its Directors, Employees and all Rating Personnel in performing Rating Services on behalf of MLA.

I. Defined Terms

For the purposes of this Appendix E, the terms below are defined as follows:

1. MLA Consejo de Calificacion or MLA Consejo refers to MLA's rating committee who is responsible of issuing the Rating Reports and its decisions are binding for MLA. For purposes of the risk rating in Uruguay, MLA will use its own operating standards with respect to the function of its Consejo de Calificacion.
2. MLA Board of Directors or MLA Board is the corporate body, whose members are appointed by the Shareholders Meeting, and could be formed by one and up to seven Directors. The appointment of the Board members must be informed to the CNV.
3. Rating Report is issued by the MLA Consejo de Calificacion and it discloses the Credit Rating.

II. The Provisions

A. QUALITY OF THE RATING PROCESS

1.2

    a. Credit Rating methodologies (referred to as rating procedures manuals) will be approved by the MLA Board of Directors.
    b. All Credit Rating methodologies for Argentina and their amendments must be previously registered before the CNV and, once registered, must be submitted to the CNV and published in MLA's website (www.moodys.com.ar).

        i. The methodologies must include the minimum content as established in the *Resolucion CNV 622/2013*.
        ii. The Credit Rating methodologies can only be used once registered before the CNV.
        iii. MLA must perform a permanent follow-up of the registered Credit Rating methodologies, and must review them at least once a year.
        iv. The revision of Credit Rating methodologies should be carried out by personnel independent of the rating activity, and the conclusions of the annual review should be submitted to the CNV.
        v. Once an amendment to a Credit Rating methodology is registered, MLA must review the affected ratings as soon as possible and, at the most, within the 6 months following the Credit Rating methodology registration.

    c. .

        i. Credit Rating methodologies for Uruguay and their amendments must be previously registered before the BCU.

1.4

    a. The MLA Consejo de Calificacion must be composed of at least 3 members, MLA may be able to raise said number if it considers it appropriate, which will be elected by MLA's Shareholders, at the proposal of the MLA Board; being able likewise to designate one or more members of the MLA Consejo as substitutes.

b. The position of the members of the MLA Consejo is personal and non-delegable; and they will last 2 years in their positions, being able to be re-elected, and they must meet the suitability requirements set by the *Resolucion CNV 622/2013*. The MLA Consejo shall be in charge of issuing the Rating Reports, it shall meet in ordinary sessions at least once a month and in extraordinary sessions when requested by one of the members of the MLA Consejo.

    i. In order to be appointed as a member of the MLA Consejo de Calificacion, the proposed individual should meet the requirements set by the CNV and evidence of said background requirements shall be submitted to the CNV.

    ii. The quorum for the meetings of the MLA Consejo will be of at least 3 of its members and its decisions will be adopted by simple majority of votes. Each meeting must be fully recorded in the minutes book of the MLA Consejo, which must have the formalities imposed by the *Resolucion CNV 622/2013* and will be signed. Once the MLA Consejo meeting is finalized, the meeting minutes for Argentina ratings must be submitted immediately to the CNV.

    iii. The minutes book of the MLA Consejo for Uruguay ratings must be numbered and kept in the legal domicile of MLA.

    iv. For Argentina ratings only, the CNV must be notified in writing of the holding of the MLA Consejo session with no less than 24 hours in advance, under penalty of nullity of everything there acted. When there are facts that make it necessary to immediately review the ratings, without there being the possibility of complying with the obligation to notify the CNV 24 hours in advance, such notification must be made as far in advance as possible.

    v. MLA Consejo may operate with members present or remote. If a member of the MLA Consejo is participating in the meeting remotely, this circumstance will be recorded in the meeting minutes. The quorum will be computed taking into account the present and remote members.

Responsibilities to the Investing Public and Issuers

TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.1

a. Immediately after the holding of each meeting of the MLA Consejo for a rating in Argentina, MLA must publish the rating and the Rating Report in the CNV's reporting system and on MLA's website.

b. When publishing a rating in Argentina, MLA will explain in its press releases the fundamental elements on which they are based, indicating the place where the Rating Report is available.

c. For ratings in Uruguay, MLA must notify them to the stock exchange in which the security trades, and must submit the Rating Report to the BCU in accordance to the CRA rules set by the BCU.

3.8

a. MLA will inform the Rated Entity only after the conclusion of the MLA Consejo de Calificacion.

Notes

BP55926

MOODY'S
INVESTORS SERVICE

Policy for Ancillary and Other Permissible Services

Issued by: Compliance Department
Applicable to: All MIS Employees (except in Japan) and relevant MSS Employees supporting the MIS ratings process
Effective Date: October 21, 2020

POLICY

1. MIS is permitted to offer Ancillary and Other Permissible Services.

2. MIS does not currently offer Ancillary Services but reserves the right to do so in the future.

3. MIS does currently offer Other Permissible Services. Services that MIS considers to be Other Permissible Services can be found in MIS's Rating Symbols and Definitions, which is disclosed on www.moodys.com.

4. MIS does not provide consultancy or advisory services to Rated Entities and/or their Agents regarding the corporate or legal structure, assets, liabilities or activities of that Rated Entity. MIS will not make proposals or recommendations on the design of financial instruments. See also the Policy on Banning Recommendations Associated with Credit Ratings for further information regarding the ban on providing recommendations or structuring advice.

DEFINED TERMS

Agent
An agent is any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Ancillary Services
Ancillary Services are those products and services which are not Credit Rating Services, and which may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis, as well as related distribution services.

Credit Rating Services
Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

MIS Employees
The term MIS Employees means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Other Permissible Services
Other Permissible Services means those products and services identified in MIS's Rating Symbols and Definitions, which are not Credit Rating Services or Ancillary Services.

Rated Entity (ies)
A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL- BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.
To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."
Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.
Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.
MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.
MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.



Policy for Securities Trading

Issued by: Compliance Department
Applicable to: All MCO Employees
Scope: Global
Effective Date: December 14, 2020

POLICY

This Policy for Securities Trading (the "Policy") sets forth the company's restrictions, requirements and expectations for Ownership and Trading of Securities for all MCO Employees[1] and what, if any, reporting obligations you have in connection with Owning and Trading Securities. Specific country or regional procedures are detailed in the Procedure for Securities Trading.

Capitalized terms have the meaning set forth in Section IV, Defined Terms.

I. GENERAL PROVISIONS

A. Provisions Applicable to All Employees of Moody's Corporation

Prohibition Against Insider Trading

Employees and Family Members are prohibited from:

(i)   engaging in any Trade of a Security while in possession of Material Non-public Information (MNPI) relating to the Issuer of the Security or the Security itself. This prohibition applies with respect to any MNPI concerning any Security, regardless of whether or not the Security is rated by Moody's. This prohibition applies to any circumstance in which a Moody's Employee or Family Member comes into possession of MNPI. Information relating to a potential rating action decision--including a decision not to take a rating action--is considered "proprietary" to Moody's and Moody's treats such information as MNPI for the purposes of this Policy. The prohibition on Trading remains in effect until three business days after the information has been widely disseminated to the public;

(ii)   engaging in any Trade of a Security issued by Moody's while aware of MNPI about Moody's. This prohibition applies regardless of the source from which the Employee or Family Member came to possess MNPI about Moody's; and

(iii)   engaging in any Trade of a Security while the Employee or Family Member is in possession of Non-public Information relating to that Issuer or Security that is proprietary to Moody's, regardless of whether the information is MNPI.

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[1]   Certain of Moody's wholly-owned subsidiaries have their own securities trading policies, which have been reviewed by Moody's Legal and Compliance Departments. As a result, this policy does not apply to Employees of those entities who remain subject to their entity-specific securities trading policies.

Prohibition Against "Tipping"

It is illegal in many countries and a violation of this Policy for a person who is in possession of MNPI about Moody's or any other Issuer to:

(i)   recommend that a third party Trade in the Issuer's Securities; or
(ii)   convey such MNPI to an unauthorized third party.

Such actions constitute "tipping." Tipping is prohibited regardless of whether or not the Employee or Family Member who provides the tip receives any monetary or other benefit.

Penalties for Insider Trading and Violations of this Policy

Persons who violate Insider Trading laws in the United States and in many other jurisdictions may face criminal penalties, civil penalties, and private damage awards. Aside from such penalties, subject to applicable law, an Employee who violates this Policy or who has a Family Member whose actions cause the Employee to violate this Policy will be subject to disciplinary action by Moody's, including, potentially, a requirement that the employee divest Reportable Securities, and/or disciplinary action up to and including termination of employment.

B. Provisions Applicable to Employees of Moody's Corporation Participating In Credit Rating Actions

Restrictions on Participation in Credit Rating Actions

Employees may not directly or indirectly participate in a Credit Rating Action if they or their Family Members Own any Security that could be affected by that Credit Rating Action. Direct or indirect participation in a Credit Rating Action includes, but is not limited to: serving in various roles (Lead Analyst, back-up Analyst, Rating Analyst, Rating Committee Chair, Person Approving Credit Rating); participating in rating committee meeting(s) (both voting and non- voting participants); assisting in drafting the materials specifically produced for the rating committee (financial analysis, models, drafting); providing the approval to record and release a Credit Rating Action; or working with a rating team or Analyst on a model specific to the Credit Rating.

Restrictions on Ownership of Certain Securities

Monitored employees categorized as A or B, are restricted from Owning or Trading certain Securities on Restricted Lists assigned to them where they have access to Material Non-public Information or influence on ratings. For more information, see Section II D (subsection "Restricted Lists").

Effective October 1, 2017 all new hires in MIS in categories A or B, and Employees transferring from outside MIS to MIS category A or B positions, will be precluded from holding any Reportable Securities as a condition of employment, and will be required to divest Reportable Securities prior to commencing employment. All Restricted Lists will be assigned to these Employees and to their Family Members for as long as they continue in MIS Category A or B roles.

C. Restrictions on Trading Securities Issued by Moody's[2] - Applicable to All Employees of Moody's Corporation

Prohibition Against Short Sales of Securities Issued by Moody's

Selling "short" is the practice of selling Securities of which you are not the recorded owner. Employees and their Family Members may not sell Securities issued by Moody's "short," regardless of whether they are in possession of any Non-public Information (Material or otherwise) about Moody's.

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[2]   References to Moody's in this section include Moody's Corporation and its subsidiaries and affiliates. This also includes shares of Dun & Bradstreet Corporation (DNB) acquired when Moody's was a subsidiary of DNB.

Prohibition Against Purchasing Securities Issued by Moody's on Margin

Employees and their Family Members may not buy Securities issued by Moody's on margin or in any account in which the financial firm lends the customer cash to purchase securities, regardless of whether they are in possession of any Non-public Information (Material or otherwise) about Moody's.

Other Speculative Trades Involving Securities issued by Moody's

Employees and their Family Members are prohibited from engaging in short-term or speculative transactions involving Securities issued by Moody's, including purchasing or selling put or call options and entering into other derivative transactions involving Securities issued by Moody's.

Moody's Stock Options

The prohibition on speculative Trading of Securities issued by Moody's does not apply to Employees' exercise of Moody's stock options received in connection with their compensation. Employees may not, however, exercise and sell any Moody's stock options while in possession of MNPI about Moody's unless such exercise is undertaken pursuant to an approved 10b5-1 trading plan.[3] The Reporting requirements outlined in Section II do not apply to exercises of Moody's stock options received in connection with compensation.

Moody's Stock Received in Connection with Compensation

Neither the Reporting requirements nor the 30-day hold provision of this Policy apply to Trades of Moody's shares received in connection with an Employee's compensation. Employees may not, however, sell any Moody's shares while in possession of MNPI about Moody's unless such exercise is undertaken pursuant to an approved 10b5-1 trading plan.

Moody's Employee Stock Purchase Plan

Neither the Reporting requirements nor the 30-day hold provision of this Policy apply to MCO trades resulting from an Employee's payroll contributions to Moody's Employee Stock Purchase Plan ("ESPP") under an election made when the Employee was not aware of any MNPI about Moody's. However, no Employee, while aware of MNPI about Moody's, may:

 (i)   elect to begin participating or cease participating in the ESPP;
 (ii) increase or decrease the percentage of the Employee's monthly payroll contributions to the ESPP; or
 (iii) sell Securities issued by Moody's purchased pursuant to the ESPP.

Moody's Profit Participation Plan

Neither the Reporting requirements nor the 30-day hold provision of this Policy apply to Trades or the non-discretionary reallocation of Moody's Securities in Moody's Profit Participation Plan ("PPP") or other Moody's sponsored retirement plans resulting from an Employee's periodic payroll contributions to the plans under an election made when the Employee was not aware of any MNPI about Moody's. However, no Employee, while aware of MNPI about Moody's, may:

 (i)   increase or decrease the percentage of the Employee's periodic payroll contribution that will be allocated to Moody's stock fund;
 (ii) make an intra-plan transfer of an existing account balance into or out of Moody's stock fund;
 (iii) elect to borrow money against the Employee's PPP or other Moody's sponsored retirement plan if the loan will result in a liquidation of some or all of the Employee's Moody's stock fund balance; or

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[3]   Rule 10b5-1 under the Securities Exchange Act of 1934 ("Rule 10b5-1") and this Policy permit directors, officers and Employees to Trade in Securities issued by Moody's regardless of their awareness of MNPI if the transaction is made pursuant to a pre-arranged written Trading plan entered into when the person was not in possession of MNPI and that complies with the requirements of Rule 10b5-1.

(iv)   pre-pay a plan loan if the pre-payment will result in the allocation of loan proceeds to Moody's stock fund.

D. Policy Requirements

Certification of Compliance

All Employees must certify compliance with this Policy:

(i)   within 45 days of being notified of the requirement; and
(ii) on an annual basis thereafter.

Additional details on the certification requirements for Employees are outlined in the Responsibilities section below.

Employee Reporting Requirements

All Monitored Employees (Category A, B and C) must disclose their Reportable Securities holdings and Trades, as well as those of their Family Members. For more information regarding the Reporting requirements for Monitored Employees, please refer to Section II, Reporting Requirements.

Special Rules Affecting Directors, Senior Officers and Certain Other Designated Employees

Members of Moody's Board of Directors, senior officers of Moody's, and certain other designated Employees, all of whom are notified separately, are subject to additional Ownership, Trading and Reporting restrictions.

Reporting Violations/Seeking Advice

You must immediately report violations or suspected violations of this Policy to the Compliance Department. If you have any questions about this Policy or any doubt as to your obligations under this Policy, you should immediately seek guidance from the Compliance Department. Do not attempt to resolve uncertainties on your own and do not Trade if you are uncertain until you have received guidance from the Securities Trade Monitoring Unit ("STMU").

Waivers

Under certain limited circumstances, the Compliance Department may grant written waivers of the Reporting, Trading or Ownership restrictions imposed upon Employees and their Family Members. Waiver requests must be made in writing, and should include all relevant facts in support of the waiver request. Requests must be submitted by the Employee to his/her direct manager for approval. If the manager approves the request, it must then be submitted to the Securities Trade Monitoring Unit for consideration. The Employee is bound by the restrictions in this Policy unless and until the Compliance Department approves the waiver request.

In those cases in which the Compliance Department grants a waiver of the Trading or Ownership restrictions with respect to a particular Issuer, the Employee still will be precluded from participating in any rating action, including attending rating committees, for that Issuer. In situations in which a waiver relating to one or more aspects of the Policy is granted, the Employee will still be subject to the other provisions of the Policy and certain restrictions relating to his or her job activities may apply.

Under no circumstances would a waiver authorize an Employee or Family Member to violate Insider Trading or other applicable laws.

Conflicts With Local Laws

Where a local jurisdiction's laws contain mandatory requirements that differ from the provisions of this Policy, that jurisdiction's laws prevail. Please contact the Legal Department if you have any questions regarding the interaction of this Policy and the laws of the country in which you are employed.

No Rights Created

This Policy is not intended to, and does not, create any obligations to or rights in any Employee, Family Member, client, supplier, competitor, shareholder or any other person or entity. From time to time, Moody's may impose additional Ownership, Trading and holding restrictions that supplement and extend those stipulated in this Policy. Moody's will communicate any such changes to Employees.

II. REPORTING AND TRADING REQUIREMENTS

A. Reportable Securities

Monitored Employees must ensure that all Reportable Securities and Monitored Accounts are reported to the Compliance Department.

Certain Securities are exempt and are considered not Reportable for purposes of the Policy. These are detailed in Section I and Section II F, Exemptions. Unless a Security is explicitly exempted in Section I or Section II F, it is considered to be a Reportable Security for the purposes of this Policy.

B. Categorization of Employees

Under this Policy, different requirements apply to Employees and their Family Members depending on the Employee's ability to access MNPI and the Employee's role in and influence over the ratings process. Each Moody's Employee falls into one of four categories, which are outlined below in Table 2.1. Each category of Employees is subject to different requirements, which are outlined in Table 2.2. Your assigned Category and Restricted List(s) can be found in your Employee Profile on MINT in the Security Trading Position section. Each Employee will be able to view only his or her own Position Profile information. If you have questions about the category to which you have been assigned, please contact your Manager.

Table 2.1: Employee Categories

	DESCRIPTION

Category A	Influence on ratings and access to MNPI
	» Perceived or actual influence on a rating
	   o Sits on rating committees
	   o Provides input to the rating process
	   o Manages Employees with ratings influence
	» Ability to routinely access MNPI as part of the regular course of Employee's job

Category B	Ability to routinely access MNPI as part of job responsibility, but no influence on ratings » Ability to routinely access rating action information prior to publication » Ability to routinely access folders, shared drives or systems (e.g., AccuRate) containing MNPI
Category C	Sporadic access to MNPI, but no influence on ratings » No systematic access to MNPI as part of job responsibility » No responsibility for processing MNPI » Occasional access to MNPI as a result of inquiries, special projects or other tasks on a case by case basis
Category D	No influence on ratings and no access to MNPI

C. Requirements Applicable to Employee Categories

Reportable Securities

The Reporting requirements under this Section are based on (1) your Employee Category and (2) the type of Monitored Account(s) in which you hold Reportable Securities. For purposes of this Policy, there are three types of Monitored Accounts:

» Direct Control Accounts – a Trading or investment account where the account holder has full discretion/control over the account and can affect Trades in the account. This includes, but is not limited to, regular brokerage accounts or other financial services accounts, 401ks, IRAs, custodial and similar accounts. These accounts may be controlled directly by the account holder, or through direction provided by the account holder to a financial services provider or financial advisor.

» Managed Self Directed Accounts – an investment account where the account holder may choose the initial asset allocation but cannot direct any Trading activity after the initial investment. All Trading decisions and activities are performed by a third-party manager/advisor under a formal investment agreement.

» Managed Fully Discretionary Accounts – an investment account where the account holder has no control over the investments or Trading activity in the account. The initial asset allocation and all Trading decisions and activities are performed by a third party manager/advisor under a formal investment agreement.

For Managed Accounts where Employees or their Family Members hold Reportable Securities, Employees must submit documentation to the Securities Trade Monitoring Unit detailing the nature of the Managed Account in accordance with the Procedure for Securities Trading. Table 2.3 provides the Reporting requirements as they pertain to each Employee Category.

D. Description of Employee Requirements

All Reporting on Monitored Employees will be conducted through the Personal Trading Assistant System (the "PTA System"), which may be accessed on the ComplianceNet/Securities Trading Program (STP) page.

Monitored Employee Account Disclosure

Subject to local law, existing Employees must:

(i) provide to Moody's a complete list of all Reportable Securities and Monitored Accounts held by the Employee or their Family Members (including the name of the financial institution, account number, the name of the account holder(s) and the type of account). Securities that are not held in a brokerage account or other financial services account must be reported to the Securities Trade Monitoring Unit separately; and

(ii) provide consent authorizing all relevant financial institutions to provide Moody's with access to all Reportable Trade confirmations and account statements relating to their Monitored Accounts.

Changes to Employee Securities Account Status

Monitored Employees must promptly notify the Securities Trade Monitoring Unit by e-mail in any of the following circumstances:

(i) when they or a Family Member opens a new Monitored Account at a brokerage firm or other financial services firm that contains Reportable Securities or obtains a beneficial interest in, or the authority to

Trade in, an additional Monitored Account containing Reportable Securities; or[4]

(ii)   when an existing Monitored Account is closed or materially changed.[5]

The Compliance Department may require additional documentation regarding such accounts.

Designated Broker-Dealers

All Monitored Employees and their Family Members (wherever they are located) who have a Monitored Account that holds Reportable Securities maintained in the United States and/or the United Kingdom are required to maintain such Monitored Account(s) with one or more of Moody's Designated Broker-Dealers as listed in the Procedure for Securities Trading.

»   Moody's Designated Broker-Dealers will provide all Trade confirmations and Monitored Account holdings to Moody's by electronic data feed.

»   Securities information received via electronic feeds will be automatically fed into the PTA System for monitoring purposes.

All Monitored Employees and their Family Members (wherever they are located) who have a Monitored Account that holds Reportable Securities maintained in any jurisdiction other than the United States and the United Kingdom may use any Moody's Designated Broker-Dealer if available in their jurisdiction or may use a local non-Designated Broker-Dealer.

»   For Monitored Accounts not held at a Designated Broker-Dealer, the Monitored Employee must provide duplicate Trade confirmations and account statements to the local Moody's Compliance Officer or the STMU on a timely basis.

»   For monitoring purposes, the Compliance Department will enter into the PTA System Securities information as reflected on the duplicate Trade Confirmations and/or account statements provided to Moody's.

Non-Designated Broker-Dealers - Manual Reporting of Trades

Employees and their Family Members may report their Trades other than electronically only if their Monitored Accounts are held in jurisdictions in which the use of Designated Broker-Dealers is not required under this Policy. In those jurisdictions in which Designated Broker-Dealers are not required, Employees and their Family Members must make arrangements with their broker-dealer for the STMU to receive duplicate account statements or they are to provide copies directly to the STMU.

Restricted Lists

Restricted Lists have been developed for Moody's Employees based on each Rating Group in Moody's Investors Service, and cover both US and global Issuers regardless of whether they are rated by MIS. Monitored Employees assigned Category A or B, and their Family Members, may not Own or Trade any Security on the Restricted List(s) applied to them. Additional restrictions may apply depending on an Employee's geography[6].

Each Employee's Position Profile, including any Restricted List(s) that applies to the Employee, is available on

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[4]   Fidelity accounts opened by Moody's Corporation for Employee Stock Purchase Plan or to hold shares of Moody's stock received as compensation are not automatically reported to the Compliance Department for monitoring. These accounts must be reported to Compliance by the Employee if and when they choose to invest in Reportable Securities within the account.

[5]   An example of a material change would be the addition of another beneficial owner or person who can authorize Trades in the account or the account becoming (or ceasing to be) a Managed Account or other Reportable account.

[6]   Members of the Board of Directors of Moody's de Mexico (MDM) are prohibited from Owning any Security in any company rated by MDM. For Moody's Local Argentina, refer to Appendix B.

MINT. Each Employee will be able to view only his or her own position profile information. Employees and their Family Members may not Own or Trade Securities on any Restricted List applicable to the Employee. Moody's reserves the right to prohibit Trades of Securities not listed on the applicable Restricted Lists for any Employee and his/her Family Members. Moody's will communicate all such further restrictions to Employees if and when they occur.

Note that Restricted Lists include sector funds. For example, an analyst (or his or her Family Member) who is prohibited from holding or Trading any Security on the "CFG –Technology / Telecommunications / Media/Services" Restricted List also may not Own a telecommunications sector fund, and analysts (and their Family Members) who are prohibited from holding or Trading any securities on the "Financials" Restricted List also may not Own or Trade financial institution sector funds. Such analysts (and their Family Members) may, however, Own or Trade a health care sector fund.

Any investments you select in a Moody's sponsored retirement account (e.g., Profit Participation Plan) must comply with any Restricted List(s) assigned to you in your current role at Moody's and must be evaluated as your role and/or those lists change.

Employees who, on limited occasions, participate in rating committees outside of their area of analytic/professional responsibility will be subject to restrictions based on the specific committee participation, not the entire Restricted List for that Rating Group. Employees who routinely participate in rating committees outside of their area of analytic/professional responsibility will be subject to the respective Restricted List for that Rating Group in addition to the Restricted List applicable to their own Rating Group.[7] In both circumstances, these additional restrictions will remain in place for a period of 90 calendar days following the date of the rating committee or three
(3) days after the Rating becomes public, whichever is longer.

When an Employee is no longer deemed subject to a specific Restricted List (for example due to a change in responsibilities), the Restricted List that previously applied will continue to apply to the Employee and their Family Members for a period of 90 calendar days to provide for a cooling-off period.

Pre-Trade Clearance for Category A and B Employees and Family Members

Subject to local law requirements, Employees in Categories A and B, and their Family Members in all jurisdictions, are required to pre-clear their Reportable Trades.[8] Such Employees are responsible for ensuring that their Family Members provide their proposed Trades to the Employee for compliance with this Policy's pre-clearance requirements. Prior to Category A and B Employees or their Family Members executing any Reportable Trade, they must obtain a pre-clearance approval from the PTA System or in writing from the Securities Trade Monitoring Unit.

All approved pre-clearance requests will remain in effect for the duration of the day of the approval, through the close of business on the following business day. After a pre-clearance request is approved, Category A and B Employees, and their Family Members, must place orders with their broker-dealer by the close of business on the next business day after approval was granted. If the order is not placed with your broker-dealer before the pre-clearance approval expires, a new pre-clearance request must be submitted and approved.

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[7]   Category A or B Employees hired by or transferred into MIS on or after October 1, 2017 will continue to have all Restricted Lists apply to them regardless of their Rating Committee participation status.

[8]   In addition, members of the Board of Directors of Moody's de Mexico (MDM) are required to pre-clear Reportable purchases. For Moody's Local Argentina Category C employees, refer to Appendix B.

Please see the Procedure for Securities Trading for additional details on pre-clearance. Managed Accounts, as defined in the Policy, are not subject to the pre-Trade clearance requirement. For exemptions to pre-Trade clearance requirements, see Table 2.3.

Post-Trade Review

Trading Activity for Employees in Category C, and their Family Members, will be monitored on a post-Trade basis. For Employees in Categories A and B, as well as their Family Members, the Compliance Department may monitor certain Trading activity on a post-Trade basis. Compliance reserves the right to conduct additional post-Trade reviews as may be appropriate.

30-Day Holding Period

Employees in Categories A and B, and their Family Members, who purchase a Reportable Security in a direct-control account, must hold that Security for at least 30 consecutive calendar days after the most recent purchase of the Security. The reinvestment of dividends, interest or capital gains will not be considered a new purchase and will not impact the holding period. No sale of a Reportable Security may occur less than 30 days after the most recent purchase of such a Security, regardless of the account(s) in which the Security is held. Further, Employees in Categories A and B, and their Family Members, may not enter into a derivative contract that will expire in less than 30 days.

The 30-day holding period does not apply to Employees in Categories C.

Trades made within Managed Accounts, as defined in this policy, are not subject to the 30-day hold requirement. See Table 2.3 below and Section IV, Defined Terms for additional details regarding Managed Accounts.

Orders

A Good-Til-Canceled (GTC) order is an order to buy or sell a Security at a specific price which lasts until the Trade is executed or cancelled. A Stop Order, also referred to as a Stop-Loss Order, is considered a GTC order for the purposes of this Policy. GTC orders are permitted and may remain in effect as permitted by the rules of your broker-dealer subject to restrictions regarding Trading Securities while in possession of MNPI as set out in this Policy. Prior to placing a GTC order, Category A and B Employees and their Family Members must also obtain a pre-clearance approval to Trade the Security. This approval must be obtained from the PTA System or in writing from the Compliance department prior to the initial order. Any changes to the GTC order must also be submitted for pre-trade clearance. All approved pre-clearance requests on GTC orders will remain in effect for the duration of the day of the approval, through close of business on the following business day. If the GTC order is not placed with your broker-dealer before the pre-clearance approval expires, a new pre-clearance request for the GTC order must be submitted and approved. The 30-Day Holding Period also applies to Trades that are executed as a result of a GTC order to sell.

Leave of Absence

If an employee is on a leave of absence, their reporting obligations are dependent upon whether or not they continue to have access to Moody's systems. An employee who continues to have access to Moody's systems, including mobile devices, laptop, or any other mechanism, is required to comply with the reporting requirements of the Policy, including pre-trade clearance and submissions of periodic trade confirmations and monthly statements. If an employee relinquishes his/her Moody's issued mobile devices, laptop, or any other mechanism by which he/she can access Moody's systems, the reporting obligations can be temporarily lifted until the employee returns to work. However, in these instances, an employee is still subject to his/her Restricted Lists for a period of 90 calendar days to provide for a cooling-off period. While on leave of absence, employees are bound by the provisions of the MCO

Code of Business Conduct and this Policy, and cannot engage in any trading activity while in possession of MNPI. For instances in which the reporting requirements are temporarily lifted, accounts held with designated brokers will continue to provide trade data through our direct feeds. For those accounts not maintained with a designated broker, the employee will be required to provide the STMU with monthly account statements generated during the leave upon their return to work.

Summary of Employee and Reporting Requirements

Tables 2.2 and 2.3 below provide a summary of Employee and Reporting requirements under this Policy, organized by Employee Category and account type.

Table 2.2: Employee Requirements

	CATEGORY A	CATEGORY B	CATEGORY C	CATEGORY D
Required to use Designated Broker-Dealer [9]	✓	✓	✓	NA
Restricted List(s) Apply	✓	✓	NA	NA
Disclosure/Certifications				
New Employee Securities disclosure	✓	✓	✓	NA
New Employee STP certification	✓	✓	✓	✓
Annual STP certification	✓	✓	✓	✓
Trades and holdings in Monitored accounts	✓	✓	✓	NA
Self-disclosure of violations or suspected violations	✓	✓	✓	✓
Trade Requirements by Account Type				
Direct Control account				
- Pre-Trade clearance [10]	✓	✓	NA	NA
- Post-Trade review	NA	NA	✓	NA
- 30-Day Hold	✓	✓	NA	NA
- Restricted List(s) Apply	✓	✓	NA	NA
Managed Self Directed account				
- Post-Trade review	NA	NA	✓	NA
- Restricted List(s) Apply	✓	✓	NA	NA
Managed Fully Discretionary account				
- Post-Trade review	NA	NA	✓	NA
- Restricted List(s) Apply	✓	✓	NA	NA

✓ - Requirement applies to this category

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[9] This is applicable in the US and UK.

[10] Members of the Board of Directors of Moody's de Mexico (MDM) are required to pre-clear Reportable purchases. For Moody's Local Argentina Category C employees, refer to Appendix B.

Table 2.3: Monitored Account Type Details

	CATEGORY A	CATEGORY B	CATEGORY C
Direct Control Account - (including through use of a financial advisor or money manager)	» Restricted List(s) apply » Pre clear & 30 day hold applies	» Restricted List(s) apply » Pre clear & 30 day hold applies	» Post-Trade review applies
Managed Account – Self Directed <u>For Asset Allocation Only</u>; no authority or discretion to direct daily Trading Documentation must be provided to the Compliance Department that: -supports the discretionary nature of accounts -the advisor has been notified of the applicable restricted list(s)	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed or when funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals) » Trading activity within the account will be monitored by Compliance	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed, or when funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals) » Trading activity within the account will be monitored by Compliance	» Employee must notify the Compliance Department when account is opened, closed, materially changed, or when funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals). In these instances, trading activity within the account will be monitored on a post-Trade basis
Managed Account – Fully Discretionary: No authority or discretion to direct initial asset allocation beyond providing instructions for restrictions; no authority or discretion to direct daily Trading activity Documentation must be provided to Compliance that: -supports the discretionary nature of accounts -the advisor has been notified of the applicable restricted list(s)	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for preprogrammed additions or withdrawals) » Trading activity within the account will be monitored by Compliance	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for preprogrammed additions or withdrawals) » Trading activity within the account will be monitored by Compliance	» Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for preprogrammed additions or withdrawals). In these instances, trading activity within the account will be monitored on a post-Trade basis

E. Certifications And Self Disclosure

New Employee Compliance Certification

Prior to their employment start date, all Category A, B and C candidates must submit a list of all Reportable Securities held by them and their Family Members for review by the hiring Manager.

Each Employee (Categories A, B, C and D) must complete an initial compliance certification within 45 days of being notified of the requirement. The certification acknowledges that he or she has read, understands and agrees to comply with the Policy for Securities Trading.

Subject to local law requirements, each Category A, B and C Employee also must certify that he or she:

    (i)   agrees to provide Moody's with a complete list of all Reportable Securities held by the Employee and his/her Family Members, as well as a list of all Monitored Accounts associated with such Securities;

    (ii)   has submitted Duplicate Account Authorization Form(s) to Moody's allowing the Compliance Department to obtain access to all Trade confirmations and account statements for all Monitored Accounts in which the Employee or his/her Family Members hold Reportable Securities; and

    (iii)   has disclosed all Reportable holdings and Trades conducted by the Employee and/or his or her Family Members for Securities that are not held in a brokerage account or other financial services account (e.g., when the Security is in the form of a physical certificate).

Annual Compliance Certification

Annually, each Employee (Categories A, B, C, and D) also must certify that he or she has been in continuous compliance with the Policy since his/her prior certification, including compliance with the Reporting requirements of the Policy as applicable to the Employee's Category.

Self-Disclosure of Non-compliance

Either you or a Family Member may find that a change of circumstances creates a potential breach of this Policy. For example, you may be re-assigned to a new rating team, or you or a Family Member may inherit Securities that are on a Restricted List(s) that applies to you. In such circumstances, you must contact your Manager and the Compliance Department promptly in writing to address any such potential breaches of this Policy. Please note that before you or your Family Member sells any Security you believe may not be in compliance with this Policy, you must obtain clearance from the Securities Trade Monitoring Unit.

F. Exemptions

The following are exemptions from Section II Reporting and Trading Requirements:

Government-issued Savings Bonds

Government-issued bonds that are non-transferable and backed by the full faith and credit of the issuing government (e.g., US Savings Bonds, Japanese Government Bonds (JGBs), or similar savings bond type securities issued by other sovereigns for individual investors). However, government securities (e.g., Treasury bonds, bills, or "gilts") that may be sold or transferred in the secondary market are subject to the Reporting requirements and Trading restrictions for Monitored Employees.

Precious Metals

Funds or ETFs solely holding physical precious metal bullion (i.e., gold, silver, and platinum). However, ETFs holding securities related to the precious metals industry are subject to the Reporting requirements and Trading restrictions for Monitored Employees.

Insurance Policies and Annuities

Personal insurance policies, such as homeowners, life, auto, disability and individual annuity policies where there is no ability for the account holder to direct the investments or Trading within the annuity.

Certificates of Deposit

Certificates of deposits and equivalents, such as those issued by governments, banks, credit unions, and savings and loans.

Blind Trusts

Trades of Securities made in a "blind trust" held for the benefit of an Employee or his or her Family Members. For the trust to qualify as a blind trust, however, the Employee and/or his or her Family Members must have:

(i)   no knowledge of the Securities held in the trust; and

(ii)   no discretion or control over the Trading of Securities in the trust.

To avail himself or herself of this exemption, an Employee or his or her Family Member must provide a copy of the agreement covering any blind trust that is held for the benefit of the Employee or his or her Family Members to the Legal Department for approval. The Legal Department will report approvals to the Securities Trade Monitoring Unit who will record the approval in the PTA System and notify the Employee that an exemption from Reporting has been granted. This exemption does not apply until the documentation establishing the trust has been approved by the Legal Department, reported to the Compliance Department and has become effective (i.e., the Securities have been transferred to the trust account). All changes to an approved blind trust must be made in writing and must be approved by the Legal Department.

An Employee who opens a blind trust will be prevented from participating in any rating committees relating to any Security that is being transferred into the trust for a period of 90 days from the date that the blind trust was opened.

Widely Diversified Mutual Funds

This exemption applies to:

(i)   money market mutual funds;

(ii)   widely diversified mutual funds;

(iii)   widely diversified collective investment schemes;

(iv)   exchange-traded funds that represent a diversified index or otherwise are not sector specific; or

(v)   unit investment trusts.

For the purposes of this Policy, it is presumed that a widely diversified mutual fund meets one or both of the following criteria, both provided by Morningstar:[11]

(i)   Having no more than 5% holding in any individual company; or

(ii)   An investment with a name that does not suggest its investments are focused in a particular type of investment or industry, or investing at least 80% of its assets in an industry or market suggested by the name.

Dividend Reinvestment Plans

Although participation by Employees or their Family Members in a dividend reinvestment plan in a Security is subject to pre-approval for Category A and B Employees, each subsequent investment through the dividend reinvestment plan does not need to be pre-cleared unless the Employee or his or her Family Member is changing the manner of the investment or the Security in which the investment is being made. To obtain pre-approval for a dividend reinvestment plan, please contact the Securities Trade Monitoring Unit.

529 Plans

529 education savings plans where there is no ability for the account holder to view the underlying securities, or direct the investments or Trading within the account are also exempt.

III. MANAGER RESPONSIBILITIES

Assistance to the Compliance Department

Managers are responsible for assisting the Compliance Department with any items identified as potential violations where further information may be required. Managers must provide the Securities Trade Monitoring Unit with a complete and timely review of all potential requests as identified by the Compliance Department.

Post-Trade Review

Managers are responsible for performing post-Trade reviews of all Trades by any Employee or Family Member as requested by the Compliance Department. Managers must promptly, but in no event later than six (6) business days after being notified by the Compliance Department of any Trade(s), review such Trade(s) for compliance with this Policy and immediately report any possible violations or concerns to the Securities Trade Monitoring Unit.

Management review also includes consideration of whether the Employee had access to MNPI.

Appropriate Employee Categorization/Restricted List

Managers are responsible for maintaining the Employee Category of A, B, C, or D for their Employees by reviewing all such categorizations on an annual basis. Managers must determine if any role/position changes necessitate a change in the Employee category and then make the necessary change in the Employee Position Profile (located in WorkWise). Management must also report the change to the Securities Trade Monitoring Unit.

If an Employee in Category A or B has changed roles and transitioned from one Restricted List to a different Restricted List, the Manager is responsible for reporting the change to the Securities Trade Monitoring Unit in addition to changing the Restricted List categorization in the Employee's Position Profile.

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[11]   Mutual funds previously considered widely diversified and held by an Employee as of October 1, 2012 for U.S. Employees; December 31, 2012, for U.K. Employees; and March 31, 2013, for Employees in all other regions will continue to be treated as such for that Employee.

Restricted List Maintenance

Rating Group Heads or their designees, with Compliance oversight, are responsible for reviewing Restricted Lists in their Rating Groups and for keeping them current, including providing changes to the Securities Trade Monitoring Unit as they arise as well as undertaking a periodic review when requested by the Compliance Department. Restricted Lists must be reviewed quarterly, and any changes must be reviewed by the Compliance Department prior to implementation.

New Employee Securities Disclosure Form

Managers must review the Security disclosures provided by candidates for positions in Categories A, B, and C to confirm that none of the candidates' job roles or responsibilities conflict with any of the Securities he or she may hold at the time of on-boarding and, for US and UK candidates, that the candidate's Monitored Accounts are maintained at a Designated Broker-Dealer. If the candidates hold any Securities that are on a Restricted List applicable to the position for which the candidate is being considered, the Securities must be divested prior to onboarding and a revised Disclosure Form submitted. Additionally, for US and UK candidates who have Monitored Accounts maintained at a broker-dealer or other institution that is not one of the Designated Broker-Dealers, the candidate must submit a disclosure form showing the accounts have been moved to a Designated Broker-Dealer.

APPENDIX A- MIS SINGAPORE

This section sets out additional requirements for all Applicable Persons as defined below:

(i)   Moody's Investors Service Singapore Pte. Ltd. ("MIS Singapore") employees;

(ii)   MIS Singapore Board of Directors; and

(iii)   any employee who is licensed by the Monetary Authority of Singapore ("MAS-licensed Representative")

I.   PROHIBITIONS

Applicable Persons and their family members are prohibited from

(i) engaging in any trade or holding any derivative contracts (not based on or linked to equity or fixed income securities)

(ii) engaging in any trade or holding spot foreign exchange contracts for the purposes of leveraged foreign exchange trading.

Some of the examples of above-mentioned products include:

a. Derivatives linked to currencies [e.g. forex swaps, forex futures, forex options];

b. Derivatives linked to interest rates [e.g. interest rate swaps, forward rate agreements, interest rate caps and floors]; and

c. Derivatives linked to commodities [such as gold, silver, copper, crude oil, coffee, cocoa, etc. (e.g., gold futures, options)]

APPENDIX B- Moody's Local Argentina

For purposes of the policy, all provisions that apply to MIS also apply to all Moody's Local Argentina (ML-AR) employees.

Employees in ML-AR and their Family Members are prohibited from owning any Security in any company rated by ML-AR, whether in Argentina or in Uruguay.

Category A or B Employees of ML-AR will have all Restricted Lists apply to them regardless of their Rating Consejo / Rating Committee participation status.

Members of the Board of Directors of ML-AR are prohibited from Owning any Security in any company rated by ML-AR, whether in Argentina or in Uruguay.

In addition to pre-clearance requirements for category A and B Employees, category C employees and their Family Members in ML-AR, including members of the Board of Directors, are required to pre-clear Reportable purchases.

DEFINED TERMS

Analyst

An Analyst is any MIS Employee assigned to a ratings team with the title of Associate Analyst or higher whose function is to a) assign or monitor Ratings and, if applicable, the related rating Outlook or rating Review, b) assist in drafting materials or developing deal specific models being considered for rating committees, or c) supervise MIS Employees included in (a) or (b) of this definition. The definition of Analyst excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Ratings process or (2) supports the rating process solely through administrative tasks, such as entering information into internal systems.

Anticipated Ratings Process

Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Category

A category, as used in the Securities Trading program, is the classification to which all Moody's employees are assigned and defines their securities ownership trading and reporting requirements based on the responsibilities of their job position. Every employee is either in Category A, B, C or D.

Credit Rating Action

A Credit Rating Action is any one of the items below:

i.   the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

ii. the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

iii. a change in a Credit Rating (i.e., upgrade or downgrade);

iv. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

v.   the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

vi. an Affirmation of a Credit Rating; and

vii. a Withdrawal of a Credit Rating

Designated Broker-Dealer

A Designated Broker-Dealer are those broker-dealers approved by Moody's to provide electronic feeds of Trades and account activity. For certain US and UK Employees, ByAllAccounts will be considered a Designated Broker-Dealer for purposes of this Policy.

Employee

For purposes of Securities Trading, the term "Employee" means any full-time or part-time employee of Moody's Corporation or certain designated majority owned subsidiaries, wherever located. Employee includes all full- time or part-time employees of:

(i)   Moody's Investors Service, Inc.;

(ii) Moody's Shared Services, Inc.;

(iii) Moody's Analytics, Inc., and certain designated subsidiaries or affiliates;

(iv) Credit Rating Affiliates in Item 3 of Form NRSRO filed with the U.S. Securities and Exchange Commission (available on Moodys.com); and

(v)   certain designated subsidiaries or affiliates that provide credit rating services.

Family Member

A Family Member is any of the following:

(i)   an Employee's spouse or domestic partner;

(ii)   a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangements;

(iii)   an Employee's minor or dependent children;

(iv)   any other relative sharing the same household as an Employee;

(v)   any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

(vi)   any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy):

      (i)   whose managerial responsibilities are discharged by,

      (ii)   that is set up for the benefit of,

      (iii)   that is directly or indirectly controlled by, or

      (iv)   whose economic interests are substantially equivalent to,

    the Employee or any Family Member.

Insider Trading

Insider Trading means Trading a security while in possession of Material Non-public Information.

Issuer

The term Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority- owned subsidiary of an issuer.

Lead Rating Analyst, Lead Analyst or Lead

A Lead Rating Analyst, Lead Analyst or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related rating Outlook or rating Review.

Manager

A Manager is an Employee who has personnel management responsibilities.

Managed Account

A Managed Account is an investment account where Trading decisions and activities are performed by a third party money manager under a formal advisory agreement and where the account holder does not retain discretion to direct the investment or Trading activity. The two types of accounts that are recognized as Managed Accounts for this Policy are:

(i)   Managed Self Directed Accounts - an investment account where the account holder may choose the initial asset allocation but cannot direct daily Trading activity. All Trading decisions and activities are performed by a third party manager/advisor under a formal investment agreement.

(ii)   Managed Fully Discretionary Accounts - an investment account where the account holder has no control over the investments or Trading activity in the account. All Trading decisions and activities are performed by a third party manager/advisor under a formal investment agreement.

Managing Director

A Managing Director means those MIS Employees who hold that title.

Material Information

Material Information refers to any information that:

(i)   might have an effect on the market for a security generally; or (ii) might affect an investment decision of a reasonable investor.

Examples of Material Information may include, but are not limited to sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending rating actions.

Information about pending or future credit rating actions or other material public announcements (including, but not limited to, research reports) is presumed to be Material Information for the purposes of this Policy.

If there is any question as to whether or not a particular piece of information is Material Information, it should be assumed that it is Material Information.

Material Non-public Information

Material Non-public Information refers to that information that is both Material Information and Non-public Information.

Monitored Accounts

Monitored Accounts are those accounts in which Reportable Securities are held.

Monitored Employees

Monitored Employees are those Employees in Categories A, B or C whose Trading activity and Securities holdings are required to be disclosed due to Ownership of Reportable Securities.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Non-public Information

Information is considered to be Non-public Information unless it has been publicly disseminated (including through any of the following methods: public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated financial news service; or the issuance of a proxy statement or prospectus).

Own, Owning and Ownership

The terms Own, Owning and Ownership refer to all methods by which an Employee or Family Member may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a security).

For the purposes of this Policy, direct ownership includes all Securities held in trust (other than a blind trust) and all Securities held in any individual retirement account or 401(k) other than Moody's Profit Participation Investment Plan.

For the purposes of this policy, Employees are deemed to be the beneficial owner of all Securities held by their

Family Members.

Person Approving Credit Ratings (PACR)

The Person Approving Credit Ratings (PACR) is the person who is designated to oversee and provide senior level approval for a Credit Rating Action. Designation of individuals as PACR is determined by each Rating Group.

Position Profile

Position Profile refers to the Category—A, B, C, or D—to which an Employee belongs as well as any Restricted List(s), if any, that apply to the Employee.

Rating

A Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.

Rating Group

Rating Group refers to one of MIS's global analytical rating teams within Ratings and Research, for example, Global Financial Institutions (FIG).

Rating Group Head

A Rating Group Head is the Managing Director in charge of a global analytical rating team, for example, the Managing Director in charge of Global Financial Institutions (FIG), who reports to the Global Head of Ratings and Research.

Reporting

Reporting means disclosing to Moody's all Reportable Securities held or Traded.

Reportable Securities

Reportable Securities are any Securities (based on the definition of Security below) held by a Monitored Employee and/or his or her Family Members that are not subject to an exemption as set forth in section II.F, Exemptions.

Restricted List

A Restricted List is a list of Securities by industry, geography or regulation, which an Employee and any Family Members of that Employee may not Own or Trade. All Restricted Lists will be available in the PTA System.

Security

The term "Security" means any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

For example, as used in this Policy, references to Securities issued or guaranteed by an Issuer such as Moody's Corporation include Securities derived from any equity or fixed-income security issued by Moody's Corporation, even if the derivative security is not issued directly by Moody's.

Subsequent Ratings Process

Subsequent Ratings Process is the process of assigning Credit Ratings that (together with the associated outlook or review status, if applicable) are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

» Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

» Credit Ratings assigned based on the pass-through of a primary Rated Entity'sCredit Rating, including monoline or guarantee linked ratings; or

» Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs, or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

Tipping

Tipping occurs when a person who is in possession of Material Non-public Information about Moody's or any other Issuer (i) recommends that a third party Trade in the Issuer's Securities; or (ii) conveys such Material Non-public Information to a third party.

Trade

The term "Trade" (including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests himself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities) and entering into derivative transactions, including put options, calls and equity swaps as well as liquidating such derivative positions through purchase, sale or exercise.



MIS – MA Separation Policy

Issued by: Moody's Compliance Department
Applicable to: All MCO Employees
Effective Date: November 9, 2020

PURPOSE

The purpose of this policy is to provide guidance to Employees regarding the sharing of information between Moody's Investors Services (MIS)[1] and Moody's Analytics (MA). MIS and MA are affiliates of one another and subsidiaries of Moody's Corporation. As Employees of independent companies, separated legally, physically and operationally, MIS and MA Employees generally do not share business information with each other. In certain instances, however, information sharing is appropriate and permitted. This Policy provides guidance to Employees regarding the appropriate sharing of information between MIS and MA in order to mitigate any potential for the appearance of a conflict of interest.

POLICY

The remainder of this document is divided into two sections that separately address Corporate Interactions and Employee Interactions.

1.   Corporate Interactions

1.1   MIS and MA may share information and otherwise interact with each other where there is a valid business purpose for doing so and the interaction does not interfere with or compromise the integrity of MIS's business as a credit rating agency.

1.2   MIS and MA may enter into contractual arrangements for the provision of services and the license of products, services and other intellectual property from one business to the other. The terms of these agreements may permit certain types of information sharing.

2.   Employee Interactions

2.1   Confidential Information

Employees may share Confidential Information only with other Employees who have a business need to know that information. The sharing of Confidential Information that includes Covered MIS Information or Covered MA Information is subject to the additional restrictions described below.

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[1] Inlcuding the Employees of all Moody's Local Jurisdiction.

2.2   Covered MIS Information and Covered MA Information

Additional protection in the form of review and approval by both MIS and MA Compliance is required prior to the sharing of Covered MIS Information with MA Employees or Covered MA Information with MIS Employees. The requesting Employee must have a business need to know the particular Covered MIS Information or Covered MA Information. Compliance may impose certain requirements or controls to allow the sharing of the information.

For sake of clarity, except as provided above, MIS Employees:

i.   shall not communicate Covered MIS Information to MA Employees;

ii.   shall not allow non-MIS Employees[2] to have access to electronic files or paper files containing Covered MIS Information;

iii.   shall store Covered MIS Information securely in a manner that is designed to avoid disclosure to non-MIS Employees; and

iv.   shall only communicate Covered MIS Information to other MIS Employees who have a business need to know that information.

For sake of clarity, except as provided above, MA Employees:

i.   shall not communicate Covered MA Information to MIS Employees;

ii.   shall not allow non-MA Employees[3] to have access to electronic files or paper files containing Covered MA Information;

iii.   shall store Covered MA Information securely in a manner that is designed to avoid disclosure to non-MA Employees; and

iv.   shall only communicate Covered MA Information to other MA Employees who have a business need to know that information.

2.3   Sharing Covered MIS Information or Covered MA Information with Moody's Shared Services Employees

The standard for sharing Covered MIS Information and Covered MA Information is the same as for sharing Confidential Information under Section 2.1. MIS Employees may share Covered MIS Information and MA Employees may share Covered MA Information with Moody's Shared Services Employees who have a business need to know that information.

If you have questions about what constitutes Confidential Information, Covered MIS Information, or Covered MA Information, please contact the Compliance Department. If you have questions about whether sharing specific information is appropriate or would be covered under an existing information sharing arrangement, please contact your Manager, who will consult with the Compliance Department as necessary.

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[2]   The prohibition on sharing information with non-MIS Employees does not extend to Moody's Shared Services Employees who have a business need to know the information.

[3]   The prohibition on sharing information with non-MA Employees does not extend to Moody's Shared Services Employees who have a business need to know the information.

DEFINED TERMS

Confidential Information

Confidential Information is any competitively sensitive and/or material Non-public Information that is maintained or otherwise handled by Moody's, Moody's employees or others with whom Moody's does business, including, but not limited to:

» Non-public Information used for, or obtained from an issuer or its agent for the purpose of, determining a Rating and, if applicable the related rating Outlook or rating Review;

» information concerning a pending Rating prior to the announcement of that Rating;

» information concerning the rating committee process, including, but not limited to, the voting breakdown in committee, the fact that a member of the rating committee disagreed with the ultimate committee decision, and the names or titles of members of the committee;

» Non-public Information relating to Moody's customers and information provided by Moody's customers, including internal risk assessment models, information concerning the performance of those models, historical default data for loan portfolios, customer-specific loan pricing information, and information concerning portfolio composition and concentration;

» Moody's nonpublic financial information and sales projections;

» Information regarding Moody's business plans, strategies, proprietary systems, algorithms, formulas, methodologies, product designs, processes, research and development information and trade secrets;

» Special Personal Information.

Covered MA Information

Covered MA Information means:

(i) Non-public Information received from MA customers, including internal risk assessment models, information concerning the performance of those models, historical default data for loan portfolios, customer-specific loan pricing information, and information concerning portfolio composition and concentration; and

(ii) Non-public Information identifying a person or entity as a customer of MA.

Covered MIS Information

Covered MIS Information means:

(i) Non-public Information used for, or obtained from a rated entity or its agent for the purpose of, determining a Rating;

(ii) information concerning a pending Rating prior to the announcement of that Rating; and

(iii) information concerning the rating committee process, including, but not limited to, the voting breakdown in committee, the fact that a member of the rating committee disagreed with the ultimate committee decision, and the names or titles of members of a rating committee.

Information an Analyst knows is available to third parties on a non-confidential basis is not Covered MIS Information.

Employee(s)

An Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

MA

"MA" refers to Moody's Analytics, Inc. and the wholly-owned subsidiaries of MCO that engage in non-rating commercial activities.

MA Employee

MA Employee means any full-time or part-time employee of MA.

MCO

MCO refers to Moody's Corporation and its majority-owed affiliates.

MIS Employee

MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)

ML refers to Moody's Local and its affiliates that issue Ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Moody's Local (ML) Employee

The term Moody's Local Employee refers to any full-time or part-time employee of a Moody's Local entity.

Moody's Shared Services Employee

The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS, ML and/or MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

Non-Public Information

Non-public Information is information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).

Rated Entity

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT OR IMPAIRMENT. SEE MOODY'S RATING SYMBOLS AND DEFINITIONS PUBLICATION FOR INFORMATION ON THE TYPES OF CONTRACTUAL FINANCIAL OBLIGATIONS ADDRESSED BY MOODY'S RATINGS. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.
ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT.
CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY ANY PERSON AS A BENCHMARK AS THAT TERM IS DEFINED FOR REGULATORY PURPOSES AND MUST NOT BE USED IN ANY WAY THAT COULD RESULT IN THEM BEING CONSIDERED A BENCHMARK.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY CREDIT RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for ratings opinions and services rendered by it fees ranging from $1,000 to approximately $2,700,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."
Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for ratings opinions and services rendered by it fees ranging from JPY125,000 to approximately JPY250,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

Moody's



Policy Banning Structuring Recommendations Associated with Credit Ratings

Issued By:	Compliance Department
Applicable to:	All MCO Employees
Scope:	Global
Effective Date:	October 21, 2020

POLICY

MIS and Moody's Local (ML)[1] are prohibited from issuing or maintaining a Credit Rating[2] and, if applicable, the related rating Outlook or rating Review[3] where any Employee made recommendations to the Rated Entity or its Agent about the corporate or legal structure, assets, liabilities or activities of the Rated Entity, on how to achieve a better rating.

In addition to the prohibition above, Credit Rating Personnel must not make proposals or recommendations, either formally or informally, regarding the design of financial instruments on which MIS or ML is expected to issue a Credit Rating. These prohibitions do not apply to explanations and feedback provided on MIS's publicly disclosed methodologies.

Any Employee who believes he or she may have received a request for a Prohibited Recommendation must consult the *Procedure Banning Structuring Recommendations Associated with Credit Ratings* to determine what, if any, additional steps need to be taken.

DEFINED TERMS

Agent
Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

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[1] All references to Moody's Local apply to all Moody's Local entities except Bolivia, Panama and Peru.

[2] References to Credit Ratings include Risk Ratings offered by Moody's Local Argentina and Moody's Local Uruguay.

[3] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook or rating Review.

Credit Rating Personnel

Credit Rating Personnel are MIS Analysts, Managers of MIS Analysts, and any other MIS Employees in credit rating analytical roles who are involved in the development or approval of procedures or methodologies used in providing Credit Rating Services, Ancillary Services or Other Permissible Services. The definition of Credit Rating Personnel excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Rating process or (2) supports the Rating process solely through administrative tasks, such as entering information into internal systems.

Employee(s)

An Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

MCO

MCO refers to Moody's Corporation and its majority-owned affiliates.

MIS Employees

The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)

ML refers to Moody's Local and its affiliates that issue Ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Moody's Local – AR

Moody's Local – AR refers to Moody's Latin America Agente de Calificación de Riesgo S.A., whose corporate name will be changed to "Moody's Local AR Agente de Calificación de Riesgo S.A.", after the registration process before the Public Registry of Commerce.

Moody's Local - Uruguay (Moody's Local – UY, ML-UY)

Moody's Local – UY is the term used in policies and procedures to refer to Moody's Latin America Agente de Calificación de Riesgo S.A. ("MLA") as a rating agency providing its services in Uruguay under the brand name "Moody's Local - Uruguay". The corporate name of MLA will be changed to "Moody's Local AR Agente de Calificación de Riesgo S.A." ("Moody's Local - AR"), after the registration process before the Public Registry of Commerce in Argentina.

Other Risk (ML-AR, ML-UY)

Other Risks are any other risks different from credit risks, which can be requested by a customer of Moody´s Local – AR or Moody's Local - UY to rate, and for which Moody´s Local – AR or Moody's Local UY has a corresponding risk rating methodology registered before the Comision Nacional de Valores and the Banco Central del Uruguay accordingly.

Other Risk Assessments, Ratings or Related Activities (ML-UY)

Other Risk Assessments, Ratings or Related Activities are risk assessments, ratings or related activities other than Credit Ratings conducted by Moody's Local-UY.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult applicable Rating Symbols and Definition document.

Outlook (ML – AR, ML - UY)

An Outlook is an opinion regarding the likely direction of an issuer's Risk Rating over the medium term. For further information, please consult the applicable Rating Scales document.

Prohibited Recommendation

Any formal or informal recommendations by an employee provided to a Rated Entity or its Agent about the corporate or legal structure, assets, liabilities or activities of the Rated Entity for the purpose of achieving a better rating, and proposals or recommendations, made either formally or informally, regarding the design of financial instruments on which MIS is expected to issue a Credit Rating.

Rated Entity (ies)

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

Related and Complementary Activities ("Actividades Afines y Complementarias for Argentina") (ML - AR)

Related and Complementary Activities ("actividades afines y complementarias for Argentina") (Moody's Local-AR) are products and services provided by Moody´s Local – AR that are not Risk Rating Services, and shall not generate a conflict of interest with Moody´s Local – AR Risk Rating Services. Related and Complementary Activities ("Actividades Afines y Complementarias for Argentina") must be authorized by the Comisión Nacional de Valores, prior to its offering to the interested entities. The inexistence of conflicts of interest must be stated by Moody´s Local – AR Regulatory Compliance Officer through a report that shall be filed along with the approval request to the Comisión Nacional de Valores.

Risk Ratings (ML-AR)

Risk Rating (ML-AR) refers to Moody´s Local – AR professional activity, as requested by interested entities, provided according to registered Risk Rating Methodologies and a defined risk rating system for risk rating categories, that includes:

(i)   Credit Risk Rating – opinions on the solvency of an institution, a credit commitment, a debt security or similar, or an issuer; and

(ii) Rating of Other Risks - opinions on Other Risks.

Risk Ratings are not recommendations to purchase, sell nor maintain any tradable security. Risk Ratings exclude all Related and Complementary Activities ("Actividades Afines y Complementarias").

Risk Rating (ML-UY)

Risk Rating (ML-UY) refers to Moody´s Local – UY professional activity, provided according to registered Risk Rating Methodologies and a defined risk rating system for risk rating categories, that includes:

(i)   Credit Rating is an opinion from Moody's Local – UY regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories; and

(ii) Other Risk Assessments, Ratings or Related Activities are risk assessments, ratings or related activities other than Credit Ratings by Moody's Local - UY.

Review

A Review is an indication that a rating is under consideration for a change in the near term. For further information see the applicable Ratings Symbols and Definitions document.

Review (ML – AR, ML - UY)

A Review is an indication that a Risk Rating is under consideration for a change in the near term. For further information, please consult the applicable Rating Scales document.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT OR IMPAIRMENT. SEE MOODY'S RATING SYMBOLS AND DEFINITIONS PUBLICATION FOR INFORMATION ON THE TYPES OF CONTRACTUAL FINANCIAL OBLIGATIONS ADDRESSED BY MOODY'S RATINGS. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY ANY PERSON AS A BENCHMARK AS THAT TERM IS DEFINED FOR REGULATORY PURPOSES AND MUST NOT BE USED IN ANY WAY THAT COULD RESULT IN THEM BEING CONSIDERED A BENCHMARK.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY CREDIT RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for ratings opinions and services rendered by it fees ranging from $1,000 to approximately $2,700,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy." Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for ratings opinions and services rendered by it fees ranging from JPY125,000 to approximately JPY250,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.



Policy for Receipt, Review and Retention of External Complaints

Issued by: Compliance Department
Applicable to: All MIS Employees, All Moody's Local Employees and relevant MCO Employees supporting the MIS and/or Moody's Local ratings processes
Effective Date: October 21, 2020

POLICY

MIS and Moody's Local are required to provide for the receipt, review, and retention of certain complaints received from Rated Entities, their agents and other external parties. The purpose of this policy is to identify the types of complaints covered under the requirement.

COMPLAINTS COVERED BY THIS POLICY[1]

Complaints covered by this policy are communications received from a source outside of Moody's that contain:

a. Allegations of a specific violation of laws, regulations, the MIS Code of Professional Conduct, policies and/or procedures by MIS or by an MIS employee with respect to MIS's actions as a credit rating agency;

b. Allegations of a specific violation of laws, regulations, a Moody's Local Code of Professional Conduct, policies and/or procedures by a Moody's Local entity or by a Moody's Local Employee with respect to a Moody's Local entity's actions as a credit rating agency;

c. Specific factual assertions that a particular MIS or Moody's Local Credit Rating[2], model or methodology is unsupported or has been assigned or applied improperly; or

d. Allegations that an MIS or Moody's Local Employee who is involved in the initiation, determination, approval, maintenance, monitoring, changing or withdrawal of a Credit Rating has performed in a manner that violates laws, regulations, policies and/or procedures.

For purposes of this requirement, unless they meet one of the definitions above, the following are not in and of themselves considered to be Complaints: (1) general expressions of disagreement with particular Credit Ratings, the outcome of a Rating Committee or Risk Rating Consejo, or the models and/or methodologies used by MIS or Moody's Local in formulating its Credit Ratings; (2) an external request to appeal a Credit Rating; (3) a comment on whether in-use methodologies for determining Credit Ratings should be updated; or (4) a comment received by MIS or Moody's Local as part of the Request for Comment process.

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[1] In Japan, MJKK and MSFJ have also the implemented local Complaint Handling Rules.
[2] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook and rating Review.
[3] References to Credit Ratings include Risk Ratings and to the extent applicable, any related risk rating Outlook or risk rating Review in Moody's Local Argentina and Moody's Local Uruguay.

In addition, and subject to applicable law, anonymous complaints from Employees or external parties may be made via the Moody's Integrity Hotline as described in detail in Moody's Code of Business Conduct.

DEFINED TERMS

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Employee(s)

An Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

Issuer

The term Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit underlying the Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an Issuer.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and it affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)

ML refers to Moody's Local and its affiliates that issue ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Moody's Local Employee

The term Moody's Local Employee means any full-time or part-time employee.

Other Risk (L-AR, ML-UY)

Other Risks are any other risks different from credit risks, which can be requested by a customer of Moody´s Local – AR or Moody's Local - UY to rate, and for which Moody´s Local – AR or Moody's Local UY has a corresponding risk rating methodology registered before the Comision Nacional de Valores and the Banco Central del Uruguay accordingly.

Other Risk Assessments, Ratings or Related Activities (ML-UY)

Other Risk Assessments, Ratings or Related Activities are risk assessments, ratings or related activities other than Credit Ratings conducted by Moody's Local-UY.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult the applicable Rating Symbols and Definitions document.

Outlook (ML – AR, ML - UY)

An Outlook is an opinion regarding the likely direction of an issuer's Risk Rating over the medium term. For further information, please consult the applicable Rating Scales document.

Rated Entity (ies)

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

Review

A Review is an indication that a rating is under consideration for a change in the near term. For further information see the applicable Ratings Symbols and Definitions document.

Review (ML – AR, ML - UY)

A Review is an indication that a Risk Rating is under consideration for a change in the near term. For further information, please consult the applicable Rating Scales document.

Risk Rating (ML-AR)

Risk Rating (ML-AR) refers to Moody´s Local – AR professional activity, as requested by interested entities, provided according to registered Risk Rating Methodologies and a defined risk rating system for risk rating categories, that includes:

(i)   Credit Risk Rating – opinions on the solvency of an institution, a credit commitment, a debt security or similar, or an issuer; and

(ii)   Rating of Other Risks - opinions on Other Risks.

Risk Ratings are not recommendations to purchase, sell nor maintain any tradable security. Risk Ratings exclude all Related and Complementary Activities ("Actividades Afines y Complementarias").

Risk Rating (ML-UY)

Risk Rating (ML-UY) refers to Moody´s Local – UY professional activity, provided according to registered Risk Rating Methodologies and a defined risk rating system for risk rating categories, that includes:

(i)   Credit Rating is an opinion from Moody's Local – UY regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.; and

(ii)   (ii) Other Risk Assessments, Ratings or Related Activities are risk assessments, ratings or related activities other than Credit Ratings by Moody's Local - UY.

Risk Rating Consejo (ML - AR, ML - UY)

A Risk Rating Consejo is the committee in charge of a Risk Rating Action, according to the respective risk rating methodologies.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

Moody's
INVESTORS SERVICE

Policy for Internal Complaints Regarding MIS Ratings or the Ratings Process

Issued by:	MIS Compliance Department
Applicable to:	All MIS Employees
Scope:	Global
Effective Date:	December 18, 2017

POLICY

All Employees are encouraged to raise any and all concerns regarding potential violations of law, regulation or Moody's policy. This policy defines and describes the handling of certain types of complaints submitted by Employees regarding MIS Ratings and/or the MIS Rating Process. Nothing in this policy limits the ability of any Moody's Employee to raise any concern that may fall under the Moody's Code of Business Conduct or the Open Door Policy.

MIS is required to provide for the receipt, review and retention of complaints, as defined below, that are received from Employees. For complaints received from Rated Entities, their Agents, and other external parties, please refer to the Policy for Receipt, Review and Retention of External Complaints.

Complaints addressed by this policy, including anonymous complaints from Employees, may be made via the Moody's Integrity Hotline and/or via the Open Door Policy as described in Moody's Code of Business Conduct.

INTERNAL COMPLAINTS COVERED BY THIS POLICY

Complaints covered by this policy are communications, whether written or oral, made by Moody's Employees that contain:

a. Allegations of a specific violation of laws, regulations, the MIS Code of Professional Conduct, policies and/or procedures by MIS, or by an MIS Employee, with respect to MIS's actions as a Credit Rating Agency;

b. Specific factual assertions that a particular MIS Credit Rating[1], model or methodology is unsupported or has been assigned or applied improperly; or

c. Allegations that an MIS Employee who is involved in the initiation, determination, approval, maintenance, monitoring, changing or withdrawal of a Credit Rating has performed in a manner that violates laws, regulations, policies and/or procedures.

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[1] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook and rating Review.

For purposes of this requirement, unless they meet one of the definitions above, the following are not in and of themselves considered to be Complaints: (1) general expressions of disagreement with particular Credit Ratings, the outcome of a Rating Committee, or the models and/or methodologies used by MIS in formulating its Credit Ratings; (2) an internal request to appeal a Credit Rating; or (3) a comment on whether in-use methodologies for determining Credit Ratings should be updated.

REVIEWING COMPLAINTS

Upon receipt, the Compliance Department is responsible for reviewing all internal complaints and, in consultation with the appropriate personnel, determining what response, if any, is required. If the Compliance Department determines that further review is required, it will be responsible for conducting that review.

RECORD RETENTION

All records and documentation obtained or produced by the Compliance Department in connection with the review of an internal complaint, including all reports and other materials, must be maintained by the Compliance Department as set forth in the Appendix of Rating Services Record Retention Schedules, following the completion of the review.

DEFINED TERMS

Agents
An agent is any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Agency
Credit Rating Agency means a legal person whose occupation includes the issuing of credit ratings on a professional basis.

Employee(s)
An Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

MIS Employee
The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and it affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Rated Entity (ies)
A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.
To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."
Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.
Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.
MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.
MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

Moody's
INVESTORS SERVICE

Policy on Conflict of Interest Certification

Issued by: MIS Compliance Department
Applicable to: All MIS Employees
Effective Date: October 21, 2020

POLICY

An MIS Employee shall not approve, participate in or otherwise influence the determination of a Credit Rating[1], Indicative Rating or RAS, if the MIS Employee has a conflict of interest or circumstances create the impression of a conflict of interest that MIS deems to be unacceptable, in either case arising from any of the following with respect to the MIS Employee:

a. owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;

b. has a Family Member who owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;

c. has had a recent employment or other significant business relationship with the Rated Entity, its affiliates or identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

d. has a Family Member who works for the Rated Entity, its affiliates or identified third parties, in circumstances where this employment relationship either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

e. has, or had, any other relationship with the Rated Entity, its affiliates or identified third parties, or any related entity thereof that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

f. has, or had initiated, or participated in Fee Discussions with the Rated Entity, its affiliates or identified third parties, (excluding accidental receipt of fee information with participation from the MIS Employee and clearance in accordance with the Procedure for Fee Discussion);

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[1] All references to a Credit Rating in this document shall include the Credit Rating and, to the extent applicable, any related rating Outlook or rating Review.

g. has received gifts or entertainment or cash from the Rated Entity, its affiliates or identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable in accordance with the Policy for Solicitation, Acceptance of Money, Gifts, Favors, or Entertainment; or

h. has a Family Member who received gifts or entertainment or cash from the Rated Entity, its affiliates or identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable in accordance with the Policy for Solicitation, Acceptance of Money, Gifts, Favors, or Entertainment.

If an MIS Employee determines that an actual or potential conflict exists that would make such MIS Employee ineligible to participate in the process for determining a Credit Rating, or an Indicative Rating or RAS, the MIS Employee must (i) cease participation in the rating or assessment process and (ii) follow the steps outlined in the Procedure for Conflict of Interest Self-Certification and Attestation Acknowledgement.

DEFINED TERMS

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Personnel

Credit Rating Personnel are MIS Analysts, Managers of MIS Analysts, and any other MIS Employees in credit rating analytical roles who are involved in the development or approval of procedures or methodologies used in providing Credit Rating Services, Ancillary Services or Other Permissible Services. The definition of Credit Rating Personnel excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Rating process or (2) supports the Rating process solely through administrative tasks, such as entering information into internal systems.

Family Members

A Family Member is any of the following:

(i) an Employee's spouse or domestic partner;

(ii) a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more that casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangement;

(iii) an Employee's minor or dependent children;

(iv) any other relative sharing the same household as the Employee;

(v) any persons who do not live in the same household as the Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

(vi) any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy):

i.   whose managerial responsibilities are discharged by,

ii.   that is set up for the benefit of,

iii.   that is directly or indirectly controlled by, or

iv.   whose economic interests are substantially equivalent to, the Employee or any Family Member.

Fee Discussion

Fee Discussions are negotiations about fees for rating services and any discussions or correspondence (whether internal or external) relating to those negotiations.

Indicative Ratings

An Indicative Rating is a confidential, unpublished, unmonitored, point-in-time opinion of the potential Credit Rating(s) of an issuer or a proposed debt issuance by an issuer contemplating such a debt issuance at some future date. Indicative Ratings are not equivalent to and do not represent traditional MIS Credit Ratings. However, Indicative Ratings are expressed on MIS's traditional rating scale.

MIS

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult applicable Rating Symbols and Definition document.

Rated Entity (ies)

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

Rating Assessment Service (RAS)

The Rating Assessment Service or RAS is an assessment of the credit implications of a hypothetical transaction presented to MIS by a Rated Entity where the transaction may be considered transforming to the Rated Entities' business or condition. Given the hypothetical nature of these assessments, they are not made publicly available and are provided only to the Rated Entity and / or its agent. After August 24, 2014 you may refer to the Rating Symbols and Definitions Book for information on Rating Assessment Services products.

Review

A Review is an indication that a rating is under consideration for a change in the near term. For further information see the applicable Ratings Symbols and Definitions document.

Security

A Security is any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

Trade

The term "Trade" refers to any transaction by which a person acquires or divests himself/herself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities) and entering into derivative transactions, including put options, calls and equity swaps as well as liquidating such derivative positions through purchase, sale or exercise.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's Publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

For Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail clients. It would be dangerous for "retail clients" to make any investment decision based on MOODY'S credit rating. If in doubt you should contact your financial or other professional adviser.

For Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

MOODY'S
INVESTORS SERVICE

Policy for Fee Discussions

Issued by: MIS Compliance Department
Applicable to: All MIS Employees
Scope: Global
Effective Date: October 21, 2020

POLICY

a. Fee Discussions should be handled exclusively by the Account Management Group and/or the local representative of the Commercial Group.

b. Participation in Fee Discussions precludes the employee from participating in the determination of the Credit Rating and, if applicable, the related rating Outlook or rating Review[1]. This includes, but is not limited to, being a silent observer at a rating committee involving that Rated Entity or transaction.

c. Credit Rating Personnel involved in Fee Discussions must immediately contact their BUCO or LCO.

d. Credit Rating Personnel in receipt of fee information must follow the Procedure for Handling Receipt of Fee Related Information.

DEFINED TERMS

Commercial Group

The Commercial Group is the MIS department that is responsible for business strategy and planning, new business origination, and business relationships with Issuers and Rated Entities for MIS and Moody's Local.

Credit Rating Personnel

Credit Rating Personnel are MIS Analysts, Managers of Analysts, and any other MIS Employees in credit rating analytical roles who are involved in the development or approval of procedures or methodologies used in providing Credit Rating Services, Ancillary Services or Other Permissible Services. The definition of Credit Rating Personnel excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Rating process or (2) supports the Rating process solely through administrative tasks, such as entering information into internal systems.

Fee Discussion

Fee Discussions are any negotiations about fees for rating services and any discussions or correspondence (whether internal or external) relating to those negotiations.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult the Rating Symbols and Definitions document.

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[1] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook or rating Review.

Rated Entity (ies)

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency

Review

A Review is an indication that a rating is under consideration for a change in the near term. For further information see the Ratings Symbols and Definitions document.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT OR IMPAIRMENT. SEE MOODY'S RATING SYMBOLS AND DEFINITIONS PUBLICATION FOR INFORMATION ON THE TYPES OF CONTRACTUAL FINANCIAL OBLIGATIONS ADDRESSED BY MOODY'S RATINGS. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT.

CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY ANY PERSON AS A BENCHMARK AS THAT TERM IS DEFINED FOR REGULATORY PURPOSES AND MUST NOT BE USED IN ANY WAY THAT COULD RESULT IN THEM BEING CONSIDERED A BENCHMARK.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY CREDIT RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for ratings opinions and services rendered by it fees ranging from $1,000 to approximately $2,700,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy." Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for ratings opinions and services rendered by it fees ranging from JPY125,000 to approximately JPY250,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

MOODY'S INVESTORS SERVICE

MOODY'S
INVESTORS SERVICE

Policy for Solicitation or Acceptance of Money, Gifts, Favors, or Entertainment

Issued by:	Compliance Department
Applicable to:	All MIS Employees, ML Employees[1] and relevant Moody's Shared Services Employees supporting the MIS or Moody's Local ratings processes
Scope:	Credit Rating Personnel, Risk Rating Personnel
Effective Date:	October 21, 2020

POLICY

Credit Rating Personnel are prohibited from soliciting or accepting any money, gifts, favors, services or entertainment (hereinafter referred to as "Gifts") from any Rated Entity or any sponsor of any Rated Entity or its Agents. Note, this prohibition that Credit Rating Personnel cannot accept Gifts extends to all Rated Entities and their Agents, regardless of whether the Rated Entity is within the Credit Rating Personnel's area of analytic responsibility. For example, Credit Rating Personnel in the Structured Finance Group ("SFG") are prohibited from soliciting or accepting any Gifts from a Rated Entity rated by any Rating Group, not just those rated by SFG.

The restrictions in this Policy do not apply to promotional offers or items which Rated Entities or their Agents make available to the general public as part of their marketing programs, and which are unrelated to the Rating activities of MIS or ML or the business with MIS or ML.

Credit Rating Personnel can only accept minor incidentals provided in the context of a business interaction, such as light meals, pens and paper, limited to US $25 (or the local equivalent) per person, per business interaction, per day. As an example, Credit Rating Personnel can continue to accept simple hospitality, such as morning coffee and pastries, or a sandwich buffet or box lunch, when they meet at a Rated Entity or its Agent's office. However, the limit does mean that for all-day meetings, some arrangements will need to be made that allow Credit Rating Personnel to limit what they accept from a Rated Entity or its Agents. Alternative arrangements might include Credit Rating Personnel taking a break from the meeting and either going out to lunch without the Rated Entity or its Agent's employees, joining the Rated Entity or its Agent's employees for lunch but paying for their share of the meal, or paying for the entire meal. Credit Rating Personnel should consult, as necessary, with their Managers for guidance.

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1 All references to Moody's Local apply to all Moody's Local entities except Bolivia, Panama and Peru.

Except as otherwise noted herein, Credit Rating Personnel can not accept reimbursement from any third party for transportation, lodging, or incidental expenses incurred in connection with attendance at a conference or event sponsored in whole or in part by a Rated Entity, including where Credit Rating Personnel are speaking or presenting at the conference or event.[2] This prohibition does not apply to conference or event registration fees that can be waived for speakers and presenters.

Notwithstanding the prohibition above, Credit Rating Personnel can accept reimbursement for expenses incurred where they are speaking or presenting at conferences or events sponsored by industry associations or other non-Rated Entities provided that the reimbursing party is not a Rated Entity.

Persons Closely Associated are also prohibited from soliciting or accepting Gifts from any Rated Entity or its Agents, if: (i) the interaction with the Rated Entity or Agent is linked directly or indirectly with MIS's or ML's Rating activities: and (ii) it might cause or be perceived to cause a conflict of interest.

Unless such Gifts are so lavish or extravagant that they would create a conflict or the appearance of a conflict of interest between MIS and the Rated Entity or its Agent, or between ML and the Rated Entity or its Agent, Persons Closely Associated may solicit or accept Gifts from any Rated Entity or its Agent that are:

1. based on the Person Closely Associated's employment,

2. unrelated to:

    a. MIS's or ML's Credit Rating[4] activities,

    b. MIS's or ML's business relationships,

    c. the Rated Entity's or its Agent's interaction with Credit Rating Personnel

3. general marketing items from a Rated Entity or its Agent including where a Rated Entity or Agent has sponsored a sporting, cultural or charitable event that the Rated Entity or Agent typically provides to a larger group of people, which coincidentally includes a Person Closely Associated.

All Credit Rating Personnel must inform the relevant Persons Closely Associated of these prohibitions.

Credit Rating Personnel are under no obligation to ask Persons Closely Associated whether they have received a Gift from a Rated Entity or its Agent. In the event that Credit Rating Personnel become aware of the receipt of any Gift (excluding those in items 1 through 3 above) that a Person Closely Associated has accepted or solicited from a Rated Entity or its Agent, he/she must immediately report the Gift to his/her Manager and to the Compliance Department.

If Credit Rating Personnel errs by accepting or soliciting a Gift, he/she must immediately provide the following information to his/her Manager and to the Compliance Department: when the Gift was received, the estimated value of the Gift and from whom the Gift was received. The Compliance Department, in consultation with other departments as deemed necessary, will determine the appropriate course of action.

Violation of this policy could impair MIS's or ML's ability to issue or maintain Ratings in which those Credit Rating Personnel participated.

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[2] For purposes of this Policy, reimbursement also includes direct payment of any such expenses.
[4.] References to Credit Ratings include Risk Ratings offered by Moody's Local Argentina and Moody's Local Uruguay.

DEFINED TERMS

Agent
Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Analyst
An Analyst is any MIS Employee assigned to a ratings team with the title of Associate Analyst or higher whose function is to a) assign or monitor Ratings and, if applicable the related rating Outlook or rating Review, b) assist in drafting materials or developing deal specific models being considered for rating committees, or c) supervise MIS Employees included in (a) or (b) of this definition. The definition of Analyst excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Ratings process or (2) supports the rating process solely through administrative tasks, such as entering information into internal systems.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Personnel
Credit Rating Personnel are MIS Analysts, Managers of MIS Analysts, and any other MIS Employees in credit rating analytical roles who are involved in the development or approval of procedures or methodologies used in providing Credit Rating Services, Ancillary Services or Other Permissible Services. The definition of Credit Rating Personnel excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Rating process or (2) supports the Rating process solely through administrative tasks, such as entering information into internal systems.

Manager
A Manager is an employee who has personnel management responsibilities.

MIS Employee
The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)
ML refers to Moody's Local and its affiliates that issue Ratings under the "Moody's Local" brand name, A suffix will be added to specify each jurisdiction using the brand name.

Moody's Local Employees
The term Moody's Local Employee means any full-time or part-time employee of a Moody's Local (ML) entity.

Moody's Local – AR
Moody's Local – AR refers to Moody's Latin America Agente de Calificación de Riesgo S.A., whose corporate name will be changed to "Moody's Local AR Agente de Calificación de Riesgo S.A.", after the registration process before the Public Registry of Commerce.

Moody's Local - Uruguay (Moody's Local – UY, ML-UY)
Moody's Local – UY is the term used in policies and procedures to refer to Moody's Latin America Agente de Calificación de Riesgo S.A. ("MLA") as a rating agency providing its services in Uruguay under the brand name

"Moody's Local - Uruguay". The corporate name of MLA will be changed to "Moody's Local AR Agente de Calificación de Riesgo S.A." ("Moody's Local - AR"), after the registration process before the Public Registry of Commerce in Argentina.

Other Risk (ML-AR, ML-UY)

Other Risks are any other risks different from credit risks, which can be requested by a customer of Moody´s Local – AR or Moody's Local - UY to rate, and for which Moody´s Local – AR or Moody's Local UY has a corresponding risk rating methodology registered before the Comision Nacional de Valores and the Banco Central del Uruguay accordingly.

Other Risk Assessments, Ratings or Related Activities (ML-UY)

Other Risk Assessments, Ratings or Related Activities are risk assessments, ratings or related activities other than Credit Ratings conducted by Moody's Local-UY.

Person Closely Associated

"Person Closely Associated with" is defined as: (a) the spouse of the MIS or ML Employee or any partner of the MIS or ML Employee considered by national law as equivalent to the spouse; (b) according to national law, dependent children of the relevant person; (c) other relatives of the relevant person who have shared the same household as that person for at least one year on the date of the transaction concerned; (d) any legal person, trust or partnership, whose managerial responsibilities are discharged by a relevant person or a person referred to in letters (a), (b) and (c) above, or which is directly or indirectly controlled by such a person, or that is set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person.

Rated Entity (ies)

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

Rating Group

Rating Group refers to one of MIS's global analytical rating teams within Ratings and Research, for example, Global Financial Institutions (FIG).

Related and Complementary Activities ("Actividades Afines y Complementarias for Argentina") (ML - AR)

Related and Complementary Activities ("actividades afines y complementarias for Argentina") (Moody's Local-AR) are products and services provided by Moody´s Local – AR that are not Risk Rating Services, and shall not generate a conflict of interest with Moody´s Local – AR Risk Rating Services. Related and Complementary Activities ("Actividades Afines y Complementarias for Argentina") must be authorized by the Comisión Nacional de Valores, prior to its offering to the interested entities. The inexistence of conflicts of interest must be stated by Moody´s Local – AR Regulatory Compliance Officer through a report that shall be filed along with the approval request to the Comisión Nacional de Valores.

Risk Ratings (ML-AR)

"Risk Rating (ML-AR) refers to Moody´s Local – AR professional activity, as requested by interested entities, provided according to registered Risk Rating Methodologies and a defined risk rating system for risk rating categories, that includes:

    (i)   Credit Risk Rating – opinions on the solvency of an institution, a credit commitment, a debt security or similar, or an issuer; and

    (ii)   Rating of Other Risks - opinions on Other Risks.

Risk Ratings are not recommendations to purchase, sell nor maintain any tradable security. Risk Ratings exclude all Related and Complementary Activities ("Actividades Afines y Complementarias")."

Risk Ratings (ML-UY)
Risk Rating (ML-UY) refers to Moody´s Local – UY professional activity, provided according to registered Risk Rating Methodologies and a defined risk rating system for risk rating categories, that includes:

    (i)   Credit Rating is an opinion from Moody's Local – UY regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories; and

    (ii)   Other Risk Assessments, Ratings or Related Activities are risk assessments, ratings or related activities other than Credit Ratings by Moody's Local - UY.

Risk Rating Consejo (ML-AR, ML-UY)
A Risk Rating Consejo is the committee in charge of a Risk Rating Action, according to the respective risk rating methodologies.

Risk Rating Personnel (ML-AR, ML-UY)
Risk Rating Personnel are 1) Moody's Local – AR or Moody's Local – UY Analysts, 2) Managers of Moody's Local – AR or Moody's Local – UY Analysts, 3) Risk Rating Consejo members and 4) any other Moody's Local – AR or Moody's Local – UY Employees involved, directly or indirectly, in the development or approval of procedures or methodologies used in providing Moody´s Local – AR or Moody's Local – UY Risk Rating Services, or if applicable in the jurisdiction, Related and Complementary Activities. Risk Rating Personnel must be registered, if required by the applicable jurisdiction. The definition of Personnel excludes any Moody's Local – AR or Moody's Local – UY Employee assigned to a rating team who: (1) is not involved in the risk rating process or (2) supports the risk rating process solely through administrative tasks, such as entering information into internal systems

Risk Rating Services (ML-AR)
Risk Rating Services (ML-AR) are products and services provided by Moody´s Local – AR in relation to Credit Risk Rating and rating of Other Risks. Risk Ratings Services exclude all Related and Complementary Activities ("Actividades Afines y Complementarias"). According the Argentinian regulation, CRAs provide rating on tradable securities and other risks.

Risk Rating Servicesf (ML-UY)
Risk Rating Services (ML-UY) means any or all of the following: Credit Rating Services and Other Risk Assessments, Ratings or Related Activities.

Moody's
INVESTORS SERVICE

MOODY'S
INVESTORS SERVICE

Policy for Designating Non-Participating Rated Entities

Issued by:	MIS Compliance Department
Applicable to:	All MIS Employees and relevant Moody's Shared Services Employees supporting the MIS ratings process
Scope:	All Public Credit Ratings
Effective Date:	January 1, 2021

STATEMENT OF PURPOSE

The purpose of this policy is to define the practice of Moody's Investors Service ("MIS") with respect to publicly designating Rated Entities that, directly or through their Agents, have declined an invitation to participate in the Credit Rating process, in order to provide greater transparency regarding the nature of our interaction with Rated Entities.

POLICY

While MIS invites Rated Entities to participate in the Credit Rating process for all published Credit Ratings[1], we identify those Rated Entities that, directly or through their Agents, choose not to participate (expressly declining to participate or through failure to respond to MIS's offer to participate in the Credit Rating process.)

MIS indicates in Disclosure Forms and on www.moodys.com if a Rated Entity and/or its Agents has declined MIS's invitation to participate in the Credit Rating process as described above. In some jurisdictions, in accordance with local regulation, the non-participating status of a Rated Entity is also disclosed by MIS in Credit Rating Announcements.

This designation shall apply at the Rated Entity level and also be indicated in Disclosure Forms and on www.moodys.com at the security level for rated securities of those Rated Entities with non-participating status.

When MIS EU or MIS UK publishes a Credit Rating that is designated as an Unsolicited Credit Rating to a Rated Entity and the Rated Entity or Related Third Party is non-participating at the date of the publication of the Credit Rating, it applies colour coding.

ADDITIONAL FACTORS IN DESIGNATING A CREDIT RATING AS NON-PARTICIPATING:

1. Non-participation in the Credit Rating process is generally established on the basis of the absence of communication between the Rated Entity and/or its Agents and MIS on credit-related matters. Such communication includes, but is not limited to, the following: in-person meetings, video conferences, telephone conversations, emails, or other written communication with management of the Rated Entity regarding the Rated Entity's financial condition, credit profile, strategy, market position, or other topics that would inform our Credit Rating process.

[1] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related Outlook or Review.

For structured finance transactions, such communication also extends to the receipt of or direct access as an NRSRO to data or information used to initiate and/or monitor the transaction from the Rated Entity, the relevant sponsor, banker, servicer, collateral manager, trustee or other Agent of the Rated Entity, as well as information obtained from public sources. To determine participation status for structured finance transactions, the Rated Entity under this Policy could also be considered to include the sponsor, banker, servicer, collateral manager, trustee, or other Agent of the Rated Entity.

Communications with the Rated Entity and/or its Agents that are *not* considered to be participation in the Credit Rating process include:
   » any commercial discussions, including on matters such as fees, billings and payments;
   » discussion of general or industry methodologies or of Credit Rating practices; and
   » review of press releases for factual inaccuracies and/or the identification of Issuer Confidential Information.

2.   Under appropriate circumstances, MIS may consider additional factors in designating a Rated Entity as non-participating. We generally rely on the Rated Entity and/or its Agents to advise us that it intends to cease participation in the Credit Rating process. However, if MIS reasonably believes that a Rated Entity and/or its Agents is no longer participating, MIS may initiate contact to determine its intention.

In a corporate family involving a rated parent and one or more rated subsidiaries, the level of participation for the Rated Entity(ies) in that rated family is generally governed by participation at the corporate parent level and/or its Agents.

For unsupported stand-alone rated subsidiaries, the level of participation is governed by participation of each such rated subsidiary and/or its Agents.

Generally, if a Rated Entity's Credit Rating is dependent on a guarantee or insurance, the Rated Entity will be designated as non-participating only if neither the Rated Entity and/or its Agents nor the guarantor/insurer is participating.

DEFINED TERMS

Agent
Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt, or financial obligation, debt security, preferred share, or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share, or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Announcement
A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS may also publish a Credit Rating Action on related to public Credit Ratings www.moodys.com that is not accompanied by a Credit Rating Announcement.

Disclosure Form
The Disclosure Form is a form that contains regulatory disclosures and is published on www.moodys.com for

public Credit Ratings and in the rating folder of the Electronic Platform for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.

Electronic Platform

An Electronic Platform is the private web based electronic platform designated by MIS for certain communications to appropriate recipients relating to MIS's provision of private and/or unpublished products and services, such as Unpublished Monitored Loan Ratings, and Unpublished Monitored Private Placement Ratings.

Issuer

The term Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an Issuer.

Issuer Confidential Information

Issuer Confidential Information is any information received by MIS from an Issuer, its affiliates or its agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which MIS has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:

a. information that is publicly known;
b. information available to MIS on a non-confidential basis prior to disclosure by the Issuer or its agents;
c. information that becomes available to MIS on a non-confidential basis from a third party not reasonably known by MIS to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;
d. information developed independently by MIS;
e. information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or
f. information that is approved for public disclosure in writing by the Issuer, its affiliates or its agents.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

MIS EU

MIS EU refers to those MIS entities registered in the European Union pursuant to the EU regulation for credit rating agencies and its branches.

MIS UK

MIS UK refers to those MIS entities registered in the United Kingdom pursuant to the UK regulation for credit rating agencies and its branches.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)

ML refers to Moody's Local and its affiliates that issue Ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Moody's Shared Services Employees

The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS, ML and MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

NRSRO

A nationally recognized statistical rating organization, as such term is defined in the U.S. Securities Exchange Act of 1934.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult applicable Rating Symbols and Definition document.

Rated Entity (ies)

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

Related Third Party

Any party (including the originator, arranger, sponsor, or other party) that interacts with Moody's on behalf of a Rated Entity in connection with a Credit Rating Action for such Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

Review

A Review is an indication that a rating is under consideration for a change in the near term. For further information see the applicable Ratings Symbols and Definitions document.

Unsolicited Credit Rating:

Unsolicited Credit Rating are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

MOODY'S
INVESTORS SERVICE

Post-Employment Policy

Issued by: MIS Compliance Department
Applicable to: All MIS Employees
Effective Date: December 14, 2020

POLICY[1]

Due to regulatory legal requirements in various jurisdictions, MIS must conduct look-back reviews with respect to certain Departed MIS Employees who participated in determining a Credit Rating and, if applicable, the related rating Outlook or rating Review[2]. For purposes of this Policy, the phrase "participated in determining a Credit Rating" shall mean those MIS Employees who participated in the rating committee, assisted in drafting the materials specifically produced for the rating committee package for the Credit Rating Action, or worked with a rating team or Analyst on a model specific to the Credit Rating Action.

i. Look-back reviews must be conducted in those cases where MIS knows or reasonably can be expected to know that: (1) a Departed MIS Employee has taken a position as an employee of an obligor, issuer, underwriter or sponsor[3] of a security or money market instrument for which MIS issued a Credit Rating, and (2) such Departed MIS Employee participated in determining such Credit Rating (i) during the 12 month period from the last Credit Rating Action; and (ii) within 24 months prior to the date of termination from MIS.

ii. For a five year period after such Departed MIS Employee departs MIS's employ, MIS must undertake reasonable efforts to track that person's employment and report such information to the U.S. Securities and Exchange Commission under certain circumstances, as described in MIS's Post Employment Procedures; and

iii. Departed MIS Employees are prohibited from taking key management positions at a Rated Entity for which the Departed MIS Employee participated in the Credit Rating process for at least six months after the last Credit Rating in which the Departed MIS Employee participated. For purposes of this Policy, a key management position is any position at the Rated Entity that involves the responsibility for fundamental management decisions at the rated entity (e.g., CEO, CFO or Treasurer).

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1 In Japan, MJKK and MSFJ have implemented a local Post Employment Policy and Post Employment Procedures in accordance with local regulatory requirements. These policies and procedures conform generally to the MIS Post Employment Policy and Post Employment Procedures.

2 All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook or rating Review.

3 The reference to issuer, underwriter or sponsor as used throughout this Policy includes a financial firm with which the Departed MIS Employee had dealings as part of his or her duties at MIS.

DEFINED TERMS
Anticipated Ratings Process
Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Action
A Credit Rating Action is any one of the items below:

i.   the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;
ii. the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;
iii. a change in a Credit Rating (i.e., upgrade or downgrade);
iv. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);
v.   the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;
vi. an Affirmation of a Credit Rating; and
vii. a Withdrawal of a Credit Rating.

Departed MIS Employee
Departed MIS Employee means an individual who has worked for MIS, in any capacity, and has departed MIS's employ.

Moody's Investors Services, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee
The term MIS Employee means any full-time or part-time employee of MIS.

Outlook
An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult applicable Rating Symbols and Definition document.

Rated Entity (ies)
A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

Review
A Review is an indication that a rating is under consideration for a change in the near term. For further information see the applicable Ratings Symbols and Definitions document.

Subsequent Ratings Process
Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated

outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

» Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

» Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

» Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs, or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether the new debts or programs replace similarly structured debts, programs or credit facilities.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT.

CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY ANY PERSON AS A BENCHMARK AS THAT TERM IS DEFINED FOR REGULATORY PURPOSES AND MUST NOT BE USED IN ANY WAY THAT COULD RESULT IN THEM BEING CONSIDERED A BENCHMARK.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

Policy for Designating and Assigning Unsolicited Credit Ratings

Issued by:	MIS Compliance Department
Applicable to:	All MIS Employees and relevant Moody's Shared Services Employees supporting the MIS ratings process
Scope:	Global where permitted[1]
Effective Date:	January 1, 2021

STATEMENT OF PURPOSE

As a publisher of opinions about credit, Moody's Investors Service ("MIS") reserves the right to issue Unsolicited Credit Ratings. The purpose of this policy is to provide greater transparency to market participants with respect to Unsolicited Credit Ratings published by MIS. Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents, and may include Credit Ratings initiated by MIS.

POLICY[2]

I. Unsolicited Credit Ratings Not Initiated at the Request of the Rated Entity or its Agents

MIS discloses when it publishes a Credit Rating not initiated at the request of the Rated Entity or its Agents.

A designation of Unsolicited Credit Rating applies at the Rated Entity level or at the security level or potentially at both levels, depending on the circumstances.

MIS indicates the unsolicited nature of the Credit Rating in Disclosure Forms and on www.moodys.com. In some jurisdictions, in accordance with local regulation, MIS also indicates the unsolicited nature of the Credit Rating in Credit Rating Announcements.

When MIS EU and MIS UK publish a Credit Rating that is designated as an Unsolicited Credit Rating to a Rated Entity and the Rated Entity or a Related Third Party is non-participating[3] at the date of publication of the Credit Rating, MIS EU and MIS UK will apply color coding.

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[1]   Argentina and Mexico: Unsolicited Credit Ratings are not permitted as a signed rating services contract must be in place in order to initiate a rating relationship.

[2]   This policy shall apply to new rating assignments or other triggering event following the Effective Date of this policy. The concept of an "unsolicited credit rating" in this policy may be different than definitions MIS previously used. Certain existing credit ratings that were not deemed to be unsolicited when assigned, but would be deemed to be unsolicited following the Effective Date of this policy, may not be identified as such.

[3]   In accordance with the Policy for Designating Non-Participating Rated Entities.

MIS's publication of an Unsolicited Credit Rating will be conditioned, among other factors, on its determination that sufficient information is available to allow MIS to assign and maintain the Credit Rating.[4] MIS does not distinguish between solicited and Unsolicited Credit Ratings with respect to its credit rating methodologies.

II. MIS Initiated Unsolicited Credit Ratings

Within the context of Unsolicited Credit Ratings not initiated at the request of the Rated Entity or its Agents are Credit Ratings initiated by MIS. MIS may initiate and publish a Credit Rating when, among other things:

» The Credit Rating would provide an informational benefit to market participants; or
» The amount of the total debt or debt-like obligations issued is significant; or
» The type of security or the Issuer is new to the market; or
» The Credit Rating is analytically relevant for other analysis that MIS provides to the market.

The recommendation for MIS to initiate and publish a new Credit Rating (or a group of Credit Ratings) will be made by the Managing Director of the relevant Rating Group and approved by the Rating Group Head.

When MIS initiates a Credit Rating not requested by the Rated Entity or its Agents, MIS will not seek or accept remuneration for the relevant Credit Rating from the Rated Entity or its Agents for at least one year after publication of such Credit Rating. If, more than one year after the publication of such Credit Rating, MIS receives a subsequent solicitation for that Credit Rating from the Rated Entity or its Agents, MIS shall no longer designate the Credit Rating as unsolicited. Solicitation can be evidenced by a request, rating application or contract, payment of fees or other form of confirmation from the Rated Entity or its Agents.

MIS discloses when it publishes a Credit Rating not initiated at the request of the Rated Entity or its Agents. MIS also discloses when MIS has initiated that Credit Rating.

A designation of Unsolicited Credit Rating applies at the Rated Entity level or at the security level or potentially at both levels, depending on the circumstances.

MIS indicates the unsolicited nature of the Credit Rating in Disclosure Forms and on www.moodys.com. In some jurisdictions, in accordance with local regulation, MIS also indicates the unsolicited nature of the Credit Rating in Credit Rating Announcements.

When MIS EU and MIS UK publish a Credit Rating that is designated as an Unsolicited Credit Rating to a Rated Entity and the Rated Entity or a Related Third Party is non-participating[5] at the date of publication of the Credit Rating, MIS EU and MIS UK will apply color coding.

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[4] To the extent that MIS has access to the same information about an issuer or security as investors in any particular jurisdiction, MIS would generally expect to have sufficient information to assign and maintain a Credit Rating.

[5] In accordance with the Policy for Designating Non-Participating Rated Entities.

MIS's publication of an Unsolicited Credit Rating will be conditioned, among other factors, on its determination that sufficient information is available to allow MIS to assign and maintain the Credit Rating.[6] MIS does not distinguish between solicited and Unsolicited Credit Ratings with respect to its credit rating methodologies.

DEFINED TERMS

Agent
Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Announcement
A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS or Moody's Local may also publish a Credit Rating Action related to public Credit Ratings on www.moodys.com or www.moodyslocal.com that is not accompanied by a Credit Rating Announcement.

Issuer
The term Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an Issuer.

Managing Director
Managing Director refers to those MIS Employees who hold that title.

MIS EU
MIS EU refers to those MIS entities registered in the European Union pursuant to the EU regulation for credit rating agencies and its branches.

MIS Employee
The term MIS Employee means any full-time or part-time employees of MIS.

MIS UK
MIS UK refers to those MIS entities registered in the United Kingdom pursuant to the UK regulation for credit rating agencies and its branches.

Moody's Investors Service, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Shared Services Employee
The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS, ML and MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

Rated Entity (ies)
A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities

rated by a Moody's credit rating agency.

Rating Group

Rating Group refers to one of MIS's global analytical rating teams within Ratings and Research, for example, Global Financial Institutions (FIG).

Rating Group Head

A Rating Group Head is the Managing Director in charge of a global analytical rating team, for example, the Managing Director in charge of Global Financial Institutions (FIG), who reports to the Global Head of Ratings and Research.

Unsolicited Credit Rating (s)

Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

Moody's
INVESTORS SERVICE

MOODY'S
INVESTORS SERVICE

Policy for Analyst Rotation

Issued by: MIS Compliance Department
Applicable to: All Key Analysts
Scope: All Covered EU/UK Ratings and
Covered Non-EU/Non-UK Ratings except
where noted
Effective Date: January 1, 2021

I. SCOPE

MIS has adopted this Policy to implement a gradual rotation mechanism for Lead Analysts, Rating Analysts and Persons Approving Credit Ratings ("Key Analysts") who are assigned to a Covered EU/UK Rating or a Covered Non-EU/Non-UK Rating. For each Covered EU/UK Rating or Covered Non-EU/ Non-UK Rating, the relevant Key Analysts are subject to the Policy in any one of MIS's global offices[1].

II. POLICY

MIS's approach to Analyst Rotation is designed to rotate Key Analysts off Covered EU/UK Entities and Covered Non-EU Non-UK Entities. Upon assignment to a Covered EU/UK Rating or Covered Non-EU/Non-UK Rating, a Key Analyst is presumed to be involved in Credit Rating Activities with regard to the relevant Covered EU/UK Entity or Covered Non-EU/Non-UK Entity.

 For each Covered EU/UK Rating, MIS will rotate:

a.   Lead Analysts assigned to the same Covered EU/UK Rating after a maximum Time On Period of 4 years.

b.   Rating Analysts assigned to a Covered EU/UK Rating after a maximum Time On Period of 5 years.

c.   Persons Approving Credit Ratings (PACRs) assigned to a Covered EU/UK Rating after a maximum Time On Period of 7 years.

The Time On Period begins for each relevant Covered EU/UK Rating on the later of: (a) September 6, 2010; or (b) the date the relevant Key Analyst is assigned to a Covered EU/UK Rating. Other than for an Unsolicited Credit Rating and/or an EU Sovereign Credit Rating of a Covered EU/UK Entity, or a UK Sovereign Credit Rating of a

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[1]   Country-specific jurisdictional requirements apply to Mexico and Japan. Where Key Analysts are subject to supplemental and/or different analyst rotation rules in specific jurisdictions, the more stringent requirements will be applied with respect to Time On Period and Cooling Off Period. Please refer to the Policy for Moody's de Mexico Rotation and Policy for Analyst Rotation for Credit Ratings Assignments of Japanese Deals for more details.

Covered EU/UK Entity , the effective date to commence a Cooling Off Period will be no later than 30 June 2018 for relevant Rating Analysts and no later than 30 June 2020 for relevant PACRs.

For each Covered Non-EU/Non-UK Rating, MIS will rotate:

a. Lead Analysts assigned to the same Covered Non-EU/Non-UK Rating after a maximum Time On Period of 7 years, except in the case of Moody's Japan K.K. and Moody's SF Japan K.K., where local rules for Lead Analyst rotation will apply in accordance with the *Policy for Analyst Rotation for Credit Ratings Assignments of Japanese Deals*.

b. Rating Analysts assigned to a Covered Non-EU/Non-UK Rating after a maximum Time On Period of 8 years.

c. Persons Approving Credit Ratings (PACRs) assigned to a Covered Non-EU/Non-UK Rating after a maximum Time On Period of 9 years.

The Time On Period begins for each relevant Covered Non-EU/Non-UK Rating on the later of: (a) January 1, 2019; or (b) the date the relevant Key Analyst is assigned to a Covered Non-EU/Non-UK Rating.

After the maximum Time On Period, each Key Analyst will be subject to a Cooling Off Period before he or she can engage in Credit Rating Activities or be re-assigned as a Key Analyst to the same Covered EU/UK Rating or Covered Non-EU/Non-UK Rating.

Managing Directors are responsible for overseeing that Key Analysts in their reporting line are assigned to undertake Credit Rating Activities in a way that adheres to this Policy.

DEFINED TERMS

Agent
Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Cooling Off Period
A Cooling Off Period is a continuous two (2) year period that follows after the Time On Period and during which the relevant Key Analyst is not permitted to engage in Credit Rating Activities with respect to that Covered EU/UK Entity or Covered Non-EU/Non-UK Entity.

Covered EU/UK Entity
A Covered EU/UK Entity is a Rated Entity that has an active Covered EU/UK Rating assigned to it or issues securities that have an active Covered EU/UK Rating assigned to them, and/or, where relevant, any legal entity that acts as a Related Third Party for Analyst Rotation (RTPAR) to that entity.

Covered EU/UK Rating
Covered EU/UK Ratings are:

Public Credit Ratings issued where the Lead Analyst is employed by MIS France, Germany or UK (including their branches).

Covered Non-EU/Non-UK Entity
A Covered Non-EU/Non-UK Entity is a Rated Entity that has an active Covered Non-EU/Non-UK Rating

assigned to it or issues securities that have an active Covered Non-EU/Non-UK Rating assigned to them, and/or, where relevant, any legal entity that acts as a Related Third Party for Analyst Rotation (RTPAR) to that entity.

Covered Non-EU/Non-UK Rating

Covered Non-EU/Non-UK Ratings are:

Public Credit Ratings issued where the Lead Analyst is employed by MIS Australia, Hong Kong, Singapore, USA or Japan (including their branches).

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Activities

Credit Rating Activities means data and information analysis, evaluation, approval, issuance and the review of Credit Ratings and, if applicable, the related rating Outlook or rating Review. Credit Rating Activities do not include: (a) participating but not voting in a rating committee and/or portfolio review; (b) sharing knowledge and providing background information either with regard to the Credit Rating or as part of a comparison and/or portfolio review; or (c) conducting research including participation in the creation or updating of methodologies, models or assumptions.

EU Sovereign Credit Rating

An EU Sovereign Credit Rating is:

» where the Lead Analyst is located within the European Union or a branch of a Moody's European Union based entity;

   and

» the rating is of a State or regional or local authority of a State, i.e. regional or local government, *or*

» the ratings is of a debt or financial obligation, debt security or other financial instrument of a State or a regional or local authority of a state, i.e. regional or local government; or of a special purpose vehicle (SPV) for states, regional or local authority of a State, *or*

» the rating is of an international financial institution established by two or more states which has the purpose of mobilizing funding and providing financial assistance to the benefit of its members that are experiencing or threatened by severe financing problems.

For the purposes of this definition, SPV's include only those entities that were established directly by government(s) and do not undertake any real activity beyond acting as a financing conduit. As such, this would NOT include any of the financial institutions created to hold or divest the non-performing assets of banks (commonly referred to as "bad banks"), as these entities have substantial financial operations requiring decision-making by their management. Additionally, a sovereign SPV would NOT include any entity established as part of a Public Private Partnership project, as these SPVs were not established by government(s) and therefore are not considered an SPV <u>for</u> states, regional or local authorities.

Decisions as to whether or not an entity should be included as a SPV rest with a committee formed of MDs from the Sovereign and Sub-Sovereign lines of business.

Key Analyst

A Key Analyst is a person who is a Lead Analyst, a Rating Analyst or a Person Approving Credit Ratings.

Lead Rating Analyst, Lead Analyst or Lead

A Lead Rating Analyst, Lead Analyst, or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related rating Outlook or rating Review.

Managing Director

A Managing Director means those MIS employees who hold that title.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Person Approving Credit Ratings (PACR)

The Person Approving Credit Ratings (PACR) is the person who is designated to oversee and provide senior level approval for a Credit Rating Action. Designation of individuals as PACR is determined by each Rating Group.

Rated Entity (ies)

A Rated Entity means any entity rated by Moody's credit rating agency or any entity that issues securities rated by Moody's credit rating agency.

Rating Analyst

A Rating Analyst means a person who is not the Lead Analyst or the Person Approving Credit Ratings, who performs analytical functions that are necessary for the issuing of a Credit Rating; Rating Analysts are typically the junior analyst providing the primary support to the Lead Analyst.

Related Third Party for Analyst Rotation (RTPAR)

A Related Third Party for Analyst Rotation (RTPAR) means the originator, arranger, sponsor, servicer or any other party that interacts with a credit rating agency on behalf of a Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

Time On Period

The Time On Period means the period of time from the date a Key Analyst is assigned to a Covered EU/UK Rating or Covered Non-EU/Non-UK Rating until the date the Key Analyst ceases to be involved in Credit Rating Activities for that Covered EU/UK Rating or Covered Non-EU/Non-UK Rating and its relevant Covered EU/UK Entity or Covered Non-EU/Non-UK Entity.

Unsolicited Credit Rating

Unsolicited Credit Rating are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

UK Sovereign Credit Rating

A UK Sovereign Credit Rating is:

» where the Lead Analyst is located within the UK or a branch of a Moody's UK based entity;

and

» the rating is of a State or regional or local authority of a State, i.e. regional or local government, or

» the ratings is of a debt or financial obligation, debt security or other financial instrument of a State or a regional or local authority of a state, i.e. regional or local government; or of a special purpose vehicle (SPV) for states, regional or local authority of a State, or

» the rating is of an international financial institution established by two or more states which has the purpose of mobilizing funding and providing financial assistance to the benefit of its members that are experiencing or threatened by severe financing problems.

For the purposes of this procedure, SPVs include only those entities that were established directly by government(s) and do not undertake any real activity beyond acting as a financing conduit. As such, this would NOT include any of the financial institutions created to hold or divest the non-performing assets of banks (commonly referred to as "bad banks"), as these entities have substantial financial operations requiring decision-making by their management. Additionally, a sovereign SPV would NOT include any entity established as part of a Private Public Partnership project as these SPVs were not established by government(s) and therefore are not considered an SPV for states, regional or local authorities.

Decisions as to whether or not an entity should be included as a SPV rest with a committee formed of MDs from the Sovereign and Sub-Sovereign lines of business.

Moody's
INVESTORS SERVICE



Policy for Material Non-Public Information

Issued by: MIS Compliance Department
Applicable to: All MCO employees
Effective Date: October 21, 2020

POLICY[1]

Employees who have access to Confidential Information are not permitted to use or share that information for purposes of trading securities (such as Moody's stock) or for any other purpose except the conduct of our business. Insider trading (or dealing) laws and regulations globally prohibit buying or selling a company's securities while in possession of Material Non-Public Information about that company. You can also violate these laws by disclosing Material Non-Public Information to another person. If you make such a disclosure or use such information, you can be punished, even if you yourself stand to make no financial gain.

Information about a future rating action may be material, as may be the information disclosed to ratings teams by third parties during the course of the ratings process.

Questions regarding whether information is "Confidential," "Material" or what restrictions exist on the use or distribution of such information should be directed to the Compliance Department.

More detailed guidance regarding Material Non-Public and Confidential Information is also be found in the MCO Code of Business Conduct, the Moody's Investors Service Code of Professional Conduct, the applicable Moody's Local (ML) Code of Profressional Conduct, the MCO Securities Trading Policy and Moody's Corporation IT Use Policy.

DEFINED TERMS

Confidential Information

Confidential Information is any competitively sensitive and/or material non-public information that is maintained or otherwise handled by Moody's, Moody's employees or others with whom Moody's does business, including, but not limited to:

» non-public information used for, or obtained from an issuer or its agent for the purpose of, determining a Rating and, if applicable the related rating Outlook or rating Review;

» information concerning a pending Rating prior to the announcement of that Rating;

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[1] References to Moody's Local apply to all Moody's Local enities except Bolivia, Panama and Peru.

» information concerning the rating committee process, including, but not limited to, the voting breakdown in committee, the fact that a member of the rating committee disagreed with the ultimate committee decision, and the names or titles of members of the committee;

» non-public information relating to Moody's customers and information provided by Moody's customers, including internal risk assessment models, information concerning the performance of those models, historical default data for loan portfolios, customer-specific loan pricing information, and information concerning portfolio composition and concentration;

» Moody's nonpublic financial information and sales projections;

» Information regarding Moody's business plans, strategies, proprietary systems, algorithms, formulas, methodologies, product designs, processes, research and development information and trade secrets;

» Special Personal Information.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Services
Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

Credit Rating Services (ML-UY)
Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Other Risk Assessments, Ratings or Related Activities.

Material Information
Material Information means any information that: (i) might have an effect on the market for a Security generally; or (ii) might affect an investment decision of a reasonable investor. Examples of Material Information may include, but are not limited to: sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending MIS or ML rating actions. Information about pending or future MIS or Moody's Local rating actions or other material public announcements (including, but not limited to, research reports) is presumed to be Material Information. If there is any question as to whether or not a particular piece of information is Material Information, it should be assumed that it is Material Information.

Material Non-Public Information
Material Non-Public Information refers to that information that is both Material Information and Non-Public Information.

MCO
MCO refers to Moody's Corporation and its majority-owned affilites.

Moody's Investors Service, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors

Service" brand name.

Moody's Local (ML)

ML refers to Moody's Local and its affiliates that issue ratings under the "Moody's Local" brand name,

Non-Public Information

Information is considered to be "Non-Public Information" unless it has been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult applicable Rating Symbols and Definition document.

Outlook (ML-AR, ML-UY)

An Outlook is an opinion regarding the likely direction of an issuer's Risk Rating over the medium term. For further information, please consult the applicable Rating Scales document.

Rating

A Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.Rating (ML)

A Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services or Moody´s Local Related and Complementary Activities ("Actividades Afines y Complementarias").

Related and Complementary Activities ("Actividades Afines y Complementarias for Argentina") (ML - AR)

Related and Complementary Activities ("actividades afines y complementarias for Argentina") (Moody's Local-AR) are products and services provided by Moody´s Local – AR that are not Risk Rating Services, and shall not generate a conflict of interest with Moody´s Local – AR Risk Rating Services. Related and Complementary Activities ("Actividades Afines y Complementarias for Argentina") must be authorized by the Comisión Nacional de Valores, prior to its offering to the interested entities. The inexistence of conflicts of interest must be stated by Moody´s Local – AR Regulatory Compliance Officer through a report that shall be filed along with the approval request to the Comisión Nacional de Valores.

Review

A Review is an indication that a rating is under consideration for a change in the near term. For further information see the applicable Ratings Symbols and Definitions document.

Review (ML – AR, ML - UY)

A Review is an indication that a Risk Rating is under consideration for a change in the near term. For further information, please consult the applicable Rating Scales document.

Risk Rating Services (ML-AR)

Risk Rating Services (ML-AR) are products and services provided by Moody´s Local – AR in relation to Credit Risk Rating and rating of Other Risks. Risk Ratings Services exclude all Related and Complementary Activities ("Actividades Afines y Complementarias"). According the Argentinian regulation, CRAs provide rating on tradable securities and other risks.

Risk Rating Services (ML-UY)

Risk Rating Services (ML-UY) means any or all of the following: Credit Rating Services and Other Risk

Assessments, Ratings or Related Activities.

Special Personal Information

Special Personal Information is:

i. an individual's name in combination with the individual's:

    a. Social Security Number, Taxpayer Identification Number, passport number, driver's license number or other government-issued identification number;

    b. Financial account number, with or without any code or password that would permit access to the account;

    c. Credit card number; or

    d. Employee compensation information, performance evaluations and other information contained in employee personnel files; or

ii. an individual's name or a unique identification number in combination with race, religion, ethnicity, medical or health information, background check information or sexual orientation.

Special Personal Information is a type of Personal Information.

Moody's

MOODY'S
INVESTORS SERVICE

Policy for Withdrawal of Credit Ratings

Issued by:	MIS Compliance Department
Applicable to:	All MIS Employees and relevant Moody's Shared Services Employees supporting the ratings process
Scope:	Global excluding Japan
Effective Date:	January 1, 2021

POLICY

I. What is a Withdrawn Credit Rating?

MIS withdraws its Credit Rating when it no longer rates an entity, debt or financial obligation, debt issuance program, preferred share or other financial instrument for which it previously assigned a rating. If appropriate and feasible, Credit Ratings will be adjusted before the withdrawal to reflect MIS's current rating opinions.

NOTE: This policy and accompanying procedure do not apply when a Credit Rating committee assigns a Credit Rating to an issuance whose sale is canceled by the Rated Entity without the Credit Rating ever having been published. Because the obligation does not exist, and the Credit Rating was never published, the Credit Rating does not need to be withdrawn.

II. Reasons why MIS might withdraw a Credit Rating

MIS may withdraw a Credit Rating for any of the following reasons:

1) Incorrect, insufficient or otherwise inadequate information: MIS shall withdraw any Credit Rating if, in MIS's opinion: (i) the information available to support the Credit Rating – whether in terms of factual accuracy, quantity and/or quality – is insufficient to effectively assess the creditworthiness of the Rated Entity or the obligation; and (ii) such information is unlikely to be available to MIS in the near future.

2) Bankruptcy/Liquidation/Debt Restructuring/Write-down of a Structured Finance Security: if a Rated Entity defaults, enters bankruptcy, is liquidated, or restructures its debt, or if a structured finance security experiences a full or partial write-down that results in a zero current balance, it may no longer be useful or necessary for MIS to maintain a Credit Rating on that Rated Entity or that Rated Entity's obligations.

3) Reorganization: if a Rated Entity becomes the subject of a corporate reorganization or regulator-imposed restructuring, including a merger or acquisition, or enters into any other form of governmental administration, it may no longer be useful or necessary for MIS to maintain a Credit Rating on that Rated Entity or that Rated Entity's obligations.

4) Methodological thresholds for certain Structured Finance transactions: if the applicable Credit Rating Methodology states that MIS will not maintain Credit Ratings in the event that aspects of the transaction cross specified thresholds, MIS shall withdraw the Credit Rating.

- Small Pool Factor: when the size of the asset pool supporting the transaction falls below a level specified in the applicable Credit Rating Methodology.

- Non-Rated Asset Factor: when the principal balance of performing assets in the collateral pool without a Moody's Credit Rating, a credit estimate or a structured credit assessment exceeds a level specified in the applicable Credit Rating Methodology.

5) Maturity of Obligation or Termination of Program: the Credit Rating on an obligation will be withdrawn when the obligation is not outstanding or the program has been terminated. This includes when a debt matures, when a debt is called, when a debt is repaid before the maturity date, when a Credit Rating on a debt or program is issued and published but the debt is ultimately not issued, or the program is not closed, and/or when a debt is otherwise redeemed by the Rated Entity. Because Moody's may not receive timely notification in the event where a debt is called, redeemed, repaid or otherwise terminated before its stated maturity date, Moody's will generally withdraw such ratings once it learns of the event of termination, using the current date as the date of the withdrawal. A rating withdrawal may also be appropriate as a result of amendments to the transaction terms of an obligation.

6) Business Reasons: under certain circumstances, MIS will withdraw a Credit Rating for a Rated Entity or an obligation for reasons unrelated to the situations identified above. When MIS indicates that a Credit Rating was withdrawn for "business reasons," this often refers to MIS's business reasons, not the business reasons of the Rated Entity or obligor. In other circumstances, a Credit Rating that is withdrawn to satisfy an MIS regulatory obligation, other than one that is described in any of the other withdrawal reason categories described in Section II of the policy, will be considered withdrawn for "business reasons". MIS's business reasons generally do not reflect any concerns about the Rated Entity's creditworthiness or the quality of its management. Where appropriate, MIS's decision to withdraw a rating under these circumstances will attempt to balance the informational benefit to market participants from maintaining a Credit Rating against the resources required to maintain and monitor that Credit Rating or other business considerations.

7) Shareholding: MIS shall immediately assess whether there are grounds for withdrawing EU Credit Ratings or UK Credit Ratings [1] when they relate to a 10% Shareholder or an Impacted Rated Entity.

8) Conflicts of Interest: in any of the following cases, MIS may determine that it is necessary to withdraw a Credit Rating, if:

a) an MIS Employee who participates in the determination, approval or monitoring of a Credit Rating, or that employee's Family Member had or has direct Ownership in the Rated Entity or in any Related Third Party at the time the Credit Rating was determined;

b) an MIS Employee who either participated in the determination of the rating, the approval of the Credit Rating, or the monitoring of the Credit Rating, acted in violation of the MIS Fee Discussions Guidelines;

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[1] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook or rating Review.

c) an MIS Employee who either participated in the determination of the rating, the approval of the Credit Rating, or the monitoring of the Credit Rating, has had a relationship with the Rated Entity or a Related Third Party that constitutes a prohibited conflict of interest;

d) an MIS Employee who either participated in the determination of the rating, the approval of the Credit Rating, or the monitoring of the Credit Rating, or his or her Family Member, received gifts, including entertainment, in violation of the MIS Gifts and Entertainment Policy; or

e) either MIS or an entity associated with MIS made recommendations to the obligor or the Rated Entity, underwriter or sponsor of the security about the corporate or legal structure, assets, liabilities or activities of the obligor or Rated Entity of the security in violation of MIS policies or procedures.

9) Public Point-In-Time Credit Ratings: to meet market needs in certain sectors, MIS occasionally assigns a public Credit Rating on a "point-in-time" basis that is subsequently withdrawn as soon as practicable, before which it is subject to monitoring.

10) Provisional Rating [2]: MIS from time to time may assign a provisional rating when the rating committee has been able to assess the relevant risks of a transaction that has not yet issued into the market based on draft documentation. It is highly likely that the rating will become final after all documents are received, or an obligation is issued into the market. To the extent it is anticipated that the transaction does not close in the near future, or that certain tranches of the transaction are not issued, the applicable provisional ratings will be withdrawn.

11) Clerical Error: MIS will withdraw a Credit Rating if it was assigned as the result of an internal clerical error.

12) Full Write-Down of Principal Balance: For Structured Finance transactions only: if the principal balance of a structured finance security is fully written down to zero because of credit loss recognitions, then MIS will withdraw the credit rating.

III. Credit Rating Announcements Regarding Withdrawal of Credit Ratings

When a Credit Rating is withdrawn, MIS will issue an indication on www.moodys.com that the Credit Rating has been withdrawn and, depending on the reason for the withdrawal, may also issue a Credit Rating Announcement.

DEFINED TERMS

10% Shareholder

A 10% Shareholder is a Shareholder holding 10% or more of either the capital or the voting rights of Moody's Corporation, excluding holdings in diversified collective investment schemes and managed funds such as pension funds or life insurance, provided that the holdings in such schemes do not put the shareholder as referred above in a position to exercise significant influence on the business activities of those schemes.

Anticipated Ratings Process

Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies

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[2] Provisional Ratings may not be assigned by Moody's de Mexico (MDM).

indicated by the (P) notation have been fulfilled.

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Action

A Credit Rating Action is any one of the items below:

   i.   the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

  ii.   the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

 iii.   a change in a Credit Rating (i.e., upgrade or downgrade);

 iv. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

  v.   the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

 vi. an Affirmation of a Credit Rating; and

 vii. a Withdrawal of a Credit Rating.

Credit Rating Announcement

A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS or Moody's Local may also publish Credit Rating Action related to public Credit Ratings on www.moodys.com or www.moodyslocal.com that is not accompanied by Credit Rating Announcement.

Credit Rating Methodology

Credit Rating Methodology is defined in Moody's Rating Symbols and Definitions which is available on Moodys.com.

Electronic Platform

An Electronic Platform is the private web based electronic platform designated by MIS for certain communications to appropriate recipients relating to MIS's provision of private and/or unpublished products and services, such as Unpublished Monitored Loan Ratings, and Unpublished Monitored Private Placement Ratings.

EU Credit Rating

An EU Credit Rating is a Credit Rating assigned by an MIS entity registered as a credit rating agency in the EU and where the Lead Rating Analyst is located in the EU.

EU Rated Entity

An EU Rated Entity is an entity with an EU Credit Rating.

Family Members

A Family Member is any of the following:

   i.   an Employee's spouse or domestic partner;

  ii.   a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more that casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangement;

 iii.   an Employee's minor or dependent children;

 iv.   any other relative sharing the same household as the Employee;

  v.   any persons who do not live in the same household as the Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

vi.   any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy):

  i.   whose managerial responsibilities are discharged by,

  ii.   that is set up for the benefit of,

  iii. that is directly or indirectly controlled by, or

  iv.   whose economic interests are substantially equivalent to, the Employee or any Family Member.

Impacted Rated Entity
An Impacted Rated Entity is an EU Rated Entity in which a 10% Shareholder: (i) holds 10% or more of either the capital or voting rights or any other ownership interest of the relevant EU Rated Entity, or a Related Third Party, excluding holdings in diversified collective investment schemes and managed funds such as pension funds or life insurance; or (ii) is a member of its or a Related Third Party's administrative or supervisory board.

Lead Rating Analyst, Lead Analyst or Lead
A Lead Rating Analyst, Lead Analyst, or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related rating Outlook or rating Review.

MIS Employee
The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under "Moody's Investors Service" brand name.

Outlook
An Outlook is an opinion regarding the likely direction of an issuer's Credit Rating over the medium term. For further information, please consult applicable [Rating Symbols and Definitions](#) document.

Own, Owning and Ownership
The terms Own, Owning and Ownership refer to all methods by which an Employee or Family Member may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a security).

Subsequent Ratings Process
Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

» Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

» Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

» Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

Rated Entity (ies)

A Rated Entity means any entity rated by Moody's credit rating agency or any entity that issues securities rated by Moody's credit rating agency.

Related Third Party

Any party (including the originator, arranger, sponsor, servicer, or other party) that interacts with Moody's on behalf of a Rated Entity in connection with a Credit Rating Action for such Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

Review

A Review is an indication that a Credit Rating is under consideration for a change in the near term. For further information see the applicable Ratings Symbols and Definitions document.

Shareholder

A Shareholder includes a direct and indirect owner of Moody's Corporation stock.

UK Credit Rating

A UK Credit Rating is a Credit Rating assigned by an MIS entity registered as a credit rating agency in the UK and where the Lead Rating Analyst is located in the UK.

UK Rated Entity

A UK Rated Entity is an entity with a UK Credit Rating.

Unpublished Monitored Loan Rating (UMLR)

An Unpublished Monitored Loan Rating (UMLR) is a monitored Credit Rating of a loan or loans (or individual facilities within the same loan or loans) made to the Rated Entity which is distributed via an Electronic Platform.

Unpublished Monitored Private Placement Rating (UMPPR)

An Unpublished Monitored Private Placement Rating (UMPPR) is a monitored Credit Rating of a private placement of a Rated Entity which is distributed via an Electronic Platform to the recipients designated by the Rated Entity

Moody's
INVESTORS SERVICE

Moody's
INVESTORS SERVICE

Annual Report of Designated Compliance Officer

Issued by: Compliance Department
Applicable to: MIS
Effective Date: November 23, 2010

MIS's Designated Compliance Officer shall submit to the SEC an annual report on MIS's compliance with the securities laws and with MIS's policies and procedures ("Annual Compliance Report") that includes a description of any material changes to the Code of Professional Conduct and the Code of Business Conduct and to MIS's conflict of interest policies. The Designated Compliance Officer must certify that the Annual Compliance Report is accurate and complete.

Each year, beginning not later than January 15, the Designated Compliance Officer shall review MIS's compliance with the securities laws and MIS's policies and procedures during the prior calendar year, including any material changes to the Code of Professional Conduct or the Code of Business Conduct, and draft an Annual Compliance Report. The Annual Compliance Report shall be reviewed by the Office of the General Counsel prior to filing with the SEC.

The Designated Compliance Officer shall file the Annual Compliance Report with the SEC together with MIS's filing of its financial statements pursuant to Exchange Act Section 15E(k) and Rule 17g-3 thereunder, by not later than March 31 each year (90 days after the end of MIS's fiscal year).

This procedure supersedes all previously issued procedures and/or internal guidance documents concerning the subject matter herein to the extent that such are in direct conflict.

MOODY'S
INVESTORS SERVICE

Compensation of Designated Compliance Officer

Issued by: Compliance
Applicable to: Compliance
Effective Date: MAY 21, 2018
For Internal Use Only

The compensation of the Designated Compliance Officer and all employees within Compliance, while serving in such capacity, shall not be linked to the financial performance of MIS and shall be arranged so as to ensure the independence of the Designated Compliance Officer and Compliance; provided that the foregoing policy shall not prevent employees within Compliance, other than the Designated Compliance Officer, from participating in broad-based retirement plan benefits on the same terms and conditions made available to MIS Employees generally.

The General Counsel and the Chief Human Resources Officer shall cooperate on the implementation and ongoing monitoring of this requirement.

DEFINED TERMS

Compliance

The term Compliance means the Compliance Department and includes MIS Employees who are part of the Compliance Department.

Designated Compliance Officer

The Designated Compliance Officer (DCO) is the individual designated by MIS as its Designated Compliance Officer.

MIS Employee

The term "MIS Employee" means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name

Independence of Compliance

Issued by: MIS Compliance
Applicable to: Compliance
Scope: Global
Effective Date: May 21, 2018
For Internal Use Only

The Designated Compliance Officer and all other employees within Compliance shall not, while serving in such capacity:

1) Perform credit ratings;
2) Participate in the development of ratings methodologies or models;
3) Perform marketing or sales functions; or
4) Participate in establishing compensation levels, other than for employees working for the Designated Compliance Officer.

All employees in Compliance shall receive training upon beginning employment in that office, and annually thereafter, certify to compliance with these requirements. The Designated Compliance Officer shall be responsible for implementation and enforcement of these requirements within Compliance. An employee who becomes aware of a breach of this policy must report such breach to the General Counsel.

This policy supersedes all previously issued procedures and/or internal guidance documents concerning the subject matter herein to the extent that such are in direct conflict.

DEFINED TERMS

Compliance

The term Compliance means the Compliance Department and includes MIS Employees who are part of the Compliance Department.

Designated Compliance Officer (DCO)

The Designated Compliance Officer (DCO) is the individual designated by MIS as its Designated Compliance Officer.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employees

The term "MIS Employee" means any full-time or part-time employee of MIS.

MOODY'S
INVESTORS SERVICE

Credit Rating Refusal Policy

Issued by: MIS Compliance Department
Applicable to: All MIS Employees
Scope: Global
Effective Date: February 1, 2016

This policy, making reference to the current Moody's Investors Service Code of Professional Conduct ("MIS Code"), provides guidance on when MIS must refuse to provide a credit rating or may not refuse to provide a credit rating.

Specifically:

MIS may not refuse to issue a credit rating solely because underlying assets or structured finance instruments were previously rated by another CRA.

MIS may not, for an anti-competitive purpose, refuse to issue a credit rating, or withdraw or threaten to withdraw a credit rating for a structured finance product on the basis that all or a portion of the underlying assets are not also rated by MIS.

MIS must refuse to issue a credit rating where the quality of information available for assigning a credit rating is unsatisfactory or insufficient or raises serious questions as to whether MIS can provide a credible credit rating.

MIS must refuse to issue a credit rating in instances where the complexity of the structure of new types of financial instrument raises serious questions as to whether MIS can provide a credible credit rating

Compliance with this policy is important both for business reasons and to meet legal and regulatory commitments. Non-compliance with this policy may lead to disciplinary action up to and including termination.

1. PROHIBITION ON REFUSAL TO RATE

When transactions based on underlying assets, securities or structured finance instruments are proposed to MIS for rating, MIS may not:

Refuse to rate them solely because all or part of the underlying assets or structured finance instruments were previously rated by another credit rating agency.

NOTE: this prohibition on refusal to rate does not mean that MIS must use other agencies' ratings. Determination as to how to best determine the credit rating remains the analyst's and RC responsibility.

Refuse to rate them, for an anticompetitive purpose, on the basis that all or part of the underlying assets or securities are not rated by MIS.

MIS employees are prohibited from downgrading or withdrawing (or threatening to downgrade or withdraw) a rating solely on the basis that MIS doesn't continue to rate a certain amount of underlying assets or securities.

NOTE: this prohibition does not apply to other reasons to downgrade or withdraw.

2. PROHIBITION ON RATING WITH INSUFFICIENT INFORMATION
MIS employees must refuse to provide a rating when:

There is a lack of reliable data, or the quality of information available is not satisfactory or raises serious questions as to whether MIS can provide a credible credit rating.

NOTE: Determination as to the availability of satisfactory information is the RC's responsibility. The RC's decision is subject to the normal appeals process.

The complexity of the structure of a new type of financial instrument raises serious questions as to whether MIS has the analytical expertise to provide a credible credit rating

As stated in the Policy for Withdrawal of Credit Rating, MIS is also prohibited from maintaining an existing credit rating and must withdraw such a credit rating when there is a lack of reliable data or the quality of information available is no longer sufficient or satisfactory to continue upholding a reliable rating.

3. PROHIBITION ON RATING WHEN PROHIBITED BY LAWS, RULES OR REGULATIONS
MIS Employees must refuse to provide a credit rating when:

The issuance of such a credit rating is prohibited by applicable laws, rules or regulations.

This policy supersedes previously issued or prior policies, procedures or other written guidance to the extent they are inconsistent with this policy.

DEFINED TERMS

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

MIS
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee
The term MIS Employee means any full-time or part-time employee of MIS.

Outside Business Interests and Other Potential Conflicts Policy

Issued by: Compliance Department
Applicable To: All MCO
Scope: Global
Effective Date: January 1, 2021

POLICY

Moody's permits Employees to maintain Outside Business Interests as long as: (i) the Outside Business Interest does not create an actual or potential conflict of interest; (ii) the Outside Business Interest does not affect the ability of Employees to perform their professional responsibilities within Moody's, including obligations under their employment contracts with Moody's; and (iii) for MIS and Moody's Local (ML)[1] Employees, the MIS or ML Employee does not approve, participate in or otherwise influence the determination of a Credit Rating[2] that is associated with such Outside Business Interest.

An Employee may not participate in the selection of vendors, business partners or contractors, and MIS or ML Employees may not approve, participate in or otherwise influence the determination of the Credit Rating of any particular entity or obligation, where an actual or potential conflict might arise from an Outside Business Interest of the Employee or the business interests of the Employee's immediate relations (i.e., a spouse, partner, parent, child or sibling) or other close personal relationship.

An Employee may not engage in Outside Business Interests without prior written approval from his/her Manager and review by Compliance, as set forth in the related Outside Business Interests Procedures[3]. Further, as provided in the Moody's Code of Business Conduct and IT Use Policy, Employees may not use Moody's company resources, including telephones, fax machines and computers, to engage in activities related to Outside Business Interests.

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[1] References to Moody's Local apply to all Moody's Local entities except in Bolivia, Panama and Peru.

[2] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook or rating Review. References to Credit Ratings include Risk Ratings offered by Moody's Local Argentina and Moody's Local Uruguay.

[3] Employees should also be aware of any additional reporting requirements under local licensing laws.

An actual or potential conflict of interest between the professional responsibilities of an Employee and an Outside Business Interest may arise with an Outside Entity:

» That is a vendor, business partner, customer, contractor or competitor of Moody's

» That may be a competitor of Moody's, or offers a product or service similar to a product or service offered by Moody's

» That is a Rated Entity, or that is an affiliate of a Rated Entity

» That interacts with MIS or ML on behalf of a Rated Entity as a Related Third Party

» That receives non-Credit Rating Services from MIS or ML

» That provides compensation or remuneration for services as a board member

Additionally, an actual or potential conflict of interest could arise where the activities of the Moody's Employee's immediate relations or other close personal relationships could otherwise affect the Employee's ability to perform his or her professional responsibilities at Moody's.

MIS and ML Employees must be aware of the relevant Policy on Conflict of Interest Certification **and the relevant Procedure for Conflict of Interest Self-Certification and Attestation Acknowledgement in connection with the requirements of this Policy.**

OUTSIDE POSITIONS OF MOODY'S EMPLOYEES

An Employee serving in an Outside Position may be regarded as a representative of Moody's and might find his/her duties with such Outside Entity to be in conflict with Moody's interests. An Employee, therefore, may not assume any Outside Position that may create an actual or potential conflict of interest with the professional responsibilities the Employee performs for Moody's regardless of whether the Employee is compensated for such outside activities.

An Employee may accept Outside Positions only after receiving written approval from his/her Managers and review by Compliance as set forth in the Outside Business Interests Procedures. In general, board nominations or memberships for Rated Entities will not be approved. Further, requests by MIS or ML Employees to be nominated for or to serve on the board of directors of any Outside Entity (regardless of whether it is a for-profit or not-for-profit entity) generally will not be approved if such service includes any compensation or remuneration.

RECENT EMPLOYMENT OF MOODY'S EMPLOYEES

Employees who are new hires are required to report to their Manager any employment, or other relevant engagement as a director, officer, consultant or contractor, in the 12 months prior to joining Moody's, as set forth in the Outside Business Interests Procedures.

An Employee may be instructed by his/her Manager to refrain from participating in certain professional activities if the Employee has served within the past 12 months in an Outside Position with a vendor, business partner, contractor or customer of Moody's.

MIS and ML Employees may not approve, participate in or otherwise influence the determination of the Credit Rating of any particular entity or obligation if the MIS or ML Employee has, or had, served within the past 12 months in an Outside Position with a Rated Entity, its affiliate or a Related Third Party, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS or ML deems unacceptable.

SIGNIFICANT BUSINESS INTERESTS OF MOODY'S EMPLOYEES

An Employee may establish or maintain Significant Business Interests only after receiving written approval from their Managers and review by Compliance as set forth in the Outside Business Interests Procedures.

MA or MSS Employees may be instructed by their Manager to refrain from participating in certain professional activities if the Employee has, or had within the last 12 months, a Significant Business Interest in a vendor, business partner, customer or contractor of Moody's.

MIS and ML Employees may not approve, participate in or otherwise influence the determination of the Credit Rating of any particular entity or obligation if the MIS or ML Employee has, or had within the last 12 months a Significant Business Interest with the Rated Entity, its affiliate or a Related Third Party, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS or ML deems unacceptable.

BUSINESS INTERESTS OF IMMEDIATE RELATIONS

Actual or potential conflicts of interest may arise from the business interests of immediate relations (i.e., a spouse, partner, parent, child or sibling) with Rated Entities, their affiliates or Related Third Parties, or vendors, business partners, customers, contractors or competitors of Moody's. This can include employment by, or consulting, contracting or advising for such entities, as well as a Significant Business Interest in such entities.

As set forth in the Outside Business Interests Procedures, an Employee is required to disclose to his/her Manager any business interests of immediate relations of which he/she is aware that may reasonably create an actual or potential conflict of interest with the Employee's professional responsibilities at Moody's.

An Employees may be instructed by his/her Manager to refrain from participating in certain professional activities where an immediate relation has a business interest with a Rated Entity, its affiliate or a Related Third Party or with a vendor, business partner, customer, contractor or competitor of Moody's.

Managers are required to take steps as necessary so the Employee is not in a position to make or influence decisions as part of his or her position at Moody's in a way that may reasonably create an actual or potential conflict with such business interests.

OTHER RELATIONSHIPS

Actual or potential conflicts of interest also may arise from the business interests of those with whom an Employee has a close personal or other relationship (e.g., the employment of a close personal friend). As set forth in the Outside Business Interests Procedures, Employees are required to disclose to their Manager any such actual or potential conflicts of interest of which they are aware.

Managers are required to take steps as necessary so the Employee is not in a position to make or influence decisions as part of his or her position at Moody's in a way that may reasonably create an actual or potential conflict with such business interests.

DEFINED TERMS

Agent
Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or

financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Services

Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

Credit Rating Services (ML-UY)

Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Other Risk Assessments, Ratings or Related Activities.

Employee

An Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

Manager, Management or Managers

A Manager is an Employee with personnel management responsibilities.

MCO

MCO refers to Moody's Corporation and its majority-owned affiliates.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)

ML refers to Moody's Local and its affiliates that issue Ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Moody's Local – AR

Moody's Local – AR refers to Moody's Latin America Agente de Calificación de Riesgo S.A., whose corporate name will be changed to "Moody's Local AR Agente de Calificación de Riesgo S.A.", after the registration process before the Public Registry of Commerce.

Moody's Local - Uruguay (Moody's Local – UY, ML-UY)

Moody's Local – UY is the term used in policies and procedures to refer to Moody's Latin America Agente de Calificación de Riesgo S.A. ("MLA") as a rating agency providing its services in Uruguay under the brand name "Moody's Local - Uruguay". The corporate name of MLA will be changed to "Moody's Local AR Agente de Calificación de Riesgo S.A." ("Moody's Local - AR"), after the registration process before the Public Registry of Commerce in Argentina.

Moody's Local Employee(s)

The term Moody's Local Employee means any full-time or part-time employee of a Moody's Local (ML) entity.

Other Risk (ML-AR, ML-UY)

Other Risks are any other risks different from credit risks, which can be requested by a customer of Moody´s Local – AR or Moody's Local - UY to rate, and for which Moody´s Local – AR or Moody's Local UY has a corresponding risk rating methodology registered before the Comision Nacional de Valores and the Banco Central del Uruguay accordingly.

Other Risk Assessments, Ratings or Related Activities (ML-UY)

Other Risk Assessments, Ratings or Related Activities are risk assessments, ratings or related activities other than Credit Ratings conducted by Moody's Local-UY.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's Rating over the medium term. For further information, please consult the applicable Rating Symbols and Definition document.

Outlook (ML-AR, ML-UY)

An Outlook is an opinion regarding the likely direction of an issuer's Risk Rating over the medium term. For further information, please consult the applicable Rating Scales document.

Outside Business Interest

Outside Business Interest includes a Significant Business Interest in, or an Outside Position with, an Outside Entity that is not owned by Moody's.

Outside Entity

An Outside Entity refers to any for profit or not for profit entity not affiliated with Moody's, whether publicly or privately held, including charitable and government organizations, professional and trade organizations, or educational institutions. This may also include any unincorporated businesses or self-employment, including family or private businesses.

For purposes of this Policy, the following are not considered Outside Entities: local community organizations; for example, local churches, homeowners associations, rotary clubs, local charities or other local community organizations. The definition would also not include a corporation, partnership, trust or other entity established for personal financial planning or holding personal investments.

Outside Position

An Outside Position is employment of an Employee (full-time or part-time) by an Outside Entity, or working or acting (as a consultant, contractor, advisor, officer, director or otherwise) for the benefit of any Outside Entity, whether compensated or not. This includes when the Employee is engaging in part-time or secondary employment with an Outside Entity, but also in cases where an Employee is running his or her own business, participating in a family business, acting as a publisher of articles or holding outside lectures, or any other similar business activity, or selling products (to Moody's Employees or outside customers). A political position or appointment that includes compensation are considered an Outside Position.

Notwithstanding the above, Outside Position does not include instances where an Employee has been requested by Moody's management to represent Moody's on an industry council, advisory board or other Outside Entity in furtherance of Moody's interests.

Rated Entity (ies)

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

Related and Complementary Activities ("Actividades Afines y Complementarias for Argentina") (ML - AR)

Related and Complementary Activities ("actividades afines y complementarias for Argentina") (Moody's Local-AR) are products and services provided by Moody´s Local – AR that are not Risk Rating Services, and shall not generate a conflict of interest with Moody´s Local – AR Risk Rating Services. Related and Complementary Activities ("Actividades Afines y Complementarias for Argentina") must be authorized by the Comisión Nacional de Valores, prior to its offering to the interested entities. The inexistence of conflicts of interest must be stated by Moody´s Local – AR Regulatory Compliance Officer through a report that shall be filed along with the approval request to the Comisión Nacional de Valores.

Related Third Party

Any party (including the originator, arranger, sponsor, servicer, or other party) that interacts with Moody's on behalf of a Rated Entity in connection with a Credit Rating Action for such Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

Related Third Party (ML-AR)

Any party (including the originator, arranger, sponsor, servicer, or other party) that interacts with Moody's Local – AR on behalf of a Rated Entity in connection with a Risk Rating Action for such Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

Review

A Review is an indication that a rating is under consideration for a change in the near term. For further information see the applicable Ratings Symbols and Definitions document.

Review (ML-AR, ML-UY)

A Review is an indication that a Risk Rating is under consideration for a change in the near term. For further information, please consult the applicable Rating Scales document.

Risk Rating (ML-AR)

Risk Rating (ML-AR) refers to Moody´s Local – AR professional activity, as requested by interested entities, provided according to registered Risk Rating Methodologies and a defined risk rating system for risk rating categories, that includes:

(i)   Credit Risk Rating – opinions on the solvency of an institution, a credit commitment, a debt security or similar, or an issuer; and

(ii)   Rating of Other Risks - opinions on Other Risks.

Risk Ratings are not recommendations to purchase, sell nor maintain any tradable security. Risk Ratings exclude all Related and Complementary Activities ("Actividades Afines y Complementarias").

Risk Rating (ML-UY)

"Risk Rating (ML-UY) refers to Moody´s Local – UY professional activity, provided according to registered Risk Rating Methodologies and a defined risk rating system for risk rating categories, that includes:

(i)   Credit Rating is an opinion from Moody's Local – UY regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.; and

(ii)   Other Risk Assessments, Ratings or Related Activities are risk assessments, ratings or related activities other than Credit Ratings by Moody's Local - UY. "

"Significant Business Interest

A Significant Business Interest is (1) a financial interest or business relationship in a Rated Entity, its affiliates or Related Third Parties, or vendors, business partners, customers, contractors or competitors of Moody's (other than Reportable Securities as set forth in the Securities Trading Policy); or (2) a controlling interest in any Outside Entity which may influence a Moody's employee to make a decision based on that company's or his or her own interests rather than Moody's.

MOODY'S
INVESTORS SERVICE

Policy Prohibiting Sales and Marketing by Credit Rating Personnel

Issued by: Compliance Department
Applicable to: All MIS Employees and relevant Moody's Shared Services Employees supporting the MIS ratings process
Effective Date: October 21, 2020

POLICY

a. Credit Rating Personnel must not participate in Sales and Marketing of any product or service of MCO or its affiliates, must not engage in any internal or external communications that contain general or customer-specific fee information, and must not allow Sales and Marketing considerations to influence the provision of Rating Services.

b. Employees in the MIS Commercial Group and other MCO Employees involved in Sales and Marketing must not participate in determining or monitoring Credit Ratings or developing or approving procedures or methodologies for determining Credit Ratings. In addition, these Employees must not involve Credit Rating Personnel in Sales and Marketing.

c. Credit Rating Personnel who become involved in Sales and Marketing must immediately contact their BUCO or LCO.

d. Credit Rating Personnel in receipt of Sales and Marketing information must follow the Procedure for Handling Receipt of Sales and Marketing Information.

DEFINED TERMS

Commercial Group

The Commercial Group is the MIS department that is responsible for business strategy and planning, new business origination, and business relationships with Issuers and Rated Entities and MIS and ML

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Personnel

Credit Rating Personnel are MIS Analysts, Managers of MIS Analysts, and any other MIS Employees in credit rating analytical roles who are involved in the development or approval of procedures or methodologies used in providing Credit Rating Services, Ancillary Services or Other Permissible Services. The definition of Credit Rating Personnel excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Rating process or (2) supports the Rating process solely through administrative tasks, such as entering information into internal systems.

Employee(s)

Employee is any full-time or part-time employee of Moody's Corporation of any of its wholly-owned subsidiaries, wherever located.

MA

MA refers to Moody's Analytics and its subsidiaries.

MCO

MCO refers to Moody's Corporation and its majority-owned affiliates.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)

ML refers to Moody's Local and its affiliates that issue Ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Moody's Shared Services Employee

The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS, ML and MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

Rating

A Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.

Rating Services

Rating Services means any or all of the following: Credit Rating Services, Ancillary Services and/or Other Permissible Services.

Sales and Marketing

Sales and Marketing consist of meetings, discussions, email or other communications (whether internal or external) regarding customer-specific pricing, contracts, invoices, fees or sales data for any product(s) or service(s) offered by MCO.

For purposes of this policy, the following are not Sales and Marketing:

1. Writing or otherwise generating research for publication by MCO.
2. Sharing or discussing MIS and ML rating methodologies, ratings, opinions or research, general discussion about market developments and trends, MA research, or related products or services with issuers, subscribers, investors, intermediaries or other market participants, whether such communications occur via
   a. Meetings, telephone calls, video conferences, discussions, roundtables, email or other communications
   b. Presentations at or participation in market events, including events sponsored partly or fully by MIS and/or MA and events sponsored by other parties
   c. Other activities arranged or facilitated by representatives of MIS, ML and/or MA or conducted jointly by Credit Rating Personnel and other representatives of MIS, ML and/or MA.

3. Identifying opportunities and developing products and services to enhance the transparency, analytical rigor or independence of MIS or ML rating methodologies, research or opinions.

4. Other activities whose purpose is to enhance the transparency, analytical rigor or independence of MIS and ML rating methodologies, research or opinions.

Moody's
INVESTORS SERVICE

MOODY'S
INVESTORS SERVICE

Policy Regarding SEC Rule 17g-5(a)(3)

Issued by: MIS Compliance Department
Applicable to: All MIS Employees
Effective Date: August 5, 2019

POLICY

SEC Rule 17g-5(a)(3) was established to require the disclosure of information used to rate a 17g-5 SFI to non-hired NRSROs, potentially facilitating the ability to issue unsolicited ratings on such instruments. To address these requirements in connection with the rating of a 17g-5 SFI MIS will:

(A)   maintain a website ("MIS Website") listing each 17g-5 SFI for which MIS is in the process of determining an initial Credit Rating and will maintain this listing in compliance with applicable rules and regulations;

(B)   obtain from the Arranger of a 17g-5 SFI to be rated by MIS a written representation that MIS has determined it can reasonably rely upon that the Arranger Group will (1) maintain a password-protected website that is in compliance with applicable rules and regulations; (2) post all information to the website at the same time the information is provided to MIS; and (3) provide access to the website to any NRSRO that provides a certification described in SEC Rule 17g-5(e); and

(C)   implement necessary procedures to comply with SEC Rule 17g-5(a)(3). Among other things, such procedures will address:

  i.   processing a request for Credit Rating and other analytical review in connection with 17g-5 SFIs;

  ii.   the information exchange during the rating and monitoring processes;

  iii. reasonable reliance on the representations of an Arranger; and

  iv.   the maintenance of the MIS Website.

DEFINED TERMS

17g-5 SFI
An SFI that is subject to SEC Rule 17g-5(a)(3).

Ancillary Services
Ancillary Services are those products and services that are not Credit Rating Services and which may include market forecasts, estimates of economic trends, pricing analysis or other general data analysis as well as related distribution services.

Arranger

The Arranger is the issuer, sponsor or underwriter making the representations required to be obtained by MIS for transactions subject to SEC Rule 17g-5(a)(3).

Arranger Group

The Arranger Group is the Arranger and any third party with which the Arranger contracted to provide information to MIS, for the purpose of determining the initial credit rating or undertaking credit rating surveillance of the 17g-5 SFI.

Arranger Website

The password protected internet website where the Arranger of a 17g-5 SFI represents that it makes all of the information it provides to the hired NRSRO for the purposes of determining the initial credit rating or undertaking credit rating surveillance of the 17g-5 SFI available to any other NRSRO that provides the certification required under SEC Rule 17g-5(e).

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Moody's Investors Services, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

MIS Website

The password-protected internet website on which MIS maintains a list of each 17g-5 SFI for which it is currently in the process of determining an initial credit rating in chronological order and identifying the type of SFI, the name of the issuer, the date the rating process was initiated, and the URL of the Arranger Website. MIS must provide free and unlimited access to such password-protected internet website during the applicable calendar year to any NRSRO that provides MIS with a copy of the SEC Rule 17g-5(e) certification that covers that calendar year.

NRSRO

NRSRO refers to a nationally recognized statistical rating organization, as such term is defined in the U.S. Securities Exchange Act of 1934.

Other Permissible Services

Other Permissible Services are those products and services identified in MIS's Rating Symbols and Definitions, which are not Credit Rating Services or Ancillary Services.

Structure Finance Instrument (SFI)

An SFI is a financial instrument with a rating that carries the (sf) designator, as described in Moody's Rating Symbols and Definitions.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND CREDIT RATINGS AND RESEARCH PUBLICATIONS PUBLISHED BY MOODY'S ("MOODY'S PUBLICATIONS") MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, **MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.**

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER. ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's Publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S. To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.



Policy on Not Maintaining Credit Ratings on Issuers From Whom Moody's Investors Service Receives 10 Percent of its Annual Billings

Issued by: Compliance Department
Applicable to: All MIS Employees and relevant Moody's Shared Services Employees supporting the MIS ratings process
Effective Date: April 3, 2017

POLICY

Moody's Investors Service is prohibited from issuing or maintaining a Credit Rating on any single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber) from whom Moody's Investors Service receives 10 percent or more of its annual net billings.

DEFINED TERMS

Credit Rating

A Credit Rating is an opinion regarding the creditworthiness of an entity, a debt or a financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Issuer

An Issuer is any entity that issues debt, a credit commitment, or debt-like securities.

Moody's
INVESTORS SERVICE

Policy for Outsourcing MIS Important Operational Functions

Issued by:	MIS Compliance Department
Applicable to:	All MIS Employees and relevant Moody's Shared Services Employees supporting the MIS ratings process
Scope:	Global
Effective Date:	April 3, 2017

STATEMENT OF PURPOSE

This policy[1], and the related procedures, cover any Outsourcing relationship for an MIS Important Operational Function (IOF) entered into by a Moody's Contracting Party with a Service Provider.

POLICY:

1. MIS will not Outsource IOFs in a way so as to materially impair the quality of MIS's internal control of, or the ability of the relevant regulatory authorities to supervise, MIS's compliance with its obligations under relevant legal and regulatory requirements. In general, this means that:

    a. the Outsourcing will not result in the delegation of the responsibilities of Senior Management; and

    b. the Outsourcing will not compromise the regulatory registration status of the relevant MIS entity.

2. If MIS Outsources IOFs, it remains fully responsible for its legal and regulatory obligations and must satisfy itself that the Service Provider carries out the Outsourced services effectively.

If any Employee has questions or concerns regarding the applicability or implementation of this policy, seek the advice of MIS Outsourcing Group.

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[1] Note, MJKK and MSFJ have adopted certain 'Criteria for Selection Vendors concerning Personal Data Protection' which may contain additional requirements – if Outsourcing work for either of these two entities, please refer to such Criteria for details. Additional policies and procedure may apply to Outsourcing by Moody's Investors Service Pte Led. (Singapore) – please refer to the MIS Singapore Addenda to the Policy and Procedures.

DEFINED TERMS

Employee(s)
An Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

Important Operational Function or IOF
An Important Operational Function or IOF is a process, function or activity for which a defect or failure in its performance would materially impair the soundness or continuity of MIS's credit rating activities or MIS's ability to comply with legal or regulatory requirements relating to its credit rating activities.

MCO
MCO refers to Moody's Corporation and its majority-owned affiliates.

MIS Outsourcing Group
MIS Outsourcing Group is responsible for implementing the governance process for outsourced projects on behalf of MIS.

Moody's Contracting Party
Moody's Contracting Party is the relevant MIS entity or any other legal entity within the Moody's group of companies engaging a Service Provider to perform an Important Operational Function on behalf or for the benefit of an MIS entity.

Moody's Investors Service, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue ratings under the "Moody's Investors Service" brand name.

Outsourcing
Outsourcing (and all variants of it) means an arrangement of any form between Moody's Contracting Party and a Service Provider by which that Service Provider performs a process, service or activity that would otherwise be undertaken by the relevant MIS entity itself.

Senior Management
Senior Management means the person or persons who effectively direct the business of the relevant MIS entity and the member or members of its administrative or supervisory board.

Service Provider
Service Provider means a provider of Outsourced activities that is not the relevant MIS entity itself.



Anti-Bribery and Anti-Corruption Policy

Issued by:	Moody's Legal Department
Applicable to:	All Moody's Employees
Effective Date:	December 5, 2016

POLICY

It is the policy of Moody's (as defined below) to comply with all applicable anti-bribery and anti-corruption laws, including but not limited to the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act ("UKBA"), and all applicable anti-bribery and anti-corruption laws where Moody's operates, and to accurately reflect all transactions in Moody's books and records. It is also Moody's policy to require certain third-party intermediaries, agents, consultants and business partners who work on Moody's behalf to comply with these same laws and practices. This policy applies to Moody's Corporation and its wholly-owned subsidiaries (collectively, Moody's). Moody's majority-controlled subsidiaries have adopted substantially similar policies in consultation with Moody's Legal and Compliance Departments.

Making actual payments or even offering business courtesies (as described below) or anything else of value, such as gifts, entertainment or other hospitality, to public officials (as defined below) may violate the FCPA, the UKBA or other anti-bribery and anti-corruption laws. Commercial bribery (not involving public officials) is also illegal in many countries. This Policy prohibits all commercial or public sector bribery.

Moody's employees are prohibited from offering or paying bribes. Moody's employees are also prohibited from providing any business courtesy or other thing of value for the purpose of rewarding a person for performing a function or activity that he or she is otherwise required to perform, or for inducing or rewarding the improper performance of a function or activity. Whether a function or activity is performed "improperly" is judged by whether it breaches a reasonable person's expectation in relation to the performance of that function or activity, such as the expectation that a person will perform a function or activity impartially and in good faith.

For purposes of this Policy, outreach to and engagement with public officials (including legislators and regulators) for the purpose of advancing Moody's legitimate business interests is not considered improper, provided that such outreach or engagement complies with this Policy.

If you have questions about this Policy, please refer to the [Anti-Bribery Resource Center](#) for contact information.

PUBLIC OFFICIALS

Although this Policy prohibits both commercial and public sector bribery, payments to or on behalf of, and the offering of business courtesies to, public officials warrant close scrutiny and must undergo advance review and approval by Compliance (unless exempted pursuant to the exemptions below). For purposes of this Policy, "public official" is construed broadly and includes not only elected officials of a government, but also any officer or employee of a government or any department, agency or "instrumentality" thereof (such as a government-controlled company or other commercial enterprise) or of a public international organization. "Public official" also includes any person acting in an official capacity for or on behalf of any such government or department, agency or instrumentality, or for or on behalf of any such public international organization. Examples of public officials include the following:

» Head of state
» Royal family member
» Ministry or agency official
» Judge, magistrate or legislator
» Officer or employee of a government-controlled company, including government-controlled financial, banking, healthcare and transportation institutions and utilities
» Private person acting officially on behalf of a government department, agency or instrumentality
» Official of a public international organization (e.g., World Bank, IMF, UN)
» Employee of any government agency
» Political party, party official, or candidate for public office
» Employee of a government-sponsored pension or retirement plan

For purposes of the anti-bribery and anti-corruption laws, it is irrelevant whether a person is considered a public official by the government at issue.

If you have questions whether a particular person is considered to be a public official, or whether a particular entity is considered to be an "instrumentality," please refer to the [Anti-Bribery Resource Center](#) for the appropriate contact.

BUSINESS COURTESIES

Bribery is not limited to the payment of cash with corrupt intent, but also may include the provision of business courtesies or other things of value, such as gifts, hospitality or entertainment, for an improper purpose. It is never permissible to provide any business courtesy for a corrupt or improper purpose. In addition, no business courtesy may be given, directly or indirectly, to a public official except in cases that are approved by Compliance in advance, as provided below (unless exempted pursuant to the exemptions below).

Business courtesies could include, among other things:

» Gifts
» Promotional items
» Travel expenses
» Meals, entertainment, recreation and other hospitality
» Tickets to sporting, cultural or other events
» Charitable donations – whether in cash or various forms of sponsorship (such as dinners or golf tournaments)
» Business opportunities
» Discounted or free products or services
» Internships, secondment or employment for public officials or their family members
» Loans
» Assistance with medical care

Restrictions on Providing Business Courtesies To Business Contacts That Are Not Public Officials

Employees may provide business courtesies to any business contact only if the following general requirements are met:

1. The cost of the business courtesies must be reasonable and justifiable under the circumstances;

2. The business courtesies must comply with applicable laws;

3. The business courtesies must not reasonably be interpreted as an attempt to obtain or retain an improper business advantage, and must not reflect negatively on the reputation of Moody's or the recipient;

4. The business courtesies must be bona fide and must directly relate to a legitimate business purpose such as:

   a. the promotion, demonstration or explanation of Moody's products and services, or

   b. the execution or performance of a contractual obligation; and

5. The business courtesies must be supported by receipts and must be properly documented in accordance with any applicable expense reimbursement and accounting procedures, such as Moody's Travel & Entertainment Policy.

Restrictions on Providing Business Courtesies To Public Officials

Employees may provide business courtesies to public officials only if all of the general requirements listed above are met and under the following additional conditions:

    a. The business courtesies must be pre-approved by Compliance (unless exempted pursuant to the exemptions below);

    b. The business courtesies must be given in an open and transparent manner and must not be given to induce or reward the improper performance of an official function or activity;

    c. The business courtesies must not involve the transfer of cash; any business courtesies involving cash equivalents, such as gift cards or gift certificates, require pre-approval by Compliance; and

    d. In the case of an actual gift, such as a holiday gift, the business courtesies must not be extravagant in value, must be provided only to reflect esteem or gratitude, and must be infrequent (no more than two times per year).

To obtain Compliance pre-approval, you must complete a [Request for Pre-Approval to Provide Business Courtesies to Public Officials](#), found on the [Anti-Bribery Resource Center](#).

Exemptions from Pre-Approval Requirement for Certain Routine, Reasonable Business Courtesies Provided to Public Officials

From time to time, in the ordinary course of conducting its businesses, Moody's may provide routine, reasonable business courtesies to public officials that are exempted from the pre-approval requirement described above, provided that they are directly related to a legitimate business purpose and otherwise comply with all requirements set forth in this Policy, including compliance with local laws.

The exemptions are:

    a. Meals and refreshments provided to attendees, participants and speakers at Moody's conferences and events, provided that the costs of such meals and refreshments are reasonable given the venue;

    b. Meals and refreshments provided incidental to meetings with public officials, regardless of venue, provided that such meals and refreshments are of nominal value (less than or equal to US $50 per person or the relevant local equivalent);

    c. Moody's-branded items that are provided at Moody's events and conferences, provided that such items are of nominal value (less than US $50 per person or the relevant local equivalent); and

    d. Moody's research, provided that such research has already been published.

IF YOU HAVE ANY DOUBT ABOUT WHETHER A BUSINESS COURTESY FALLS WITHIN THESE EXEMPTIONS, CONTACT COMPLIANCE; REFER TO THE ANTI-BRIBERY RESOURCE CENTER FOR THE APPROPRIATE CONTACT.

COMMON SITUATIONS INVOLVING PUBLIC OFFICIALS

Advisory Boards/Committees

Moody's invites external parties to sit on a variety of Advisory Boards/Committees. Such an invitation, whether paid or voluntary, may be deemed to have value to the recipient. Accordingly, before offering such a position to a public official (or to a known family member or designee of a public official), you must obtain pre-approval.

Fees or payments for participation on such Advisory Boards/Committees may be permissible in exceptional circumstances. Before offering a public official (or a known family member or designee of a public official) a fee for participating on an Advisory Board/Committee, you must obtain pre-approval.

To obtain pre-approval, you must complete a [Request for Pre-Approval to Provide Business Courtesies to Public Officials](#), found on the [Anti-Bribery Resource Center](#).

Employment; Internships

Employment decisions, including paid or unpaid internships and secondments, must be based on merit and not made to improperly influence public officials. Accordingly, if a known family member or designee of a public official is seeking employment at Moody's, including a secondment or internship, you must obtain pre-approval before proceeding with the recruiting or employment process.

To obtain pre-approval, you must complete a [Request for Pre-Approval to Provide Business Courtesies to Public Officials](#), found on the [Anti-Bribery Resource Center](#).

Charitable Contributions and Donations

Requests from public officials for donations to specific charities or non-profit organizations, even if well-known, may be considered bribes if the donation is made to improperly influence any act or decision of that official. Any requests for such charitable contributions or donations must be pre-approved.

To obtain pre-approval, you must complete a [Request for Pre-Approval to Provide Business Courtesies to Public Officials](#), found on the [Anti-Bribery Resource Center](#).

Conference and Event Sponsorships; Delegation Trips

Conference and Event Sponsorships and any associated payments may be considered bribes if made to improperly influence any act or decision of a public official. Requests by public officials for Moody's to sponsor conferences or other events must be pre-approved.

Complimentary admissions and discounted registration fees for public officials to attend Moody's-sponsored conferences and events must be pre-approved. To obtain pre-approval, you must complete a Request for Pre-Approval to Provide Business Courtesies to Public Officials, found on the Anti-Bribery Resource Center.

Where public officials are invited as speakers at Moody's-sponsored conferences and events, paying for such public official's travel, meals and lodging must be pre-approved. To obtain pre-approval, you must complete a Request for Pre-Approval to Provide Business Courtesies to Public Officials, found on the Anti-Bribery Resource Center.

Where a delegation of public officials is invited to visit Moody's offices, this Policy generally prohibits the payment by Moody's of such public officials' travel, meals and lodging expenses. In exceptional cases, Moody's may approve such expenses and business courtesies, but pre-approval is required. To obtain pre-approval, you must complete a Request for Pre-Approval to Provide Business Courtesies to Public Officials, found on the Anti-Bribery Resource Center.

Family Members

Providing business courtesies to the family members of a public official is generally prohibited. In exceptional cases, Moody's may approve such business courtesies, but pre-approval is required. To obtain pre-approval, you must complete a Request for Pre-Approval to Provide Business Courtesies to Public Officials, found on the Anti-Bribery Resource Center.

FACILITATION PAYMENTS

The UKBA prohibits "facilitation payments," which are commonly defined as payments to governmental officials for routine governmental action to which the individual or company is legally entitled, such as processing papers, issuing visas and providing phone service. In other words, the official is ordinarily and commonly required to perform the duty but requires a relatively small "additional" payment to carry out that duty.

Facilitation Payments are prohibited under this Policy as a general matter. However, such payments may be made only in exceptional circumstances when, for, example, an employee is placed under duress and faces potential safety issues or personal harm. Under such circumstances you must report the payment to the Legal Department immediately and provide a description of the circumstances under which the payment was made. Such payments must be accurately described and recorded in Moody's books and records.

THIRD PARTY INTERMEDIARIES

Moody's must not make payments through third parties that, if made by Moody's itself, would violate this Policy or any applicable anti-bribery and anti-corruption laws. Accordingly, before entering into or renewing contracts with agents, consultants and other third party intermediaries who represent Moody's in customer or governmental matters, you must follow Moody's Covered Third Party Anti-Corruption Due Diligence and Contracting Procedures.

Global anti-bribery and anti-corruption laws cover a broad range of conduct. If you encounter a situation in which you are unsure about the appropriate course of action, or a situation not addressed in this Policy or the Moody's Code of Business Conduct, please refer to the Anti-Bribery Resource Center for the appropriate contact.

MOODY'S

Moody's
INVESTORS SERVICE

Policy on the Separation of Credit Rating Personnel from Commercial Information and Activities

Issued by:	MIS Compliance Department
Applicable to:	All MIS Employees, relevant MA Employees and relevant Moody's Shared Services Employees supporting the MIS ratings process
Scope:	Global
Effective Date:	April 3, 2017

I. POLICY

MIS requires the separation of its rating and commercial activities to prevent commercial considerations from compromising the integrity or independence of its Credit Ratings and Rating Services.

This Policy and the policies referenced below set forth various types of commercial information that cannot be shared with Credit Rating Personnel, and the various forms of commercial activities that Credit Rating Personnel cannot be involved in.

II. PROHIBITED INFORMATION AND ACTIVITIES

Credit Rating Personnel cannot be provided with:

1. Fee or pricing information, pursuant to the Policy for Fee Discussions;
2. Sales and Marketing information prohibited under the Policy Prohibiting Sales and Marketing by Credit Rating Personnel;
3. Other financial performance or competitive information relating to MIS and other credit rating agencies unless it is relevant to their non-analytical responsibilities and such information would not be reasonably expected to influence either the analysis or rating outcome for any particular Credit Rating or Rating Service;[1] or
4. Feedback or views on Credit Ratings or Rating Services relayed by non-Credit Rating Personnel that would be reasonably expected to influence either the analysis or rating outcome for any particular Credit Rating or Rating Service.

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[1] This provision is not intended to prohibit management from disseminating aggregate information through broad-based internal communications for the purpose of updating Credit Rating Personnel and other employees on the state of MIS or MCO.

In addition, Credit Rating Personnel cannot be involved in Sales and Marketing activities prohibited under the Policy Prohibiting Sales and Marketing by Credit Rating Personnel.

If you have any questions as to what constitutes prohibited information or activities, please contact the Compliance Department.

DEFINED TERMS

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Personnel

Credit Rating Personnel are MIS Analysts, Managers of MIS Analysts, and any other MIS Employees in credit rating analytical roles who are involved in the development or approval of procedures or methodologies used in providing Credit Rating Services, Ancillary Services or Other Permissible Services. The definition of Credit Rating Personnel excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Rating process or (2) supports the Rating process solely through administrative tasks, such as entering information into internal systems.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc.(MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Shared Services Employee

The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS and MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

Rating Services

Rating Services means any or all of the following: Credit Rating Services, Ancillary Services and/or Other Permissible Services.

Sales and Marketing

a. "Sales and Marketing" consist of meetings, discussions, email or other communications (whether internal or external) regarding customer-specific pricing, contracts, invoices, fees or sales data for any product(s) or service(s) offered by MCO.

b. For purposes of this policy, the following are not Sales and Marketing:
   1. Writing or otherwise generating research for publication by MCO.
   2. Sharing or discussing MIS rating methodologies, ratings, opinions or research, general discussion about market developments and trends, MA research, or related products or services with issuers, subscribers, investors, intermediaries or other market participants, whether such communications occur via

a. Meetings, telephone calls, video conferences, discussions, roundtables, email or other communications
b. Presentations at or participation in market events, including events sponsored partly or fully by MIS and/or MA and events sponsored by other parties
c. Other activities arranged or facilitated by representatives of MIS and/or MA or conducted jointly by Credit Rating Personnel and other representatives of MIS and/or MA.

3. Identifying opportunities and developing products and services to enhance the transparency, analytical rigor or independence of MIS rating methodologies, research or opinions.

4. Other activities whose purpose is to enhance the transparency, analytical rigor or independence of MIS rating methodologies, research or opinions.

Moody's
INVESTORS SERVICE

Policy on Anticompetitive Rating Practices (SEC Rule 17g-6)

Issued by: Compliance Department
Applicable to: All MIS Employees
Scope: Global
Effective Date: December 14, 2020

POLICY

As reflected in Moody's Code of Business Conduct, Moody's is committed to compliance with the competition laws of any country that apply to the Company's business. Moody's will not tolerate any business transaction or activity that violates those laws. The competition laws define acceptable behavior for competing in the marketplace. The general aim of these laws is to promote free and open competition based on quality, price and service.

Under SEC Rule 17g-6 MIS is prohibited from engaging in certain unfair, coercive, or abusive practices with respect to its Credit Ratings. In particular, MIS and its Employees are prohibited from doing any of the following:

a. conditioning or threatening to condition the issuance of a Credit Rating or a Credit Rating Action on the Rated Entity contracting for any other Rating Services or other products or service offered by MIS or MCO;

b. issuing, offering or threatening to issue a Credit Rating or take a Credit Rating Action not in accordance with MIS's methodologies based on whether the Rated Entity purchases or will purchase any other Rating Services or other products or services offered by MIS or MCO; or

c. modifying, offering or threatening to modify a Credit Rating not in accordance with MIS's methodologies based on whether the Rated Entity purchases or will purchase any other Rating Services or other products or services offered by MIS or MCO.

In addition, in connection with the Credit Rating of any Structured Finance Instrument, MIS and its Employees are prohibited from doing any of the following for an anticompetitive purpose:

a. downgrading or threatening to downgrade an existing Credit Rating unless all or a portion of the assets within the Structured Finance Instrument also are rated by MIS;

b. issuing or threatening to issue a lower Credit Rating unless all or a portion of the assets within the Structured Finance Instrument also are rated by MIS;

c. refusing to issue a Credit Rating unless all or a portion of the assets within the Structured Finance Instrument also are rated by MIS; or

d. withdrawing or threatening to withdraw a Credit Rating unless all or a portion of the assets within the Structured Finance Instrument also are rated by MIS.

Nothing in this Policy is intended to prevent MIS and/or its Employees from taking or refraining from taking a Credit Rating Action, or from initiating or concluding a review of a Credit Rating, based on credit considerations in accordance with MIS's policies, procedures and methodologies.

DEFINED TERMS

Anticipated Ratings Process
Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Action
A Credit Rating Action is any one of the items below:

i. the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;
ii. the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;
iii. a change in a Credit Rating (i.e., upgrade or downgrade);
iv. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);
v. the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;
vi. an Affirmation of a Credit Rating; and
vii. a Withdrawal of a Credit Rating.

MCO
MCO refers to Moody's Corporation and its majority-owned affiliates.

Moody's Investors Services, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee
The term MIS Employee means any full-time or part-time employee of MIS.

Rated Entity (ies)
A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that

is seeking a Credit Rating from MIS.

Rating

A Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.

Rating Services

Rating Services means any or all of the following: Credit Rating Services, Ancillary Services and/or Other Permissible Services.

Structured Finance Instruments (SFI)

An SFI is a financial instrument with a rating that carries the (sf) designator, as described in Moody's Ratings Rating Symbols and Definitions

Subsequent Ratings Process

Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

» Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

» Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

» Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs, or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND CREDIT RATINGS AND RESEARCH PUBLICATIONS PUBLISHED BY MOODY'S ("MOODY'S PUBLICATIONS") MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, **MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.**

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER. ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's Publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S. To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

MOODY'S
INVESTORS SERVICE

Policy Prohibiting MIS from Rating MCO

Issued by: Compliance Department
Applicable to: All MIS Employees
Scope: Global
Effective Date: December 27, 2016

POLICY

Pursuant to SEC Rule 17g-5(c)(3), this policy prohibits MIS from issuing or maintaining a Credit Rating with respect to any entity that has a controlling interest in MIS, which includes Moody's Corporation (MCO).

DEFINED TERMS

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

MCO

MCO refers to Moody's Corporation and its majority-owned affiliates.

MIS

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

Policy on Referring Violations of Law (SEC Rule 15E(u))

Issued by: Compliance
Applicable to: All MIS Employees
Scope: Global
Effective Date: May 02, 2016

POLICY

Under SEC Rule 15E(u), MIS is required to report certain information it receives from third parties alleging that a Rated Entity has committed a material violation of law. Specifically, MIS is required to refer to the appropriate law enforcement or regulatory authorities any information it receives from a third party and finds credible that alleges that an issuer of securities rated by MIS has committed or is committing a material violation of law that has not been adjudicated by a Federal or State court in the United States of America.

Any MIS Employee who becomes aware of an allegation from a third party he or she believes may fall within this requirement must promptly report such allegation to the Compliance Department using the applicable email address. In the EU, use ComplianceEMEA@moodys.com. In Japan, use Moody'sComplianceJapan@moodys.com. In all other locations, use Moody'sCompliance@moodys.com.

Upon receiving such a report, the Compliance Department, in consultation with the Legal Department, will evaluate the allegation to determine whether the matter should be referred to the relevant law enforcement or regulatory authorities under the requirements outlined above.

DEFINED TERMS

MIS

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

Rated Entity (ies)

A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.



Electronic Communications Monitoring Policy

Issued By:	Compliance Department
Applicable To:	Moody's Employees in Specified countries
Scope:	Global
Effective Date:	March 1, 2021

Subject to the country-specific exceptions noted below, Moody's monitors all emails and Instant Messages (or IMs), including email communications and IMs sent or received via Moody's remote access application on a personal mobile device (if deployed) and any documents attached to emails and IMs sent or received by Moody's employees in Argentina, Australia, Brazil, Canada, Costa Rica, Cyprus, the Czech Republic, France, Germany, Hong Kong, India, Italy, Japan, Lithuania, Mexico, Panama, People's Republic of China, Peru, Russia, Saudi Arabia, Singapore, South Africa, Spain, Sweden, the United Arab Emirates, the United Kingdom, and the United States for the following reasons:

a. to detect possible violations of the EU Regulation 1060/2009 on Credit Rating Agencies, United States law, including the Securities and Exchange Commission Rules regarding Nationally Recognized Statistical Rating Organizations, Moody's Code of Business Conduct (the "MCO Code"), the MIS Code of Professional Conduct, the Policy for Record Retention, the MIS-MA Separation Policy, the Policy for Securities Trading or other relevant policies, procedures, codes, laws and/or regulations in any relevant jurisdiction (together "Rules");

b. where it is necessary due to impending or threatened litigation, government or regulatory investigations, proceedings or requests, or internal investigations; and

c. where there is a concern that employees are engaging, or employees or former employees have engaged, in illegal, improper, or unethical activity.

Subject to the country-specific exceptions noted below, emails and IMs to be monitored will be selected by a dedicated software program and/or a Compliance Officer:

» on the basis of random sampling;

» on the basis of the presence of certain "Hot List" words or phrases. The Hot List is a list of words and phrases which, when contained in an email or IM, may indicate a potential violation of one or more Rules; and/or

» following a specific request by a Compliance Officer or member of the Legal Department for a "for cause" monitoring of certain emails or IMs.

Emails and IMs selected for monitoring will be reviewed under the direction of the Compliance or Legal Departments.

Monitoring pursuant to this Policy may result in the processing of employees' personal communications. Such communications will be processed in accordance with local law, the MCO Code, and any separate consents or other documents an employee has signed with respect to such processing.

If a reviewed email or IM is suspected of reflecting inappropriate communication or behavior in violation of any of the Rules, the email will be escalated for further Compliance review.

Country-Specific Exceptions

This policy is subject to the following country-specific exceptions:

a. in **Australia**, the monitoring of IMs with third parties will be carried out only on a case-by-case basis where there is a specific cause for concern;

b. in **Brazil**, emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read;

c. in **Canada**, the monitoring of IMs with third parties will be carried out only on a case-by-case basis;

d. in **Cyprus**, if it is apparent, or, on opening it becomes apparent, that an email or IM is personal, then it will not be opened or it will be closed immediately and not read further;

e. in the **Czech Republic**, monitoring will not be carried out on the basis of random sampling;

f. in **France**, monitoring will be of MIS Employees only. In addition, personal emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which leads the reader to believe that they are personal emails) will not be read except by the IT officer ("Administrateur du système informatique") and only: (i) where there is a risk of or on the occurrence of a particular event as defined by French case law; (ii) in the presence of the employee concerned; or (iii) provided that the employee has been formally asked to be present. The IT officer may disclose the content of such email(s) to the employer if they threaten the good technical running or safety of the IT applications or if it is necessary to safeguard the company's interest. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent that the email or IM is personal, it will be closed immediately and treated in the same way as emails expressly marked "personal" or "private" as described above;

g. in **Germany**, monitoring will not be carried out on the basis of random sampling or the presence of certain "Hot List" words or phrases. Monitoring will only be carried out on a case-by-case basis where there is specific cause for concern (i.e. potential criminal behaviour or a severe infringement of obligations under the employment contract). Emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent that the email or IM is personal, it will be closed immediately and not read further;

h. in **Italy**, monitoring will not be carried out on the basis of random sampling, and there will be no monitoring of IMs with third parties;

i. in **Lithuania**, monitoring will not be carried out on the basis of random sampling. Emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent that the email or IMs is personal, it will be closed immediately and not read further;

j. in the **People's Republic of China**, monitoring will not be carried out with respect to any IMs between a Moody's employee in the People's Republic of China and a third party where that third party has not consented to the monitoring of that IM. If it is apparent, or, on opening it becomes apparent, that an email or IM is personal, then it will not be opened or it will be closed immediately and not read further;

k. in **Peru**, emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent that the email or IM is personal, it will be closed immediately and not read further;

l. in **Russia**, monitoring will be carried out pursuant to the Electronic Communication Monitoring Policy of the Branch Office of Private Company Ltd. By Shares Moody's Investors Service Limited (UK), Moscow, Russian Federation;

m. in **Saudi Arabia**, emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent that the email or IM is personal, it will be closed immediately and not read further;

n.   in **Singapore**, monitoring will not be carried out with respect to any IMs between a Moody's employee in Singapore and a third party where that third party has not consented to the monitoring of that IM;

o.   in **Spain**, emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent that the email or IM is personal, it will be closed immediately and not read further;

p.   in **Sweden**, if it is apparent, or, on opening it becomes apparent, that an email or IM is strictly personal, then it will not be opened or it will be closed immediately and not read further. The monitoring of emails or IMs containing personal information will not go further than the minimum necessary for compliance purposes;

q.   in the **United Arab Emirates**, monitoring will not be carried out with respect to any email communication or IM between a Moody's employee in the United Arab Emirates and a third party where that third party has not consented to the monitoring of that email or IM. If it is apparent, or, on opening it becomes apparent, that an email or IM is personal, then it will not be opened or it will be closed immediately and not read further; and

r.   in the **UK**, monitoring of emails or IMs marked "personal" or "private" will be avoided wherever possible and any monitoring of such emails or IMs will not go further than the minimum necessary for compliance purposes and as permitted by law.

DEFINED TERMS

Instant Messaging, Instant Message or "IM"

Refers to Internet-based forms of electronic communication, including direct messaging, private messaging or chat functionality, that enable two or more users to communicate with each other in real time.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT.

CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY ANY PERSON AS A BENCHMARK AS THAT TERM IS DEFINED FOR REGULATORY PURPOSES AND MUST NOT BE USED IN ANY WAY THAT COULD RESULT IN THEM BEING CONSIDERED A BENCHMARK.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

MOODY'S
INVESTORS SERVICE

Policy for the Ability of Entities to Decline Publication of Requested Credit Ratings

Issued by: MIS Compliance Department
Applicable to: All MIS Employees and relevant Moody's Shared Services Employees supporting the MIS ratings process
Effective Date: May 4, 2020

POLICY

This policy explains the ability of an entity that is not publicly rated by MIS (entity and/or instrument) to decline the publication of a requested Credit Rating (known colloquially as the "right of refusal"). This applies to an entity domiciled outside the United States and issuing debt outside the United States. Such entity may decline the publication of a requested Credit Rating, regardless of the entity's ultimate decision on whether to issue debt.

Which Class of Entities Have the Ability to Decline Publication of a Requested Credit Rating?

The ability to decline publication of a requested Credit Rating applies to non-US domiciled entities issuing outside the US that apply for a Moody's Credit Rating. This includes non-US domiciled subsidiaries of parent companies domiciled in the US. This policy applies to all instruments, and all classes of entities (corporate, financial institution, regional and local government, sovereign, structured finance, project finance, and managed funds). It applies regardless of the rating level indicated (investment or speculative grade), or the amount of debt an entity has outstanding or may intend to issue.[1]

Where Does "Right of Refusal" Not Apply?

The ability to decline publication of a requested Credit Rating does not apply to US domiciled entities and to non-US Issuers issuing into the US market (including any 144A issuance, regardless of currency). In addition, the ability to decline publication of a requested public Credit Rating does not apply to Credit Ratings issued in the domestic markets of Mexico, Argentina and Uruguay. With regard to Japan, regulation requires a Credit Rating Agency to disclose the Credit Rating without delay after the "Fuyo"[2] is made, which means that the final communication of a Credit Rating to the Rated Entity and/or its Agents is deemed as Fuyo. Consequently, once the final draft of a Press Release that includes the determined Credit Rating is provided to the Rated Entity and/or its

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[1] For public Credit Ratings and Rating Assessment Service (RAS) issued in Brazil, please refer to the Policy for Disclosure of Requests for Credit Rating Assignments and Rating Assessment Service (RAS) in Brazil.

[2] "Fuyo", is a Japanese term that is construed by the JFSA to mean that a Credit Rating is finally determined by means of the CRA's own authority.

Agents, such entities are no longer allowed to refuse the disclosure of the Credit Rating that Moody's has determined.

Moody's also reserves the right to publish Credit Ratings in connection with a requested Credit Rating where such Credit Ratings are relevant to the rating analysis. For example, when an insurance company requests a Credit Rating on debt, they are assigned an insurance financial strength rating as an underlying and explanatory component of its debt rating. Moody's also reserves the right to publish inputs to ratings services which are used in helping assign Credit Ratings (such as Baseline Credit Assessments).

From time to time, Moody's may determine, due to the nature of a particular asset class and/or the degree and nature of credit risk posed to investors, that it intends to express its opinion to the market by rating such securities where possible, in accordance with our current policies and procedures, including in certain instances where our Credit Rating has not been requested by the Issuer. In these situations, the Issuer will not have the ability to decline the publication of the Credit Rating, regardless of whether the Credit Rating is requested by the Issuer, issued by Moody's without a specific request from the Issuer or has been previously declined by the Issuer pursuant to this Policy.

In all situations, if Moody's determines that it is proceeding with the issuance of an Unsolicited Credit Rating pursuant to its Policy for Designating and Assigning Unsolicited Credit Ratings, the Issuer does not have the ability to decline publication of an Unsolicited Credit Rating.

How Long is the Ability to Decline the Credit Rating Effective?

For entities that decline the publication of their Credit Rating, Moody's will forego publishing ratings for at least one year from the time the initial rating is communicated to the issuer/its agent, unless otherwise requested to do so by the entity. Should there be any revision to this policy at a future date, such changes will apply prospectively, unless otherwise required by law or regulation.

DEFINED TERMS

Agent
Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Indicative Ratings
An Indicative Rating is a confidential, unpublished, unmonitored, point-in-time opinion of the potential Credit Rating(s) of an issuer or a proposed debt issuance by an issuer contemplating such a debt issuance at some future date. Indicative Ratings are not equivalent to and do not represent traditional MIS Credit Ratings. However, Indicative Ratings are expressed on MIS's traditional rating scale.

Issuer
The term Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or

majority-owned subsidiary of an Issuer.

MIS Employee
The term MIS Employee means any full-time or part-time MIS employee.

Moody's Investors Service, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Shared Services Employee
The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS and MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

Rated Entity (ies)
A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

Unsolicited Credit Ratings
Unsolicited Credit Rating are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

Moody's
INVESTORS SERVICE

MOODY'S
INVESTORS SERVICE

Policy for Sovereign Ratings

Issued by:	MIS Compliance Department
Applicable to:	All MIS Employees, and relevant Moody's Shared Services Employees supporting the MIS ratings process
Scope:	Global
Effective Date:	January 1, 2021

PURPOSE

This policy is intended to describe the European Union ("EU") and United Kingdom ("UK") requirements that are mandated for certain Sovereign and Sub-Sovereign credits with a Lead Analyst based in the EU or the UK. Additionally, this policy incorporates those requirements that have been adopted by the Sovereign Group for global application.

POLICY

1. Applicability

This policy applies to all Sovereign Credit Ratings and Sub-Sovereign Credit Ratings that fall under the definition of an EU Sovereign Credit Rating or UK Sovereign Credit Rating, including, if applicable, any related rating Outlook or rating Review[1], except as noted. This policy does not apply to the Credit Ratings issued for municipal and municipal-related entities within the United States or to Sub-Sovereign Credit Ratings that are not captured by the definition of an EU Sovereign Credit Rating or UK Sovereign Credit Rating [2].

2. Review of Ratings

All Sovereign Credit Ratings and multilateral development bank Credit Ratings that appear on the Sovereign Release Calendar must be reviewed at least every six (6) months. Other multilateral development bank Credit Ratings will be reviewed at least annually. Those Sub-Sovereign entities that appear on the Sovereign Release Calendar must be reviewed at least every six (6) months. All other Sub-Sovereign Credit Ratings, except those that are endorsed for use in the EU and the UK, will be reviewed, at a minimum, on an annual basis. Other than this requirement regarding the frequency of certain Credit Rating reviews, all other terms of the *Policy on Periodic Review of Credit Ratings* and *Procedure on the Conduct of Portfolio Reviews* shall apply to Credit Rating reviews on the six-month cycle.

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[1] All references to a Sovereign Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook or rating Review.

[2] The EU and UK definitions of "Sovereign" credit ratings are more expansive than traditional Moody's use of the term and can include entities that have been traditionally viewed and categorized as a sub-sovereign entity by Moody's internally, including certain special purpose vehicles. For the purposes of this document, the term "sovereign" will follow the more expansive EU and UK definitions.

3.   Required Advance Notice of EU and UK Ratings and Reviews/Outlooks

MIS shall send to the European Securities and Markets Authority (ESMA) and to the Financial Conduct Authority (FCA), as well as publish on www.moodys.com by the end of December each year, the Sovereign Release Calendar for the forthcoming year that sets out the dates for the publication of solicited and Unsolicited EU Sovereign Credit Ratings and/or UK Sovereign Credit Ratings. Any updates made to the Sovereign Release Calendar throughout the year, must also be provided to ESMA and to the FCA and published on www.moodys.com. The publication dates for both solicited and Unsolicited Credit Ratings must be on a Friday.

Deviations from the Sovereign Release Calendar are permitted in situations where maintaining the Credit Rating at the existing level may give a false or misleading impression regarding MIS' current opinion of the creditworthiness of the relevant entity or the debt. Additionally, EU Sovereign Credit Ratings assigned in the Anticipated Ratings Process or the Subsequent Ratings Process may be issued on non-calendar days when such deviations from the Sovereign Release Calendar will help to ensure the orderly functioning of the debt markets.

4.   Single Country Credit Rating Announcements For EU Member States and the UK

Where the Lead Analyst is located within the EU or the UK, when announcing a Credit Rating Action for an EU or the UK Member State, MIS will not combine, in the same Credit Rating Announcement, an analysis concerning more than one EU or the UK Member State. However, MIS is permitted to issue an umbrella press release indicating that two or more Credit Rating Announcements for EU Member States or EU Member States and the UK have been published.

5.   Prohibition on EU/UK Policy Prescriptions/Recommendations

In addition to the terms of the Policy Banning Recommendations Associated with Credit Ratings, additional requirements regarding the analysis of a particular sovereign's policies shall apply to EU Sovereign Credit Ratings and UK Sovereign Credit Ratings. While policy analysis may serve as an element underlying a Credit Rating determination, the following shall not be included in the Credit Rating Announcement: 1) policy recommendations, or 2) policy prescriptions, or 3) policy guidelines for the Rated Entity to follow. MIS will also apply this prohibition to credit research materials related to EU Sovereign Credit Ratings and UK Sovereign Credit Ratings.

6.   EU/UK Limitations Related to the Communication of Rating Actions or Potential Rating Actions

All Credit Rating Actions for those issuers, and their instruments, listed on the Sovereign Release Calendar, except for EU Sovereign Credit Ratings assigned in the Anticipated Ratings Process or the Subsequent Ratings Process, are to be published after the close of business hours of EU regulated markets and at least one hour before they open. To meet this requirement, MIS will release all Credit Rating Actions on EU Sovereign Credit Ratings after the close of markets at 21:30 (9:30 PM) London time or prior to the opening of markets at 06:00 (6:00 AM) London time. In accordance with current policies and procedures, the announcement of changes or the intent to review for changes to EU Sovereign Credit Ratings, shall be communicated via a Credit Rating Announcement.

7.   Credit Research and Confidential Information

MIS may continue to publish credit research on sovereigns and their debt. However, credit research should not be used to announce any changes to or the intent to review for changes to an EU Sovereign Credit Rating or

UK Sovereign Credit Rating. Additionally, whenever Issuer Confidential Information regarding a sovereign has been provided to MIS, this information should be treated in accordance with MIS's existing policies and procedures relating to the treatment of Issuer Confidential Information. Employees producing credit research, in accordance with current policies and procedures, will endeavor to: 1) preserve the confidentiality of such information provided by an Issuer or Agent, 2) refrain from publicly disclosing said confidential information, unless the issuer has granted permission to disclose the information, and 3) refrain from selectively disclosing Issuer Confidential Information and Non-Public information about a future Sovereign Credit Rating action. For more information see the MIS Code of Professional Conduct and the Policy for Material Non-Public Information.

8. Required Information Associated with a Sovereign Rating

Whenever a Credit Rating Announcement is published regarding a Sovereign Credit Rating, MIS will explain, in a clear and easily comprehensible manner, the assumptions, parameters, limitations uncertainties and any other elements that were taken into account when deciding the Rating or Review and/or Outlook determination. Generally, Credit Rating Announcements serve as the method for disseminating this required information. For EU Sovereign Credit Ratings assigned in the Anticipated Ratings Process or the Subsequent Ratings Process, the original Credit Rating Announcement for the underlying Credit Rating will serve as the method for disseminating this required information. Additionally, when the rating determination involves either 1) a change from the current Rating, Review and/or Outlook status, or 2) an affirmation of a Rating, or 3) a confirmation of a Rating, or 4) the assignment of an initial Rating, the accompanying publicly disseminated information shall include a detailed evaluation of the quantitative and qualitative factors, and their relative weighting, that were taken into account when making the rating change determination. In that same public dissemination, MIS must also provide summary meeting minutes for the rating committee and any required standardized economic statistical information applicable to that Sovereign Credit Rating.

DEFINED TERMS

Agent

Any party working on behalf of a Rated Entity or working on behalf of an Agent of the Rated Entity.

Anticipated Ratings Process

Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Credit Rating

A Credit Rating is an opinion from a MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Action

A Credit Rating Action is any one of the items below:

i.   the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

ii. the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

iii. a change in a Credit Rating (i.e., upgrade or downgrade);

iv. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

v. the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

vi. an Affirmation of a Credit Rating; and

vii. a Withdrawal of a Credit Rating.

Credit Rating Announcement

A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS or Moody's Local may also publish a Credit Rating Action on related to public Credit Ratings www.moodys.com that is not accompanied by a Credit Rating Announcement.

ESMA

The European Securities and Markets Authority, is the regulator for the European Union

EU Member State

Any country that is 1) a member of the European Union, or 2) an applicant country to the European Union, or 3) a candidate country for European Union membership, or 4) a country recognized by the European Union for membership that has not yet begun the process of applying for membership.

EU Sovereign Credit Rating

An EU Sovereign Credit Rating is:

» where the Lead Analyst is located within the European Union or a branch of a Moody's European Union based entity;
   and

» the rating is of a State or regional or local authority of a State, i.e. regional or local government, or

» the ratings is of a debt or financial obligation, debt security or other financial instrument of a State or a regional or local authority of a state, i.e. regional or local government; or of a special purpose vehicle (SPV) for states, regional or local authority of a State, or

» the rating is of an international financial institution established by two or more states which has the purpose of mobilizing funding and providing financial assistance to the benefit of its members that are experiencing or threatened by severe financing problems.

For the purposes of this definition, SPV's include only those entities that were established directly by government(s) and do not undertake any real activity beyond acting as a financing conduit. As such, this would NOT include any of the financial institutions created to hold or divest the non-performing assets of banks (commonly referred to as "bad banks"), as these entities have substantial financial operations requiring decision-making by their management. Additionally, a sovereign SPV would NOT include any entity established as part of a Public Private Partnership project, as these SPVs were not established by government(s) and therefore are not considered an SPV for states, regional or local authorities.

Decisions as to whether or not an entity should be included as a SPV rest with a committee formed of MDs from the Sovereign and Sub-Sovereign Rating Groups.

FCA

The Financial Conduct Authority is the regulator for the United Kingdom.

Issuer Confidential Information

Issuer Confidential Information is any information received by MIS from an Issuer, its affiliates or its Agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which MIS has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:

a. information that is publicly known;

b. information available to MIS on a non-confidential basis prior to disclosure by the Issuer or its agents;

c. information that becomes available to MIS on a non-confidential basis from a third party not reasonably known by MIS to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;

d. information developed independently by MIS;

e. information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or

f. information that is approved for public disclosure in writing by the Issuer, its affiliates or its agents.

Lead Rating Analyst, Lead Analyst or Lead

A Lead Rating Analyst, Lead Analyst, or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related rating Outlook or rating Review.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)

ML refers to Moody's Local and its affiliates that issue Ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult applicable Rating Symbols and Definition document.

Rated Entity(ies)

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

MIS Rating Group

Rating Group refers to one of MIS's global analytical rating teams within Ratings and Research, for example, Global Financial Institutions (FIG).

Review

A Review is an indication that a rating is under consideration for a change in the near term. For further information see the applicable Ratings Symbols and Definitions document.

Sovereign Credit Rating

Generally, a Credit Rating on the highest level of political organization within a particular country or a transnational organization, except as defined by the European Union (EU Sovereign Credit Rating)) and the United Kingdom (UK Sovereign Credit Rating), which has a more expansive official definition of a sovereign.

Sovereign Release Calendar

The published calendar document that, generally, announces three dates for the potential release of both solicited and unsolicited credit rating actions, in accordance with respective EU and UK regulations. It includes EU Sovereign Credit Ratings (and UK Sovereign Credit Ratings certain Sovereign and Sub-Sovereign issuers that are covered by a Lead Analyst based in the EU or UK, as required by regulation) and, in order to provide greater market clarity, the calendar also includes the ratings of individual EU national issuers, or the UK itself, that are covered by a Lead Analyst based outside of either the EU or the UK. This calendar may be updated as needed during the year. This calendar does not incorporate dates where Moody's will release newly issued EU Sovereign Credit Ratings assigned in the Subsequent Ratings Process or from which a provisional notation will be removed in the Anticipated Ratings Process State

A state is generally, a nation or territory considered as an organized political community under one government.

Subsequent Ratings Process

Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

» Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

» Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

» Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

Sub-Sovereign Credit Rating

Generally, a credit rating of a sub-national political entity, including regional political sub-divisions or a regional authority created by two or more sub-national political entities.

Unsolicited Credit Rating

Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

UK Sovereign Credit Rating

A UK Sovereign Credit Rating is:

» where the Lead Analyst is located within the UK or a branch of a Moody's UK based entity; and

» the rating is of a State or regional or local authority of a State, i.e. regional or local government, or

» the ratings is of a debt or financial obligation, debt security or other financial instrument of a State or a regional or local authority of a state, i.e. regional or local government; or of a special purpose vehicle (SPV) for states, regional or local authority of a State, or

» the rating is of an international financial institution established by two or more states which has the purpose of mobilizing funding and providing financial assistance to the benefit of its members that are experiencing or threatened by severe financing problems.

For the purposes of this procedure, SPVs include only those entities that were established directly by government(s) and do not undertake any real activity beyond acting as a financing conduit. As such, this would NOT include any of the financial institutions created to hold or divest the non-performing assets of banks (commonly referred to as "bad banks"), as these entities have substantial financial operations requiring decision-making by their management. Additionally, a sovereign SPV would NOT include any entity established as part of a Private Public Partnership project as these SPVs were not established by government(s) and therefore are not considered an SPV for states, regional or local authorities.

Decisions as to whether or not an entity should be included as a SPV rest with a committee formed of MDs from the Sovereign and Sub-Sovereign lines of business.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY ANY PERSON AS A BENCHMARK AS THAT TERM IS DEFINED FOR REGULATORY PURPOSES AND MUST NOT BE USED IN ANY WAY THAT COULD RESULT IN THEM BEING CONSIDERED A BENCHMARK.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

Moody's
INVESTORS SERVICE

Policy on the Conduct of the Rating Committee Process in the European Union and United Kingdom

Issued by: Compliance Department
Applicable to: All MIS Employees and relevant Moody's Shared Services Employees supporting the MIS ratings process for credit ratings
Scope: European Union and United Kingdom
Effective Date: January 1, 2021

POLICY

For Credit Ratings where the Lead Analyst is located in the European Union, or in the United Kingdom, MIS will meet regulatory requirements regarding the conduct of the rating committee process by having Rating Committee Chairs:

1. Determine that the composition of the rating committee reflects the appropriate combination of breadth and depth of experience.

2. Require each member of the rating committee to confirm that he or she does not have a Prohibited Conflict of Interest.

3. Request that deviations between the recommendations and rationale of the Lead Analyst and the outcome of the rating committee are recorded as appropriate in the addendum.

MIS has established the Procedure on the Conduct of the Rating Committee Process in the European Union and United Kingdom to govern the implementation of this Policy.

DEFINED TERMS

Credit Rating

A Credit Rating is MIS's opinion regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Lead Analyst

A Lead Rating Analyst, Lead Analyst, or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating.

MIS Employees

The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Shared Service Employees

The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS, ML and MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

Prohibited Conflict of Interest

A Prohibited Conflict of Interest (PCOI) is one which, pursuant to MIS policies or procedures or relevant law, would bar an employee from participating in an assignment or monitoring of a Credit Rating or any assignment of Outlook in the EU or the UK, or placing of a Credit Rating on Review in the EU or in the UK (collectively "CR").

Rating Committee Chair

A Rating Committee Chair is an MIS Employee who is authorized to serve as the chair of a committee convened to take a Credit Rating Action.

Moody's
INVESTORS SERVICE

Moody's
INVESTORS SERVICE

Policy for Agency Rotation

Issued by: Compliance Department
Applicable to: All MIS Structured Finance and Commercial Group employees
Scope: MIS public Credit Ratings of European and UK Re-Securitizations
Effective Date: January 1, 2021

I. STATEMENT OF PURPOSE

MIS has adopted this Policy to implement a rotation mechanism in connection with its issuance of public Credit Ratings of European Re-Securitizations and UK Re-Securitizations. To implement its regulatory obligations, MIS will, for prescribed periods, refrain from rating new European or UK Re-Securitizations where MIS has previously entered into a contract to issue Credit Ratings for a European or UK Re-Securitization with the same Originator, subject to the limitations
described below.

II. POLICY

1.   From the effective date of the regulation and onwards, when MIS signs a contract to publicly rate a new European or UK Re-Securitization, the maximum Agency Time On Period will be four (4) years. MIS will not enter into another such contract or publicly rate a new European or UK Re-securitization from the same Originator until a Contract Break Period has been completed. For contracts signed before the effective date of the regulation, the Agency Time On Period will commence on the effective date of the regulation.

2.   This provision is subject to the Exemption set out in Section II.3 below.

3.   Exemption

   Where at least four Credit Rating Agencies each rate more than 10% of the total number of outstanding rated European Re-Securitizations or where at least four Credit Rating Agencies each rate more than 10% of the total number of outstanding rated UK Re-Securitizations, MIS will not be bound by the limitation set out in section II.1 above.

This exemption ceases to apply if MIS enters into a new non-exempt contract to publicly rate a new European or UK Re-Securitization from the same Originator. If this occurs, the Agency Time On Period will commence on the date MIS enters into that new non-exempt contract.

4. The Contract Break Period follows the conclusion of the Agency Time On Period for the respective Originator. Once a Contract Break Period has been completed, MIS will commence a new Agency Time On Period for the same Originator.

5. MIS continues to monitor or update previously assigned Credit Ratings for the lifetime of such European or UK Re-Securitization or until the relevant Credit Rating is withdrawn.

III. DEFINED TERMS

Agency Time On Period
The Agency Time On Period means the period of time during which MIS issues public Credit Ratings on a new European Re-Securitization with the same Originator.

Contract Break Period
A Contract Break Period is a period of time equal to the Agency Time On Period, during which MIS will not enter into a new contract, and will not issue public Credit Ratings on new European Re-Securitizations from the same Originator.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Agency
Credit Rating Agency means a legal person whose occupation includes the issuing of Credit Ratings on a professional basis.

European Re-Securitization
A European Re-Securitization is a Re-Securitization where the public Credit Ratings is issued by any of MIS's wholly owned subsidiaries in the EU (including branches of such subsidiaries).

Moody's Investors Service, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Originator
An Originator is the primary instigator of a transaction, as determined by Moody's, expected to have the most interest in and be the ultimate decision maker of the transaction.

Rating
A Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.

Rated Entity (ies)

A Rated Entity means any entity rated by Moody's credit rating agency or any entity that issues securities rated by Moody's credit rating agency.

Re-Securitization

Re-Securitization means a Securitization where the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a Securitization position.

Securitization

Securitization means a transaction or scheme, whereby the credit risk associated with an exposure or pool of exposures is tranched, having both of the following characteristics:

i. payments in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures; and

ii. the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme.

Tranche

Tranche means a contractually established segment of the credit risk associated with an exposure or number of exposures, where a position in the segment entails a risk of credit loss greater than or less than a position of the same amount in each other such segment, without taking account of credit protection provided by third parties directly to the holders of positions in the segment or in other segments.

The stratified/tranched structures that characterize securitizations differ from ordinary senior/subordinated debt instruments in that junior securitization tranches can absorb losses without interrupting contractual payments to more senior tranches, whereas subordination in a senior/subordinated debt structure is a matter of priority of rights to the proceeds of liquidation.

UK Re-Securitization

A UK Re-Securitization is a Re-Securitization where the public Credit Ratings is issued by any of MIS's wholly owned subsidiaries in the UK (including branches of such subsidiaries).

Moody's
INVESTORS SERVICE

MOODY'S
INVESTORS SERVICE

Policy on Shareholding

Issued by: Compliance Department
Applicable to: All MIS Employees and relevant
Moody's Shared Services Employees
supporting the MIS ratings process
Scope: EU and UK Credit Ratings and EU and
UK Endorsed Credit Ratings
Effective Date: January 1, 2021

POLICY

The purpose of this policy is to address certain relationships between Shareholders and MIS Rated Entities.

In certain circumstances, MIS will disclose those Shareholders who hold certain threshold levels of shares in Moody's Corporation and/or in Rated Entities or who have significant relationships with Rated Entities. MIS will also assess whether there are grounds for maintaining, withdrawing, or refraining from issuing EU Credit Ratings[1] or UK Credit Ratings[2] or EU Endorsed Credit Ratings or UK Endorsed Credit Ratings affected by these threshold levels and, if applicable, their related rating Outlooks or rating Reviews.

DEFINED TERMS

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

EU Credit Rating
An EU Credit Rating is a Credit Rating assigned by an MIS entity registered as a credit rating agency in the EU and where the Lead Analyst is located in the EU.

EU Endorsed Credit Rating
An EU Endorsed Credit Rating is a Credit Rating assigned by an MIS entity outside the EU which is endorsed by

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[1] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook or rating Review.

an MIS entity registered in the EU.

Moody's Corporation

Moody's Corporation is the US listed parent of the Moody's group of companies.

Moody's Investors Services, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)

ML refers to Moody's Local and its affiliates that issue Ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Moody's Shared Services Employee

The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS, ML and MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult the applicable *Rating Symbols and Definitions* document.

Rated Entity (ies)

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

Review

A Review is an indication that a rating is under consideration for a change in the near term. For further information see the applicable *Ratings Symbols and Definitions* document.

Shareholder

A Shareholder includes a direct and indirect owner of Moody's Corporation stock.

UK Credit Rating

A UK Credit Rating is a Credit Rating assigned by an MIS entity registered as a credit rating agency in the UK and where the Lead Analyst is located in the UK.

UK Endorsed Credit Rating

A UK Endorsed Credit Rating is a Credit Rating assigned by an MIS entity outside the UK which is endorsed by an MIS entity registered in the UK.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.
To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."
Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.
Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.
MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.
MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.



Policy Regarding Personal Relationships and Nepotism

Issued by: Human Resources
Applicable to: All employees
Effective Date: October 22, 2020
For Internal Use Only

When an employee uses his/her own personal influence or power to either aid or hinder another in obtaining employment, promotion, increased compensation, or other work-related benefits due to a Personal Relationship (as defined below), it may create an actual, potential or perceived conflict of interest and/or unprofessional work environment. Similarly, Personal Relationships between certain employees may expose both Moody's and the employees involved to embarrassment and/or potential legal liability.

Therefore, subject to applicable law, Moody's (i) prohibits its Executive Leadership Team (ELT) from having a Personal Relationship with any other Moody's employee, and (ii) places restrictions on the employment and hiring of individuals who are in a Personal Relationship with a Moody's employee.

For purposes of this policy, individuals in a Personal Relationship are:

» relatives (by blood or through marriage, domestic partnership, or adoption);
» spouses;
» domestic partners;
» individuals cohabitating and sharing financial responsibilities; and/or
» individuals in a romantic and/or sexual relationship.

References in this policy to "Moody's" refer to Moody's Corporation and its affiliates and subsidiaries.

EXECUTIVE LEADERSHIP TEAM (ELT)

Members of the Moody's ELT may not have a Personal Relationship with any employee of Moody's.

PROHIBITED PERSONAL RELATIONSHIPS FOR ALL OTHER EMPLOYEES

Subject to applicable law, Moody's prohibits Personal Relationships between certain employees ("Prohibited Personal Relationships"). Prohibited Personal Relationships are Personal Relationships between employees, regardless of reporting lines, where: (i) the employees are employed in the same line of business or department (unless otherwise approved by the Human Resources and Legal Departments); (ii) one employee has direct or indirect supervisory authority and/or influence over the other employee, including the authority to review or audit the other employee's work or to impact in any way the other employee's compensation, promotional opportunities, job assignments and/or performance evaluations; (iii) one employee has access to sensitive or confidential personnel information about the other employee; (iv) the Personal Relationship may have a negative impact on the effectiveness of the business operations, work performance and/or employee morale; and/or (v) the Personal Relationship may otherwise create an actual, potential or perceived conflict of interest and/or unprofessional work environment. This prohibition also applies to job applicants and existing employees seeking transfers within Moody's.

REPORTING REQUIREMENTS

Employees must promptly report to their manager and the Human Resources Department the existence of any Prohibited Personal Relationship as set forth above.

Any manager who learns of such a Prohibited Personal Relationship, either from an employee involved in such Prohibited Personal Relationship or from another source, must promptly notify the Human Resources Department.

Failure to report a Prohibited Personal Relationship may result in disciplinary action, up to and including termination of employment, consistent with applicable law.

EVALUATION

After a Prohibited Personal Relationship has been reported, Moody's will determine in its sole discretion what, if any, action to take to avoid an actual, potential or perceived conflict of interest and/or unprofessional work environment. Subject to applicable law, such action may include one or more of the following: a change in the responsibilities of one or both of the individuals involved in the Prohibited Personal Relationship; a transfer of one or both individuals to another line of business or department within Moody's; and/or asking one or both employees to leave Moody's. Moody's may take one or more of these actions at any time after learning of the Prohibited Personal Relationship.